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05007802

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shun tak Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 13 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3357

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 5/12/05

SHUN TAK



Annual Report 2004 年報

Contents

Corporate Information

Board of Directors

Dr. Stanley Ho
Group Executive Chairman

Sir Roger Lobo
Independent Non-Executive Director

Mr. Robert Kwan
Independent Non-Executive Director

Mr. Norman Ho
Independent Non-Executive Director

Dato' Dr. Cheng Yu Tung
Non-Executive Director

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director

Ms. Pansy Ho
Managing Director

Ms. Daisy Ho
Deputy Managing Director

Dr. Ambrose So
Executive Director

Mr. Patrick Huen
Executive Director

Mr. Andrew Tse
Executive Director

Mr. Anthony Chan
Executive Director

Ms. Maisy Ho
Executive Director

Mr. David Shum
Executive Director

Audit Committee

Mr. Robert Kwan
Chairman of the Audit Committee

Sir Roger Lobo

Mrs. Mok Ho Yuen Wing, Louise

Mr. Norman Ho

Company Secretary

Ms. Angela Tsang

Registered Office

Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong
Tel: (852) 2859 3111
Fax: (852) 2857 7181
Web site: www.shuntakgroup.com
E-mail: enquiry@shuntakgroup.com

Auditors

H.C. Watt & Company Limited

Solicitors

Norton Rose

Principal Bankers

Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank, Hong Kong Branch
Agricultural Bank of China, Hong Kong Branch
BNP Paribas, Hong Kong Branch
Calyon, Hong Kong Branch
The Hongkong and Shanghai Banking Corporation Limited

Share Registrars and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary

The Bank of New York

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited, traded in the form of American Depositary Receipts on the OTC market in the United States.

Shun Tak Holdings Limited is a leading Hong Kong-based conglomerate with core businesses in the transportation, hospitality and property sectors.

Shun Tak Holdings Limited was established in 1972 and listed on the Hong Kong Stock Exchange since 1973. The Group's origin dates back to 1961 when ferry service was inaugurated between Hong Kong and Macau following the Macau government granted an exclusive casino franchise to Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM). In a strategic move to strengthen its shipping operation and expand market share, the Group successfully merged its shipping operations with those of CTS-Parkview Holdings Limited in 1999. The combined entity is operated and managed by the joint venture company Shun Tak-China Travel Shipping Investments Limited, under the trade name "TurboJET." In 2003, the shipping operation launched an inter-regional traffic platform comprising a ferry service network which links the major international airports in the Pearl River Delta. The enhanced network strategically transforms the Group's shipping operation into an international and multi-modal transportation service link within the region.

The Group now owns one of the largest fleets of high-speed passenger ferries in Asia and is the only operator of 24-hour ferry services between Hong Kong and Macau. The fleet provides passengers with fast, comfortable and reliable service between major cities in the growing network of Pearl River Delta destinations, including Hong Kong, Macau and Shenzhen.

In response to the growth of the Southern China and Hong Kong economies in the 1980s, the Group initiated a long-term program of diversification, first into tourism-related industries, such as hotels and restaurants, and then into real estate. The Group was a pioneer in top-tier hotel services in Macau through its investment in Mandarin Oriental Macau and Westin Resort Macau. In Hong Kong, through its interest in major commercial, residential and retail property ventures, including The Belcher's and Liberté development projects, the Group plays a prominent role in the property market. The Group also provides quality property management services for more than 10 million square feet of multi-functional residential, commercial, industrial and hospitality properties, including the Macau Tower Convention & Entertainment Centre.

The Group has established a strong presence in the Macau property market through its interest in Nova Taipa Gardens, a major property development in Macau. The Group continued to expand its property investments in 2002 with the acquisition of a property site for a hotel and associated facilities in Taipa, Macau. In November 2004, the Group entered into a strategic agreement to acquire the development rights of a property site for mixed-use development in Nam Van to further expand its land bank in Macau.

In 1992, the Group acquired a 5% stake in STDM, the enterprise which has been behind Macau's dynamic development for decades. In 2002, the Group formed a strategic shipping joint venture with STDM and increased its effective interest in STDM to approximately 11.48%, in order to optimise its shipping operations and hospitality development in the long term. STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A., one of the three gaming concessionaires granted a concession in 2002 by the Macau SAR Government to operate casinos in Macau.

Today, with over 2,100 employees, Shun Tak has established itself as a leading listed conglomerate with significant and diversified investments in Macau and Hong Kong.



TRANSPORTATION

- TurboJET
- TurboJET Sea Express
- Shipyards



HOSPITALITY

- Macau Tower Convention & Entertainment Centre
- Hotel Investment
- Hotel Management
- Private Clubs
- Travel Services



PROPERTY

- Development
- Investment
- Management

Dr. Stanley Ho G.B.S. Group Executive Chairman aged 83	The Group's founder and executive chairman, Dr. Ho has been a director of the Company since its incorporation in 1972. He is also a director of a number of the Company's subsidiaries, a director of Shun Tak Shipping Company, Limited* and chairman of the publicly-listed Melco International Development Limited and Value Convergence Holdings Limited. Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also honorary lifetime chairman of The University of Hong Kong Foundation for Educational Development and Research and a member of the Court of The Hong Kong Polytechnic University. He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees of The Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts. Dr. Ho was awarded the Gold Bauhinia Star by the Hong Kong SAR Government in 2003. In Macau, Dr. Ho is managing director of both Sociedade de Turismo e Diversões de Macau, S.A.R.L.* and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of CAM – Macau International Airport Company Limited, chairman of Seng Heng Bank Limited, chairman of Macau Jockey Club, member of Economic Council of Macau SAR and trustee of Macau Foundation. Dr. Ho is a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference. Dr. Ho is the father of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. He is also the brother of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and the uncle of Mr. Andrew Tse, an executive director of the Company. ** Shun Tak Shipping Company, Limited and Sociedade de Turismo e Diversões de Macau, S.A.R.L. are substantial shareholders of the Company.*
Sir Roger Lobo C.B.E., LL.D., J.P. Independent Non-Executive Director aged 82	Sir Roger Lobo was appointed independent non-executive director in 1994. He is vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. Sir Roger is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong. Sir Roger is also an independent non-executive director of Melco International Development Limited, PCCW Limited and director of Johnson & Johnson (HK) Limited.
Mr. Robert Kwan M.A. (CANTAB), F.C.A., F.C.P.A., retired C.P.A., J.P. Independent Non-Executive Director aged 68	Mr. Kwan was appointed independent non-executive director in 1994. He was chairman of Deloitte Touche Tohmatsu, Certified Public Accountants. Mr. Kwan is also an independent non-executive director of Melco International Development Limited, Cheung Kong (Holdings) Limited and Pak Fah Yeow International Limited.
Mr. Norman Ho F.C.P.A., Independent Non-Executive Director aged 49	Mr. Ho was appointed independent non-executive director with effect from 14 September 2004. He is an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited and has over 20 years of experience in management and property development. He is also a director of CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel and Investment Company Limited, Starlight International Holdings Limited, Tai Fook Securities Group Limited, New World Mobile Holdings Limited and Cheung Tai Hong Holdings Limited. He is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants.
Dato' Dr. Cheng Yu Tung DPMS, LLD (Hon), DBA (Hon), DSSc (Hon) Non-Executive Director aged 79	Dr. Cheng has served as a director of the Company since 1982 and is also a director of Shun Tak Shipping Company, Limited* and Sociedade de Turismo e Diversões de Macau, S.A.R.L.*. Dr. Cheng is chairman of New World Development Company Limited, NWD (Hotels Investments) Limited and Chow Tai Fook Enterprises Limited and a director of Hang Seng Bank Limited. ** Shun Tak Shipping Company, Limited and Sociedade de Turismo e Diversões de Macau, S.A.R.L. are substantial shareholders of the Company.*

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director
aged 76

Mrs. Mok was appointed non-executive director in March 1999. Mrs. Mok is a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L.* as well as a Supervisory Committee Member.

Mrs. Mok is the sister of Dr. Stanley Ho, the Group executive chairman. She is also the aunt of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company, Ms. Maisy Ho, an executive director of the Company, and Mr. Andrew Tse, an executive director of the Company.

** Sociedade de Turismo e Diversões de Macau, S.A.R.L. is a substantial shareholder of the Company.*

Ms. Pansy Ho
Managing Director
aged 42

Ms. Ho was appointed executive director when she joined the Group in January 1995, and managing director in June 1999. She is also a director of a number of the Company's subsidiaries and a director of Shun Tak Shipping Company, Limited*.

Besides overseeing the overall strategic development and management of the Group, she is also the chief executive officer and a director of Shun Tak – China Travel Shipping Investments Limited and is directly in charge of the Group's shipping operations.

In addition to serving the Group, she is also a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L.*, chairman of Macau Tower Convention & Entertainment Centre and an executive director of Air Macau Company Limited. Ms. Ho is also an executive director of the publicly-listed Prime Investments Holdings Limited and an independent non-executive director of publicly-listed Sing Tao News Corporation Limited.

In Hong Kong, she is a member of the executive committee and the board director of The Community Chest, founding honorary advisor and board director of The University of Hong Kong Foundation for Educational Development & Research, and an advisory council member of The Better Hong Kong Foundation. In China, she is a committee member of The Chinese People's Political Consultative Conference of Beijing, executive committee member of All-China Federation of Industry & Commerce and vice president of the Chamber of Tourism of the Federation, and executive vice president of Guangdong Chamber of Foreign Investors.

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and a cousin of Mr. Andrew Tse, an executive director of the Company.

** Shun Tak Shipping Company, Limited and Sociedade de Turismo e Diversões de Macau, S.A.R.L. are substantial shareholders of the Company.*

Ms. Daisy Ho
Deputy Managing Director
aged 40

Ms. Ho joined the Group in January 1994 and was appointed executive director in October of the same year. She became the Group's deputy managing director in June 1999 and chief financial officer the following October. She is also a director of a number of the Company's subsidiaries. Ms. Ho is a director of Shun Tak Shipping Company, Limited*.

Besides participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is also an executive committee member of The Real Estate Developers Association of Hong Kong, a member of the Hong Kong Institute of Real Estate Administration, Advisory Council of the Canadian International School of Hong Kong, Hong Kong Advisor to The Dean's Advisory Board of University of Toronto and Governor of The Canadian Chamber of Commerce in Hong Kong.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Maisy Ho, an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and a cousin of Mr. Andrew Tse, an executive director of the Company.

** Shun Tak Shipping Company, Limited is a substantial shareholder of the Company.*

Dr. Ambrose So
Executive Director
aged 54

Dr. Ambrose So joined the Group in 1975 and was appointed executive director in 1991. He is also a director of a number of the Company's subsidiaries. He is a founding honorary director of the University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 10th National Committee of the Chinese People's Political Consultative Conference and the Vice President of Chinese Culture Promotion Society.

Dr. So holds a Bachelor's degree in Science from the University of Hong Kong and a Doctoral degree in Management Studies.

Mr. Patrick Huen
Executive Director
aged 63

Mr. Huen joined the Group in 1979 and was appointed executive director in 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Huen is also the C.E.O. of Seng Heng Bank Limited, an executive director of CAM – Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal. He is a fellow member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute. He is also a member of the Economic Council of the Macau SAR.

Mr. Andrew Tse
Executive Director
aged 52

Mr. Tse joined the Group in 1981 and was appointed executive director in 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Tse is a nephew of Dr. Stanley Ho, the Group executive chairman and Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company. He is also a cousin of Ms. Pansy Ho, a managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company.

Mr. Tse is the chief executive officer of East Asia Airlines Limited and Hong Kong Express Airways Limited.

Mr. Anthony Chan
Executive Director
aged 57

Mr. Chan joined the Group in 1987 and was appointed executive director in 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Chan is a director of The Real Estate Developers Association of Hong Kong, president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology, and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development in mainland China.

Mr. Chan has been appointed as a committee member of The Chinese People's Political Consultative Conference, Guangdong Province.

Ms. Maisy Ho
Executive Director
aged 37

Ms. Ho joined the Group in September 1996 and was appointed executive director in June 2001. She is also a director of a number of the Company's subsidiaries.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division. She is a member of the Hong Kong Institute of Real Estate Administration, The Real Estate Developers Association of Hong Kong, International Professional Security Association, Federation of Hong Kong Industries as well as an associate member of the Hong Kong Institute of Facility Management. Ms. Ho also holds an Estate Agent's Licence (Individual).

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University, U.S.A.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Daisy Ho, the deputy managing director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and a cousin of Mr. Andrew Tse, an executive director of the Company.

Mr. David Shum
Executive Director
aged 50

Mr. Shum joined the Group in 1992 and was appointed executive director with effect from 14 April 2004. He is also a director of a number of the Company's subsidiaries. He is responsible for the investment activities of the Group. Mr. Shum holds a Master's degree in Business Administration from the University of California, Berkeley, U.S.A. Mr. Shum is recently appointed a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L.*.

** Sociedade de Turismo e Diversões de Macau, S.A.R.L. is a substantial shareholder of the Company.*

JULY 2004

In July, superstructure works began for Phase II of Nova Taipa Gardens, a major residential property development in Macau.

NOVEMBER 2004

In November, in order to further expand its land bank in Macau, the Group entered into an agreement to acquire the development rights of a mixed-use property site at Nam Van adjacent to the Macau Tower, with a developable gross floor area of approximately 2.7 million square feet.

On 24 November, the Group obtained a confirmation from Sociedade de Jogos de Macau, S.A. that it would lease approximately 213,000 square feet at the proposed Nam Van site for the operation of a casino.

As of November, all residential units at Liberté had been sold.

DECEMBER 2004

In December, the Macau SAR Government approved the preliminary plan submission for spa centre extension work at Westin Resort Macau.

FEBRUARY 2005

In February 2005, the Group submitted a building plan for the development of the property site at 124 Pokfulam Road into luxurious residential apartments. The Hong Kong SAR Government approved the plan in March 2005.

Financial Highlights and Dividend Schedule

Financial Highlights

	2004 (HK$'000)	2003 (HK$'000)
Turnover	**3,749,130**	5,151,246
Profit attributable to shareholders	**503,197**	327,164
Shareholders' equity	**7,265,790**	6,428,301
Earnings per share (HK cents)		
– basic	**24.8**	16.8
– diluted	**23.8**	16.7
Dividends per share (HK cents)	**11.0**	5.0
Net asset value per share (HK$)	**3.5**	3.3

The calculation of basic earnings per share is based on the weighted average number of 2,027,033,564 shares (2003: 1,942,433,910 shares) in issue during the year. The calculation of diluted earnings per share is based on the weighted average number of 2,115,339,365 shares (2003: 1,955,156,107 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

Dividend Schedule

Announcement of final dividend	21 April 2005
Deadline for lodging of all transfers	8 June 2005 – 4:00pm
Closure of register of members	9 June to 14 June 2005
Annual General Meeting	14 June 2005
Posting of dividend warrant to shareholders	28 June 2005

Chairman's Statement



The Group achieved an impressive growth in profit in 2004 by capturing the opportunities presented by the remarkable tourism growth in Macau and the strong economic recovery of both Hong Kong and Macau during the year.

In 2004, tourist arrivals in Macau increased by 40% over 2003 to more than 16.6 million people. More than half of these arrivals were from mainland China as a result of its liberalization of travel restrictions on individuals since the latter half of 2003. This encouraging trend accelerated during 2004 and early 2005 with the extension of the relaxed travel policy to more mainland cities. The economies of both Hong Kong and Macau prospered during 2004, with a growth in gross domestic product of 8.1% and 28% in Hong Kong and Macau respectively.

The Group's profit attributable to shareholders for the year ended 31 December 2004 was HK$503.2 million, an increase of 53.8% over 2003 profit of HK$327.2 million. Basic earnings per share were HK 24.8 cents (2003: HK 16.8 cents).

Subject to approval by our shareholders at the Annual General Meeting on 14 June 2005, the Directors recommend a final dividend of HK 6.5 cents per share (2003: HK 3.5 cents per share). In addition to the interim dividend of HK 4.5 cents per share previously paid (2003: HK 1.5 cents), the total dividend for the year amounted to HK 11.0 cents per share (2003: HK 5.0 cents).

The transportation division achieved record-high turnover and operating profit in 2004 since the formation of its TurboJET operation in mid-1999. During the year, the TurboJET operation also recorded the highest number of passengers in its history on its Hong Kong Island-Macau and Shenzhen-Macau routes, with an increase in passenger numbers of 14% and 132%, respectively, over 2003. The Group's shipping operation has been the longstanding market leader on the Hong Kong-Macau passenger ferry route. With the launch of the TurboJET Sea Express Service to link up the Hong Kong International Airport with Macau and Shenzhen in September 2003, a new multi-modal transportation services link was offered to a wider traveler base in the region. The service has been well-received by travelers and extends the operation in a new and positive direction.

The Group's hotel investments, Mandarin Oriental Macau and Westin Resort Macau, benefited from the continuing growth in Macau tourism and recorded increased profits in 2004. Both hotels reported increased average room rates and occupancy rates for the year.

The Macau Tower Convention & Entertainment Centre, which the Group manages, attracted a record number of tourists last year and was citied by a public opinion survey as the most favored tourist spot for visitors to Macau. Macau Tower is expected to benefit from the increasing popularity of Macau as a destination for regional and international events such as business conventions and trade exhibitions.

As a result of the boost in tourism to Macau during the year, there was encouraging growth in the Group's dividend from its strategic investment in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), the largest operator in Macau's leisure and tourism sector.

The performance of the Group's property division was outstanding during the year, reporting an increase in operating profit of HK$175.8 million to HK$550.3 million. All residential units in Liberté and most units in The Belcher's were sold by the end of 2004. In Macau, all saleable units in Phase I of Nova Taipa Gardens were sold and superstructure work for Phase II began in July.

The property management division currently holds an extensive portfolio of more than 10 million square feet of residential, commercial and retail property in Hong Kong and Macau. The division also provides value-added property services to a wide range of multi-functional developments. Given the demand for the quality services in which the division excels, the Group anticipates that property management services will continue to be an increasing source of revenue.

In line with our long-term strategy to further explore and develop promising expansion opportunities in Macau, the Group agreed in November 2004 to acquire the development rights of a property site in Nam Van, adjacent to the Macau Tower, for a consideration of HK$1,500 million. The site will have a total developable gross floor area of not less than 2.7 million square feet for residential, commercial, retail and hotel uses. The Group believes that the property will become a prime site for property development in Macau and will create mutual synergies with Macau Tower to provide a new business and commercial district. The Group also plans to develop a site located in Taipa with a total developable gross floor area of over 2.1 million square feet with a hotel and associated facilities. The development rights of the site were acquired in 2002 and are owned as to 80% by the Group and 20% by STDM. The board believes that these developments will further strengthen the leading position of the Group in the Macau property and hospitality sectors.

During the year, property sales generated significant cashflow for the Group with a net cash surplus of approximately HK$2.6 billion as at 31 December 2004. The Group's financial position was further strengthened with the full conversion of convertible bonds by July 2004. To capitalize on its solid financial position and established transportation and hospitality network, the Group will continue to pursue investment opportunities that are synergistic with its core businesses and offer long term growth potential, particularly in Macau. The Group is committed to achieve continued business growth and is confident that it will benefit from Macau's transformation into a world-class leisure, entertainment and convention destination.

I take this opportunity to thank the Group's staff, management and other partners for their dedication and efforts that resulted in another year of solid performance and growth, one in which we can all take pride.

Stanley Ho
Group Executive Chairman
21 April 2005



We Craft the Vision

The new ferry network creates a strategic platform within the Pearl River Delta, providing air-sea transportation service to travelers across the region – The Group's international and multi-faceted transportation system is gradually evolving and expanding.

TRANSPORTATION



Shun Tak-China Travel Shipping Investments Ltd. (STCTS) is one of the largest high-speed ferry operators in Asia. Operating under the name TurboJET, STCTS owns a fleet of 31 vessels and is the only operator providing 24-hour ferry services between Hong Kong and Macau. The Group's shipping operation has been the market leader on the Hong Kong-Macau route for more than four decades.

TurboJET Sea Express service, the transportation division's new ferry service between Hong Kong International Airport (HKIA) and key Pearl River Delta destinations launched in late 2003, enabled the Group's shipping operation to capture a wider and more diverse international traveler base during the year. The TurboJET Sea Express service originates from the SkyPier cross-boundary passenger ferry terminal at HKIA and enables passengers to transit conveniently without going through Hong Kong customs and immigration formalities. With the innovative services provided by TurboJET Sea Express, the transportation division has created a strategic Pearl River Delta platform to meet the demand of regional sea and air travelers and thereby enhanced opportunities for revenue and business growth in the future.



Review of Operations – Transportation


Shenzhen Baoan International Airport
Shenzhen
Hong Kong
Hong Kong International Airport
Macau
Macau International Airport
TurboJET Sea Express
TurboJET

For the year ended 31 December 2004, with over 10 million passengers carried by STCTS, the transportation division recorded a significant increase in its operating profit to HK$243 million (2003: HK$49 million) despite the sharp rise in the price of fuel. The rebound in visitors to Macau following the recovery from SARS and relaxation of travel restrictions on mainland China's individual travelers since mid-2003 contributed to the record passenger volume on TurboJET's Hong Kong Island-Macau and Shenzhen-Macau routes. Passenger volume increased by 14% on the Hong Kong Island-Macau route during the year and the Shenzhen-Macau route achieved a 132% growth over 2003. The TurboJet Sea Express service at the HKIA has been well-received by international travelers and recorded an encouraging growth in passengers on all routes in 2004.

During the year, the shipping operation introduced free shuttle bus passenger service between the Shenzhen Fu Yong Ferry Terminal and neighbouring cities in order to enhance the traveler base of the Shenzhen routes. In June




TURBOJET

SKYPIER
海天客運碼頭

2004, the Macau SAR Government launched the Macau Expresslink service which complements the Group's ferry operations by allowing passengers to transit between the Macau Ferry Terminal and Macau International Airport without Macau custom and immigration formalities. The Group is committed to expand such multi-modal transit arrangements toward its goal of building an international transportation network in the Pearl River Delta region.

In anticipation of continuing economic development in the Pearl River Delta region, the transportation division will continue to identify and pursue opportunities and investments which are synergistic with the Group's businesses and offer long-term growth potential.


登船 Ferry Boarding

We Paint the Feast



The Group operates an exciting and popular spectrum of leisure activities in Macau, the emerging Pearl River Delta entertainment hub – the Group's hospitality business will continue to grow and benefit from the promising economic development in Macau.

HOSPITALITY

The Group's hospitality division reported an impressive increase in operating profit to HK$20 million (2003: HK$6 million) for the year ended 31 December 2004. This was mainly due to the rebound in visitors to Macau after SARS and the relaxation of travel restrictions on individual travelers from mainland China.

For the year ended 31 December 2004, the number of visitors to Macau increased 40% year-on-year, to approximately 16.6 million people. With relaxed travel restrictions on individual travelers from major cities in mainland China (including Guangzhou, Shanghai and Beijing), visitor arrivals to Macau from mainland China reached 9.5 million in 2004, a dramatic increase of 66% year-on-year. The opening of new leisure and entertainment venues in Macau also helped to attract more tourists in 2004.

As a result of the surge in visitors to Macau, the Group's 50%-owned Mandarin Oriental Macau (Mandarin) and 34.9%-owned Westin Resort Macau (Westin) reported increases in profit for the year. The two hotels also recorded improved average room rates and occupancy rates during the year. Mandarin recorded a 4% increase in average room rate and a 18% increase in occupancy rate, as compared with last year. Westin also recorded a 7% increase in average room rate and a 7% increase in occupancy rate over 2003.






澳门旅游塔呈献
法国浪情圣诞
Party
Rendez-vous à Macau Tower
for a French Christmas
2004





In order to accommodate a greater variety of activities for its guests, the division plans a major extension of its facilities at the Westin Resort Macau subject to government approval. The extension will include a spa centre, banquet hall, seafront villas and restaurant. In December 2004, the Macau SAR Government granted approval for the preliminary plan of the spa.

The Macau Golf & Country Club (MGCC), Macau's premier golf club conveniently adjacent to the Westin, recorded satisfactory performance during the period. The Westin, together with the MGCC, is the only resort in Hong Kong and Macau that offers an international standard 18-hole golf facility. MGCC hosted the prestigious Macau Open golf tournament in 2004 for the seventh consecutive year.

Under the Group's management, the Macau Tower Convention & Entertainment Centre (Macau Tower) has become a prominent landmark for tourists and a popular venue for major public events, conventions and banquets in Macau. In 2004, Macau Tower recorded a year-on-year increase in visitors of approximately 21% with over 2 million visitors since its opening. In July 2004, a public opinion survey cited Macau Tower as the most favored tourist spot by visitors to Macau. The survey was part of the "Macau Welcomes





You" campaign sponsored by the Macau SAR Government. To meet the increasing demand for high-quality banquet facilities in Macau, Macau Tower opened a new ballroom in December which offers the largest capacity for this type of facility in Macau.

To maximize synergy among the Group's travel-related services, its sales networks in Hong Kong, Macau and major mainland China cities promote value-added travel packages which offer travelers one-stop service for hotel reservations, local transportation, guide services and shopping assistance. These one-stop services are in increasing demand and are an integral part of the hospitality division's sales development activities. The Group's sales teams also help businesses and other organizations to plan conferences and conventions in Macau.



The Group owns an 11.48% effective interest in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM). Final ordinary dividends for 2002 and 2003 declared by STDM in 2004 amounted to HK$115.5 million. An interim dividend from STDM for 2002 of HK$16.8 million was recognized by the Group in 2003. Taking this into account, the Group's dividend income from STDM would record an increase of 28.4% to HK$74.4 million in 2004 (2003: HK$57.9 million). STDM owns an 80% equity interest in Sociedade de Jogos de Macau S.A. (SJM), one of the three gaming concessionaires granted a concession in 2002 by the Macau SAR Government to operate casinos in Macau. STDM also has interests in a number of hotels in Macau, Nova Taipa Gardens, the Macau International Airport and Air Macau, the enclave's flag carrier.

Given Macau's emergence as the leisure and entertainment hub in the Pearl River Delta region and with the Group's hospitality interest in Macau, it is expected that the division will continue to benefit from the dynamic economic growth in Macau.

Through its outstanding property sales and
increasing land reserve in Macau, the Group is
establishing a leadership role in the property market there.
Planned property developments
offer significant opportunity for growth.


Welcome to the
Future

PROPERTY

The property division contributed significant earnings and cash inflow to the Group with the popularity of its major residential developments, The Belcher's and Liberté. For the year ended 31 December 2004, the property division reported an operating profit of HK$550 million (2003: HK$374 million). The increase is mainly due to the improvement in profit margin recognized from sales of residential units in The Belcher's following the strong revival of the property market, notwithstanding the reduced revenue from sales of the remaining units for The Belcher's and Liberté during the year. The profit included a HK$88 million gain on conversion of convertible guarantee bonds issued in 1999 primarily to finance the land premium and redevelopment cost of Liberté.

In Macau

Nova Taipa Gardens

Nova Taipa Gardens is a major property development in Macau. All saleable units of Phase I, comprising 13 residential blocks, were sold as at 31 December 2004. Phase II comprises 13 luxury residential towers, a deluxe clubhouse and landscaped gardens of over 200,000 square feet and is scheduled for completion in stages with the first five residential towers to be completed by 2006. Phase II superstructure work began in July 2004 with pre-sale of residential units scheduled for the second half of 2005. The associated company which owns the project disposed of its Phase IV development rights to one of the shareholders for a consideration of HK$200 million.



Nam Van site

During the year, the Group entered into an agreement to acquire the development rights of a property site adjacent to the Macau Tower at Nam Van for a consideration of HK$1,500 million. The site will have a total developable gross floor area of not less than 2.7 million square feet for residential, commercial, retail and hotel uses. Given Macau's robust economic growth, the Group believes that the property will become a prime site for mixed-use development in the future. Subject to approval from the Gaming Inspection and Coordination Bureau of Macau, a portion of the development complex of the Nam Van site will be leased to Sociedade de Jogos de Macau, S.A. (SJM) for operation of a casino.

Taipa Site

The division plans to develop the site located in Taipa with hotel and associated facilities. The development rights of the site were acquired in 2002 and are owned as to 80% by the Group and 20% by STDM. The site has an area of approximately one million square feet with a total developable gross floor area of over 2.1 million square feet.

In Hong Kong and mainland China

The Belcher's

The Belcher's luxury development in Western Mid-Levels comprises 2,213 luxury residential units. The Belcher's has been well-received by the market and approximately 98% of saleable units were sold as at 31 December 2004.

The Westwood, a large-scale modern commercial podium of over 220,000 square feet at The Belcher's, is the largest shopping complex in the Western Mid-Levels. With its wide variety of retailers and food and beverage outlets, the complex has become increasingly popular in providing one-stop shopping convenience, particularly for shoppers in the area. The property has generated satisfactory rental and management income for the Group since opening.

Liberté

Liberté in West Kowloon, with 2,434 quality units and a commercial complex named Liberté Place, was completed in 2003. All residential units of Liberté had been sold as at 31 December 2004. Liberté Place also produced satisfactory rental and management income during the year.

124 Pokfulam Road

The property site at 124 Pokfulam Road with a site area of 18,000 square feet is under planning for a luxury residential development.



Shun Tak Business Centre, mainland China

The Shun Tak Business Centre in Guangzhou comprises a 32-storey office tower and a six-storey shopping arcade. Profit contribution from the property continued to grow satisfactorily during the year.



Property Services

The Group's property management division provides quality services for a diversified range of multi-functional residential, commercial and industrial properties. The division's management portfolio extends to more than 10 million square feet in Hong Kong and Macau, comprising approximately 7 million square feet of residential area. Properties under the division's management include Liberté, The Belcher's, The Westwood and Liberté Place in Hong Kong, and Nova Taipa Gardens Phase I, the Macau Tower and Shun Tak House in Macau.

Living Matters Company Limited is a wholly-owned subsidiary of the Group that provides lifestyle concept services under the brand name "Living Matters." It promotes quality living for its clients through its extensive range of privileged personal services. During the year, Living Matters expanded its interior decoration and floral design services. It also established a new branch office in Macau to capture the business opportunities there.

For the third consecutive year in 2004, Shun Tak Property Management Limited was awarded the Caring Company Award by the Hong Kong Council of Social Services in recognition of its partnership with benevolent societies to organize charitable programs for residents.



Properties for Development and/or Sale

	Approx. Total Gross Floor Area for the Project (Sq.m)	Approx. Total Site Area for the Project (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2004	Estimated Completion Date
Hong Kong						
The Belcher's		30,125	Residential			
Phase I	112,619			51%	Works completed	—
Phase II	138,162			51%	Works completed	—
Chatham Gardens	—	3,786	—	51%	Under planning	—
124 Pok Fu Lam Road	—	1,684	Residential	100%	Under planning	—
YTM Lots 30 & 31, Yau Tong	—	1,858	—	50%	Land bank	—
Macau						
Nova Taipa Gardens			Residential/ Commercial/ Hotel			
Phase I	292,602	29,555		25%	Works completed	—
Phase II	252,566	29,547		25%	Substructure works completed	2008
Phase III	63,279	15,277		25%	Land bank	—
Phase V	150,711	24,829		25%	Land bank	—

Properties Under Planning

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2004	Year of Lease Expiry
Baia de Nossa Senhora de Esperança, Taipa, Macau	—	99,000	Hotel/ Commercial	80%	Land bank	2049*
Rawai Beach, Phuket, Thailand	—	36,800	Hotel	50%	Land bank	Freehold

Properties Held by the Group for Own Use

Penthouse, 39/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	1,823	—	Office Premises	100%	—	2055 renewable to 2130
83 and 95 Hing Wah Street West, Kowloon	19,320	19,139	Shipyards	42.6%	—	2051
Macau International Centre, Macau						
2/F to 4/F (whole floor) and Flats A, B, C of 5/F, Block 12	2,894	—	Staff Quarters	100%	—	2006 renewable to 2049
Flats E of 8-11/F, Block 13	473	—	Staff Quarters	42.6%	—	2006 renewable to 2049

* *Subject to issuance of land grant document*

Investment and Hotel Properties

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Occupancy Rate as of Dec 2004	Monthly Average Rental Rate for 2004	Approx. Lettable Floor Area (Sq.m)	Year of Lease Expiry
The Westwood, 8 Belcher's Street, Hong Kong	20,724	—	Commercial	51%	83.3%	HK$386 psm	14,682	2030
The Belcher's, 89 Pok Fu Lam Road, Hong Kong	571 motor car parking spaces	—	Carpark	51%	99.8%	HK$3,200 per carpark per month	—	2030
	33 motorcycle parking spaces	—	Carpark	51%	12.1%	HK$1,000 per carpark per month	—	2030
Liberté Place, 833 Lai Chi Kok Road, Kowloon	5,600	—	Commercial	64.56%	77%	HK$308 psm	4,083	2049
Liberté, 833 Lai Chi Kok Road, Kowloon	515 motor car parking spaces	—	Carpark	64.56%	96.6%	HK$1,500 per carpark per month	—	2049
	140 lorry parking spaces	—	Carpark	64.56%	20%	HK$1,800 per carpark per month	—	2049
	45 motorcycle parking spaces	—	Carpark	64.56%	46.7%	HK$300 per carpark per month	—	2049
Seymour Place, LG/F & G/F, 60 Robinson Road, Hong Kong	974	900	Commercial	100%	100%	HK$408 psm	822	2858
Seymour Place, G/F, 1/F - 3/F, 60 Robinson Road, Hong Kong	26 parking spaces	—	Carpark	100%	73.1%	HK$3,150 per carpark per month	—	2858
Monmouth Place, L1 - L4, 9L Kennedy Road, Hong Kong	18 parking spaces	—	Carpark	100%	33.3%	HK$2,000 to 3,500 per carpark per month	—	2047
Starhouse Plaza, Shop No. 5B on G/F, and portion of Shops in Basement, Star House, excluding shop A, 3 Salisbury Road, Tsimshatsui, Hong Kong	2,643	—	Commercial Shopping Arcade	100%	100%	HK$307 psm	2,129	2863
Mandarin Oriental Macau, Avenida da Amizade, Macau	46,453	8,486	Hotel	50%	—	—	—	2007 renewable to 2032
Extension in the Outer Harbour New Reclamation Zone, Macau	1,327	15,176	Resort	50%	—	—	—	2007 renewable to 2049
Shun Tak House, 11 Largo do Senado, Macau	2,695	—	Commercial	100%	38.7%	HK$269 psm	2,510	Freehold
The Westin Resort Macau and Macau Golf & Country Club, Hac Sa Beach, Coloane, Macau	46,644 (including carparks)	767,373	Hotel/ Golf Course	34.9%	—	—	—	2013 renewable to 2049
Shun Tak Business Centre, 246 Zhongshan Si Road, Guangzhou, PRC	28,453	—	Office	60%	88.6%	RMB61 psm	28,453	2045
	5,801	—	Commerical Shopping Arcade	60%	100%	RMB71 psm	3,966	2035
	51 parking spaces	—	Carpark	60%	43.8%	RMB800 to 1,000 per carpark per month	—	2035

Turnover Analysis

Turnover by Division



3.3%
Investment and others
42%
Transportation
50.6%
Property
4.1%
Hospitality

2004



0.3%
Investment and others
24.7%
Transportation
2.3%
Hospitality
72.7%
Property

2003

(HK$ million)	2004	2003	Variance	%	Remarks
Transportation	**1,577**	1,273	304	24	The rise is mainly attributable to the increased ticket revenue resulting from the remarkable tourism growth in Macau.
Property	**1,896**	3,742	(1,846)	(49)	The drop is mainly due to the reduced revenue from sales of the remaining residential units for The Belcher's and Liberté during the year. The residential units of Liberté were completely sold while that for The Belcher's were 98% sold as at the year end with improved profit margin.
Hospitality	**153**	119	34	29	The increase is mainly due to the combined result of increase in revenue from travel agency services and management fee received from Macau hotels offset by the reduction in revenue following the closure of Greater China Club.
Investment and others	**123**	17	106	624	The variance is mainly due to the increase in dividend received from STDM.
Total	**3,749**	5,151	(1,402)	(27)	

Turnover by Geographical Area

(HK$ million)	2004	2003	Variance	%	Remarks
Hong Kong	**2,785**	4,455	(1,670)	(37)	The decrease is mainly the combined result of the drop in revenue from sales of residential units for the Group's Hong Kong properties and the rise in ticket revenue for transportation division.
Macau	**844**	609	235	39	The rise is mainly due to the increase in the ticket revenue for transportation division and dividend received from STDM.
Others	**120**	87	33	38	The variance mainly represents the rise of ticket revenue for the Hong Kong - Shenzhen route.
Total	**3,749**	5,151	(1,402)	(27)	

Profit and Loss Analysis

Operating Profit by Division



13.1%
Investment and others
26%
Transportation
2.1%
Hospitality
58.8%
Property
2004



1.1%
Investment and others
11.3%
Transportation
1.4%
Hospitality
86.2%
Property
2003

(HK$ million)	2004	2003	Variance	%	Remarks
Transportation	**243**	49	194	396	The favourable variance mainly represents the increase in ticket income.
Property	**550**	374	176	47	The increase is mainly due to the improvement in profit margin recognised from sales of residential units in The Belcher's resulting from the strong revival of the property market.
Hospitality	**20**	6	14	233	The variance is mainly attributable to the increase in management fee received from Macau hotels, closure of Greater China Club and rise in travel agency commission income.
Investment and others	**122**	5	117	2,340	The rise is mainly due to the increase in dividend received from STDM.
Unallocated net expenses	**(49)**	(70)	21	30	The variance is largely due to decrease in the head office expenses.
Operating profit	**886**	364	522	143	
Finance costs	**(13)**	(40)	27	68	The drop is the combined effect of reduced interest rates and borrowings.
Net investment loss	**(48)**	(38)	(10)	(26)	The net loss for the current year mainly represents the impairment loss on investment and impairment of goodwill of subsidiaries and a jointly controlled entity. The net loss for the last year mainly represents the combined results of profit on disposal of interest in City Centre of Shanghai and impairment loss on goodwill of a jointly controlled entity.
Share of results of associates	**86**	42	44	105	The variance is principally due to the continuous favourable contribution from Nova Taipa Gardens, Mandarin Oriental Macau and the Westin Resort Macau.
Share of results of jointly controlled entities	**(1)**	(7)	6	86	The improvement is mainly attributable to the contribution from the TurboJET Sea Express service operation between Hong Kong International Airport and key Pearl River Delta destinations.

Profit and Loss Analysis *(Continued)*

Operating Profit by Division *(Continued)*

(HK$ million)	2004	2003	Variance	%	Remarks
Profit before taxation	**910**	321	589	183	
Taxation	**(85)**	(22)	(63)	(286)	
Profit after taxation	**825**	299	526	176	
Minority interests	**(322)**	28	(350)	(1,250)	This mainly represents the interests of minority shareholders in The Belcher's and the transportation division.
Profit attributable to shareholders	**503**	327	176	54	

Operating Profit by Geographical Area

(HK$ million)	2004	2003	Variance	%	Remarks
Hong Kong	**602**	290	312	108	The variance is mainly the combined result of rise in ticket income, increased contribution from sales of residential units in The Belcher's offset by reduced profit from Liberté.
Macau	**267**	65	202	311	The variance is mainly attributable to the increase in ticket income and dividend received from STDM.
Others	**17**	9	8	89	The increase is largely due to improved result from ticket income offset by loss for other investment.
Total	**886**	364	522	143	

Analysis on Share of Results of Associates

(HK$ million)	2004	2003	Variance	%	Remarks
Property	**43**	8	35	438	The increase is mainly due to the improved result from Nova Taipa Gardens.
Hospitality	**41**	32	9	28	Mandarin Oriental Macau and the Westin Resort Macau continuously recorded favourable operating results.
Investment and others	**2**	2	—	—	
Total	**86**	42	44	105	

Liquidity, Financial Resources and Capital Structure

At 31 December 2004, the Group's total net assets increased by 13% over last year to HK$7,266 million. Cash flow and liquidity position remains strong and healthy. During the year, net cash generated from operating activities amounted to HK$2,761 million. The cash inflow from investing activities was mainly attributable to HK$664 million received from repayments of mortgage loans. Major cash outflow for financing activities consisted of HK$1,082 million for repayments of loans and HK$164 million for dividends paid to shareholders.

Cash Flow Variance Analysis

(HK$ million)	2004	2003	Variance
Operating activities	**2,761**	2,199	562
Investing activities	**779**	361	418
Financing activities	**(1,188)**	(1,880)	692
Net increase in cash and cash equivalents	**2,352**	680	1,672

The bank balances and deposits amounted to HK$3,873 million at 31 December 2004, representing a substantial increase of HK$2,259 million from last year end date.

At 31 December 2004, total loan facilities and other financing available to the Group amounted to HK$5,038 million, of which HK$3,753 million remained undrawn. The facilities outstanding at the year end comprised HK$1,280 million in bank loans and HK$5 million in other loan.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31 December 2004 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
61%	11%	28%	100%

Based on a net cash surplus of HK$2,588 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' fund) was nil (2003: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the year, 127,390,540 and 10,201,790 new shares were issued upon conversion of the convertible guaranteed bonds and exercise of share options respectively.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$515 million (2003: HK$567 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2004.

Group Activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries, associates and joint ventures are shown on pages 98 to 99.

The analysis of the principal activities and geographical locations of the operations of the Group during the financial year are shown in note 30 to the financial statements on pages 95 to 97.

Group Financial Statements

The profit of the Group for the year ended 31 December 2004 and the state of affairs of the Company and of the Group at that date are shown in the financial statements on pages 46 to 99.

Particulars of Principal Subsidiaries, Associates and Joint Ventures

Particulars regarding the principal subsidiaries, associates and joint ventures of the Company and of the Group are shown on pages 98 to 99.

Dividends

An interim dividend of HK 4.5 cents per share was paid in October 2004. The directors now recommend the declaration of a final dividend of HK 6.5 cents per share in respect of the year ended 31 December 2004 payable to shareholders on the record on 14 June 2005.

Fixed Assets

The movements in fixed assets of the Group during the year are shown in note 11 to the financial statements on pages 73 to 75.

Particulars of Properties

Particulars regarding the properties held by the Group for own use, investment, development and sale are shown on pages 24 to 25.

Share Capital

The movements in share capital of the Company during the year are shown in note 20 to the financial statements on page 81.

Convertible Guaranteed Bonds

Details of the convertible guaranteed bonds of the Group are shown in note 23 to the financial statements on pages 86 to 87.

Reserves

The movements in reserves during the year are shown in note 22 to the financial statements on pages 84 to 85.

Donations

During the year, the Group made donations for charitable and community purposes amounted to HK$70,000 (2003: HK$375,350).

Group Borrowings

Details of borrowings repayable within one year and long-term loans are shown in notes 23 and 24 to the financial statements on pages 86 to 87.

Finance Costs Capitalised

Finance costs capitalised by the Group during the year amounted to HK$1,503,000 (2003: HK$36,968,000).

Major Customers and Suppliers

It is the policy of the Group to have several suppliers for any item of materials required so as to avoid over-reliance on a single source of supply. The Group maintains good relationships with its major suppliers and has not experienced any significant difficulties in sourcing essential materials.

During the year, the Group's turnover attributable to the Group's five largest customers accounted for less than 30% of the Group's total turnover. 57% of the Group's purchases was attributable to the Group's five largest suppliers combined, with the largest supplier accounting for 26% of the Group's total purchases.

Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum have beneficial interests in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), one of the five largest customers and suppliers of the Group. STDM is a substantial shareholder of the Company. Save as disclosed, no other directors, their associates or shareholders (which to the knowledge of the directors own more than 5% of the Company's issued share capital) were interested, at any time during the year, in the Group's five largest customers or suppliers.

Directors

The directors of the Company are listed on page 2.

Dr. Stanley Ho, Ms. Pansy Ho, Mr. Andrew Tse, Mr. Anthony Chan and Mr. Norman Ho are due to retire in the forthcoming annual general meeting in accordance with Articles 73, 77 and 79 of the Company's Articles of Association, and being eligible, offer themselves for re-election.

The Company has received independent confirmations from the independent non-executive directors, namely Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho, and considers them to be independent.

Directors' Interests in Contracts and Connected Transactions

1. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho are directors of, and have beneficial interests in, STDM. Mr. David Shum has beneficial interests in STDM. Dr. Ambrose So is a director of, and has beneficial interests in, Sociedade de Jogos de Macau, S.A. (SJM). SJM, a subsidiary of STDM, is one of three gaming concessionaires which have been granted a concession by the Macau government to operate casinos in Macau and STDM is a substantial shareholder of the Company.

During the year, the Group had the following transactions with the STDM Group:

i. The Group received total fee of HK$30.9 million from STDM for managing hotels owned by STDM.

ii. Shun Tak-China Travel Shipping Investments Limited (ST-CTSI), a non-wholly-owned subsidiary of the Company, purchased HK$126.1 million of fuel from the STDM Group during the year for its Macau shipping operations. Such fueling arrangement has been in place since 1997.

   In compliance with the new Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) which came into effect on 31 March 2004, a new Fuel Arrangement Agreement was entered into between ST-CTSI and STDM on 23 December 2004 to further document the fueling arrangement since it was formally announced in 1997. ST-CTSI is beneficially owned as to 42.6% by the Company, 28.4% by STDM and 29% by China Travel International Investment Hong Kong Limited (CTII). Pursuant to the agreement, STDM will supply and load fuel into the vessels of ST-CTSI at the Macau Outer Harbour Terminal. The cost of fuel is market price of the fuel plus a small handling charge. The Fuel Arrangement Agreement will be in force for an initial period of 3 years commencing on 1 January 2005 and renewable for further 3 years unless terminated by either party giving a specified period of notice to the other party.

iii. Under an agency agreement between ST-CTSI and STDM (the STDM Agency Agreement), ST-CTSI will pay STDM a commission on the TurboJET tickets sold by STDM acting as agent. It will also grant a discount on the tickets purchased by STDM for its own use.

During the year, HK$474 million of TurboJET tickets were sold to STDM. A 5% discount, totalling HK$23.7 million, was granted on such bulk purchases. STDM also received HK$15.7 million of commission on tickets it sold as agent for ST-CTSI. Both the commission rate and the discount rate for STDM are within the ranges of commission rates and discount rates granted by ST-CTSI to other sales agents and bulk purchasers respectively.

On 14 December 2004, ST-CTSI and STDM signed an amendment to the STDM Agency Agreement to renew the agency relationship. Under the amended STDM Agency Agreement, STDM will continue to act as the agent of ST-CTSI for the sale of ferry tickets. ST-CTSI will pay a commission to STDM calculated at 5% on the total net ticket sales generated by STDM as agent (less any discounts and concessions on ferry tickets agreed by ST-CTSI, and any taxes, fees or levies paid thereon to any government or ferry terminal operator). ST-CTSI will continue to grant a discount of up to a maximum of 12% (varying depending on the volume of the bulk purchases) on tickets sold to STDM for its own use. The amended STDM Agency Agreement will be in force for an initial period of 36 months commencing on 1 January 2005 and renewable for further 36 months unless terminated by either party giving a specified period of notice to the other party.

iv. The Group received total fee of HK$7.7 million from STDM relating to the operation and property management of the Macau Tower Convention & Entertainment Centre owned by STDM.

v. On 24 November 2004, Goldman (Hong Kong) Limited (Goldman), a wholly-owned subsidiary of the Company, received a letter from SJM (Confirmation Letter) confirming that, subject to obtaining the approval of the Gaming Inspection and Coordination Bureau of Macau, it will lease approximately 20,000 square metres at the development complex (as mentioned in item 7 below) from the Group for the operation of a casino with not less than 180 gaming tables.

According to the Confirmation Letter and proposed lease arrangement, the term of the lease will be for a period from the commencement of business of the development complex to the expiry of the concession granted to SJM to operate casinos in Macau. SJM will pay monthly rental to Goldman in an amount equivalent to (a) 40% of the gross monthly revenue of the casino generated in respect of the first 60 gaming tables and (b) such percentage, being not less than 30%, to be further agreed between Goldman and SJM, of the gross monthly revenue generated from the remaining gaming tables.

2. On 7 March 2003, ST-CTSI entered into an agreement with New World First Holdings Limited (NWFH), a 50% owned jointly controlled entity of New World Development Company Limited (NWD). NWD is a substantial shareholder of Ranex Investments Limited (Ranex), a 51% subsidiary of the Company. Under the terms of the agreement, ST-CTSI and NWFH have agreed to cooperate and coordinate with each other in providing, through their subsidiaries and operators (the ST-CTSI Operators and NWFH Operators respectively), ferry services between Hong Kong and Macau.

In particular, the provisions of the agreement provide that:

i. the ST-CTSI Operators will operate the Hong Kong Ferry Service between the Hong Kong Macau Ferry Terminal and Macau for themselves and on behalf of the NWFH Operators pursuant to the Vessel Entrustment Arrangement if the entrustment arrangements are requested by the NWFH Operators; and the NWFH Operators will operate the Kowloon Ferry Service between the China Ferry Terminal and Macau for themselves and on behalf of the ST-CTSI Operators pursuant to the Vessel Entrustment Arrangement if the entrustment arrangements are requested by the ST-CTSI Operators. If the Vessel Entrustment Arrangement is utilised, there will be an entrusting charge comprising a ticket handling fee of HK$30 per passenger ticket payable by the operator requesting for the entrustment arrangements;

ii. the ST-CTSI Operators will make arrangements to refer their customers who wish to travel on the Kowloon Ferry Service to the NWFH Operators; and the NWFH Operators will make arrangements to refer their customers who wish to travel on the Hong Kong Ferry Service to the ST-CTSI Operators. A referral fee of HK$10 per passenger referred will be paid to the referring operators; and

iii. if the need arises, transferring of vessels by ST-CTSI to NWFH if mutually satisfactory terms are agreed.

In consideration for entering into the agreement, NWFH will pay to ST-CTSI an annual fee of HK$30 million per annum for the duration of the agreement, being 5 years from 8 March 2003. During the year, the Group received such annual fee in the amount of HK$30 million. No entrusting charge or referral fee was received or paid.

3. During the year, ST-CTSI paid commissions of HK$27.9 million to China Travel Service (Hong Kong) Limited (CTSHK) as a general sales agent of ST-CTSI for sale of ferry tickets. CTSHK is a subsidiary of CTII which is a substantial shareholder of ST-CTSI.

4. On 1 October 2004, Wincent Limited (Wincent), a wholly-owned subsidiary of the Company, entered into a general sales agency agreement with ST-CTSI, which appointed Wincent as a non-exclusive general sales agent for the sale of ferry tickets for ferry services operated by ST-CTSI. Wincent will, at its own cost, promote and market the ferry services provided by ST-CTSI.

   In consideration for the sales agency and business development services provided by Wincent, ST-CTSI will pay a commission monthly based on a market rate of 2% of the total net ticket sales received on all routes of ST-CTSI (less any discounts and concessions on ferry tickets agreed by ST-CTSI, and any taxes, fees or levies paid thereon to any government or ferry terminal operator). During the year, ST-CTSI paid HK$7.1 million for such commission.

   The agency agreement will be in force for an initial period of 36 months commencing on 1 October 2004 and renewable for further 36 months unless terminated by either party giving a specified period of notice to the other party.

5. For the management of Shun Tak Centre, a commercial property and shopping mall in Sheung Wan, the Group received HK$10.7 million comprising property management, leasing agency and administration fees. One of the owners is Shun Tak Centre Limited (STC), a company beneficially owned by Dr. Stanley Ho, STDM and NWD. During the same period, the Group paid HK$4.1 million consultancy fee to the NWD Group in relation to its property management of Shun Tak Centre.

As ST-CTSI operates at the Hong Kong Macau Ferry Terminal in Shun Tak Centre, it paid HK$4.2 million of rental and related expenses to STC for the year.

6. Ranex paid sales commission of HK$6.7 million to a subsidiary of Sun Hung Kai Properties Limited (SHK), a substantial shareholder of Ranex, for the sale of residential units in The Belcher's.

7. On 11 November 2004, Pat Soi, Limitada, a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with Sai Wu Investimento Limitada (Sai Wu), a company beneficially owned as to 60% by Dr. Stanley Ho and 40% by other independent third parties, to purchase the entire issued share capitals of the companies that will hold, at the time of completion of the transaction, the land development right in respect of the property sites adjoining the Macau Tower site in Nam Van, Macau with a total gross site area of approximately 39,800 square metres and will, at the time of completion of the transaction, have a total developable gross floor area of not less than 2,700,000 square feet for mixed-use property development.

   The consideration for the acquisition is HK$1,500 million. HK$750 million will be satisfied in cash, and the balance will be satisfied by the issue of 148,883,374 new shares of the Company at the issue price of approximately HK$5.04 per share. These new shares will be issued to Alpha Davis Investments Limited, as nominated by Sai Wu, and which is owned as to 47% by Dr. Stanley Ho and 53% by a company jointly held by Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho.

   The independent non-executive directors have confirmed that the continuing connected transactions mentioned in items 1(i) to (iv) and 2 to 6 above have been entered into:

   (a) in the ordinary and usual course of business of the Group;

   (b) on normal commercial terms;

   (c) in accordance with the relevant agreements governing such transactions, or where there are no such agreements, on terms no less favourable than terms available to or from independent third parties; and

   (d) on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

   The auditors of the Company have confirmed that the continuing connected transactions mentioned in items 1(i) to (iv) and 2 to 6:

   (a) have been approved by the board of directors;

   (b) were in accordance with the pricing policies of the Group if the transactions involved provision of goods and services by the Group;

   (c) have been entered into in accordance with the relevant agreements governing such transactions, or where there are no such agreements, on terms no less favourable than terms available to or from independent third parties; and

   (d) have not exceeded the caps stated in the relevant announcements.

8. The Group granted financial assistance to several companies in previous years in which it is a shareholder together with other connected parties and such financial assistance remained outstanding as at 31 December 2004:

   i. Shun Tak Cultural Centre Limited is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. Shareholders' loan of HK$313 million, in proportion to their respective shareholdings, is on an interest-free basis.

ii. Onluck Finance Limited is owned as to 64.56% by the Group and 35.44% by SHK. Shareholders' loan of HK$171 million, in proportion to their respective shareholdings, is on an interest-free basis.

iii. Shun Tak Creative Services Group Limited is owned as to 80% by the Group and 20% by STDM. Shareholders' loan of HK$500 million, in proportion to their respective shareholdings, is on an interest-free basis.

Under Chapter 14A of the Listing Rules, the above transactions constitute connected transactions of the Company and require disclosure in the annual report of the Company.

Save for the transactions aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year and up to the date of this report, the following directors are considered to have interests in the following businesses, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group:

Dr. Stanley Ho is a director of, and has beneficial interests in, Melco International Development Limited, STC and STDM, which are also engaged in the businesses of property investment, property development and / or hospitality. Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho are directors and shareholders of STDM. Mr. David Shum is a shareholder of STDM.

Dato' Dr. Cheng Yu Tung is a director of, and / or has beneficial interests in, NWD Group, Chow Tai Fook Enterprises Limited, Melbourne Enterprises Limited, STC and STDM, which are also engaged in the businesses of property investment, property development, ferry services and / or hospitality.

Ms. Pansy Ho, Ms. Daisy Ho, Mr. Andrew Tse and Ms. Maisy Ho are directors of STC, which is also engaged in the business of property investment.

The above-mentioned competing businesses are managed by separate entities with independent management and administration. The Board of Directors of the Company is of the view that the Group is capable of carrying on its businesses independently of, and at arm's length from, the businesses of these entities. When making decisions, the relevant directors, in performance of their duties as directors of the Company, have acted and will continue to act in the best interests of the Group.

Disclosure of Interests

As at 31 December 2004, the interests or short positions of the directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance (SFO)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

a) Interests of the directors in shares and underlying shares of the Company

Name of Director	Note	Ordinary shares of HK$0.25 each Personal Interests	 Corporate Interests	Approximate Percentage of Interests
Stanley Ho	(i)	245,513,460	39,021,590	13.68%
Sir Roger Lobo		–	–	–
Robert Kwan		–	–	–
Norman Ho		–	–	–
Cheng Yu Tung		–	–	–
Mok Ho Yuen Wing, Louise		323,627	–	0.02%
Pansy Ho	(ii)	45,745,344	97,820,707	6.90%
Daisy Ho	(iii)	44,959,551	97,820,707	6.86%
Ambrose So	(iv)	30,563,990	–	1.47%
Patrick Huen	(v)	10,141,370	5,994,849	0.78%
Andrew Tse	(vi)	12,403,870	–	0.60%
Anthony Chan	(vii)	16,610,120	–	0.80%
Maisy Ho	(viii)	21,788,175	23,066,918	2.16%
David Shum	(ix)	5,000,000	–	0.24%

Notes:

(i) The personal interest of Dr. Stanley Ho represents the interest in 243,926,160 shares and interest in 1,587,300 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Dr. Stanley Ho represents the interest in 11,446,536 shares of the Company held by Sharikat Investments Limited (SIL), 24,838,987 shares of the Company held by Dareset Limited (DL) and 2,736,067 shares of the Company held by Lanceford Company Limited (LCL). SIL, DL and LCL are wholly-owned by Dr. Stanley Ho.

(ii) The personal interest of Ms. Pansy Ho represents the interest in 15,152,821 shares and interest in 30,592,523 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Pansy Ho represents the interest in 97,820,707 shares of the Company held by Beeston Profits Limited (BPL). BPL is wholly-owned by Ms. Pansy Ho.

(iii) The personal interest of Ms. Daisy Ho represents the interest in 14,367,028 shares and interest in 30,592,523 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Daisy Ho represents the interest in 97,820,707 shares of the Company held by St. Lukes Investments Limited (LIL). LIL is wholly-owned by Ms. Daisy Ho.

(iv) The personal interest of Dr. Ambrose So represents the interest in 10,406,250 shares and interest in 20,157,740 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(v) The personal interest of Mr. Patrick Huen represents the interest in 62,500 shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Mr. Patrick Huen represents the interest in 5,994,849 shares of the Company held by Enhance Gain Investments Limited (EGIL). EGIL is wholly-owned by Mr. Patrick Huen.

(vi) The personal interest of Mr. Andrew Tse represents the interest in 2,325,000 shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(vii) The personal interest of Mr. Anthony Chan represents the interest in 6,531,250 shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(viii) The personal interest of Ms. Maisy Ho represents the interest in 1,630,435 shares and interest in 20,157,740 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Maisy Ho represents the interest in 23,066,918 shares of the Company held by LionKing Offshore Limited (LOL). LOL is wholly-owned by Ms. Maisy Ho.

(ix) The personal interest of Mr. David Shum represents the interest in 5,000,000 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

b) Interests of the directors in shares and underlying shares of subsidiaries of the Company

Name of Director	Name of Subsidiary	Corporate Interest	Approximate Percentage of Interest
Stanley Ho	Shun Tak Cultural Centre Limited	4 ordinary shares	40%

Note: Certain nominee shares in subsidiaries were held by Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Ms. Maisy Ho in trust for the Company or its subsidiaries.

c) Interests of the directors in shares and underlying shares of associates

Dr. Stanley Ho owns 1 ordinary share (representing 10% interest) in South Light Limited as his personal interest.

All the interests disclosed in sections (a) to (c) above represent long position in the shares or underlying shares of the Company or its associated corporations.

Save as disclosed above, none of the directors or any of their associates had or were deemed to have any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations as at 31 December 2004.

d) Share options

As at 31 December 2004, details of share options granted to directors or employees under the 1993 and 2002 share option schemes (as hereinafter defined) of the Company are as follows:

				Number of Share Options	
Grantee	Date of Grant	Exercise/ Vesting Period	Exercise Price per Share	As at 1 January 2004	As at 31 December 2004
Stanley Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	–	1,587,300
Pansy Ho	24 March 1995	24 March 1995 to 23 March 2005	HK$3.35	2,597,015	–
	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	–	20,157,740
Daisy Ho	24 March 1995	24 March 1995 to 23 March 2005	HK$3.35	2,804,776	–
	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	–	20,157,740
Ambrose So	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	–	20,157,740
Patrick Huen	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	–	10,078,870
Andrew Tse	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	–	10,078,870
Anthony Chan	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	–	10,078,870
Maisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	3,130,435	–
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	–	20,157,740

Grantee	Date of Grant	Exercise/ Vesting Period	Exercise Price per Share	Number of Share Options As at 1 January 2004	As at 31 December 2004
David Shum	22 September 2004	22 September 2004 to 21 September 2014	HK$4.20	—	5,000,000
Aggregate total of employees	3 January 2000	3 January 2000 to 2 January 2005	HK$1.15	1,669,564	—
	8 July 2004	8 July 2004 to 7 July 2009	HK$3.95	—	918,800

Notes:

(i) The share option scheme of the Company adopted on 18 May 1993 (the 1993 share option scheme) was terminated on 31 May 2002 and no futher options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme).

(ii) During the year ended 31 December 2004, three lots of 112,454,870, 918,800 and 5,000,000 options to subscribe for ordinary shares in the Company were granted under the 2002 share option scheme on 25 May 2004, 8 July 2004 and 22 September 2004. The closing prices of the shares of the Company immediately before such dates were HK$3.15, HK$3.975 and HK$4.075 respectively.

(iii) 2,597,015 share options of Ms. Pansy Ho, 2,804,776 share options of Ms. Daisy Ho, 3,130,435 share options of Ms. Maisy Ho and 1,669,564 share options of employees, all of which were granted under the 1993 share option scheme, were exercised during the year ended 31 December 2004. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised were HK$4.10, HK$4.10, HK$2.60 and HK$4.927 respectively.

(iv) No share option was cancelled or lapsed during the year ended 31 December 2004.

(v) The directors consider that it is not appropriate to disclose the value of options granted during the year ended 31 December 2004, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The directors believe that the valuation of options based upon speculative assumptions would not be meaningful and would be misleading to shareholders.

(vi) The accounting policy adopted for share options is set out in note 1(v) to the financial statements.

(vii) Summary of the share option schemes, disclosed in accordance with the Listing Rules was as follows:

		The 2002 Share Option Scheme	The 1993 Share Option Scheme
1)	Purpose of the share option schemes	To attract and retain the best quality personnel, to provide additional incentives to participants so as to promote the long-term financial success of the Group	As incentive to employees
2)	Participants of the share option schemes	(a) any employee or any business related consultant, agent, representative or advisor of the Company or any affiliate; (b) any person who provides goods or services to the Company or any affiliate; (c) any customer of the Company or any affiliate; or (d) any business ally or joint venture partner of the Company or any affiliate	Eligible employees including executive directors
3)	Total number of shares available for issue under the share option schemes and % on issued share capital as at 31 December 2004	194,243,391 shares (9.34%)	N/A
4)	Maximum entitlement of each participant under the share option schemes	In any 12-month period: (a) 1% of the issued share capital (excluding substantial shareholders and independent non-executive directors) (b) 0.1% of the issued share capital and not exceed HK$5 million in aggregate value (for substantial shareholders and independent non-executive directors)	25% of the aggregate of all shares subject to the share option scheme
5)	The period within which the shares must be taken up under an option	The board of directors may in its absolute discretion determine save that such period shall not expire later than 10 years from the date of grant	Such period as the Company may in its discretion determine save that such period shall not expire later than 10 years from the date of grant

	The 2002 Share Option Scheme	The 1993 Share Option Scheme
6) The minimum period for which an option must be held before it can be exercised	N/A	N/A
7) The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be repaid	Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 28 days from the date of offer	Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 21 days from the date of offer
8) The basis of determining the exercise price	The exercise price is determined by the directors and being not less than the higher of: (a) the closing price of the shares on the date of offer; (b) the average closing prices of the existing shares for the 5 trading days immediately preceding the date of offer; and (c) the nominal value thereof	The exercise price is determined by the directors and being not less than the greater of: (a) 80% of the average closing prices of the shares of the Company on The Stock Exchange of Hong Kong Limited on the 5 trading days immediately preceding the date of offer of such option; and (b) the nominal value thereof
9) The remaining life of the share option schemes	The scheme remains in force until 31 May 2012	The scheme was terminated on 31 May 2002

e) Substantial shareholders

As at 31 December 2004, the register of interests or short positions in shares kept under Section 336 of the SFO shows that, other than the interests of directors as set out above, the following shareholders were interested in 5% or more of the issued share capital of the Company:

Name of Shareholder	Ordinary Shares of HK$0.25 each	Approximate Percentage of Interests
Shun Tak Shipping Company, Limited (STS) and its subsidiaries	308,057,215	14.81%
Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM) and its subsidiary	263,667,107	12.68%

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Ms. Pansy Ho and Ms. Daisy Ho have beneficial interests in and are directors of STS. Mrs. Mok Ho Yuen Wing, Louise has beneficial interests in STS.

(ii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho have beneficial interests in and are directors of STDM. Mr. David Shum has beneficial interests in STDM.

(iii) All the interests disclosed above represent long position in the shares of the Company.

(iv) Save as disclosed above, no other person (other than the directors of the Company) had any interests or short positions in the shares and underlying shares as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 31 December 2004.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the year ended 31 December 2004.

Directors' Right to Acquire Shares or Debentures

Except for the above mentioned share option schemes and shares to be issued to Alpha Davis Investments Limited as stated in item 7 of Connected Transactions on page 35, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Service Contract of Directors

No director being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Management Contract

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Code of Best Practice

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association of the Company.

The accounts for the year have been reviewed by the Audit Committee of the Company. The Audit Committee was established in March 1999. The members of the Audit Committee are Mr. Robert Kwan (Chairman), Sir Roger Lobo, Mrs. Mok Ho Yuen Wing, Louise and Mr. Norman Ho. The Audit Committee met twice during the financial year to consider the effectiveness of the systems of internal control and compliance, the nature and scope of audit reviews and the interim and annual reports.

Code for Securities Transactions by Directors

During the year, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding directors' securities transactions (the Code). Based on specific enquiry of the directors of the Company, the directors have complied with the required standard as set out in the Code.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this annual report.

Summary of the Results, Assets and Liabilities

A summary of the results, assets and liabilities of the Group for the last five financial years is shown on pages 100 to 101.

Auditors

The financial statements for the year were audited by H.C. Watt & Company Limited. A resolution will be put to the forthcoming annual general meeting to re-appoint H.C. Watt & Company Limited as auditors of the Company.

By order of the Board



Stanley Ho
Group Executive Chairman
21 April 2005

Report of the Auditors

To The Shareholders of Shun Tak Holdings Limited

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 46 to 99 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

H.C. Watt & Company Limited
Certified Public Accountants
Room 1903, New World Tower, 18 Queen's Road Central, Hong Kong

H.C. Watt, Auditor
Practising Certificate Number P181
21 April 2005

Consolidated Profit and Loss Account

For the year ended 31 December

	Note	2004 (HK$'000)	2003 (HK$'000)
Turnover	2	**3,749,130**	5,151,246
Other revenues	2	**100,604**	46,510
Other income	3	**105,342**	22,199
		3,955,076	5,219,955
Cost of properties sold		**(1,305,563)**	(3,296,358)
Other operating costs		**(1,763,805)**	(1,559,106)
Operating profit	4	**885,708**	364,491
Finance costs	6	**(12,850)**	(39,994)
Net investment loss	7	**(48,543)**	(38,272)
Share of results of associates		**86,197**	42,314
Share of results of jointly controlled entities		**(616)**	(7,586)
Profit before taxation		**909,896**	320,953
Taxation	8	**(84,934)**	(21,620)
Profit after taxation		**824,962**	299,333
Minority interests		**(321,765)**	27,831
Profit attributable to shareholders		**503,197**	327,164
Dividends	9	**231,323**	97,122
Earnings per share (HK cents)	10		
– basic		**24.8**	16.8
– diluted		**23.8**	16.7

The notes on pages 54 to 99 form an integral part of these financial statements. The Report of the Auditors is on page 45.

Consolidated Balance Sheet

At 31 December

	Note	2004 (HK$'000)	2003 (HK$'000)
Non-current assets			
Fixed assets	11	**4,394,413**	4,289,395
Associates	13	**625,293**	589,245
Joint ventures	14	**45,861**	54,001
Investments	15	**914,584**	873,986
Goodwill	16	**–**	38,903
Mortgage loans receivable		**973,563**	1,626,210
Deferred tax assets	8	**3,295**	6,510
		6,957,009	7,478,250
Current assets			
Properties under development		**909,521**	905,996
Inventories	17	**451,201**	1,866,691
Sale proceeds of properties held by stakeholders		**8,740**	663,710
Trade & other debtors, deposits and prepayments	18	**228,215**	368,585
Investments	15	**77,657**	–
Taxation recoverable		**685**	9,403
Time deposits		**3,482,268**	1,500,684
Cash and bank balances		**390,393**	113,488
		5,548,680	5,428,557
Current liabilities			
Current portion of long-term borrowings	23	**784,329**	365,670
Trade & other creditors, deposits and accrued charges	18	**527,815**	775,484
Provision for employee benefits	19	**27,940**	24,521
Provision for premium on redemption of convertible guaranteed bonds		**–**	86,019
Taxation payable		**73,492**	44,022
		1,413,576	1,295,716
Net current assets		**4,135,104**	4,132,841
Total assets less current liabilities		**11,092,113**	11,611,091

Consolidated Balance Sheet

At 31 December

	Note	2004 (HK$'000)	2003 (HK$'000)
Non-current liabilities			
Long-term borrowings	23	**500,423**	1,163,900
Deferred tax liabilities	8	**78,063**	60,625
		578,486	1,224,525
Minority interests and loans	24	**3,247,837**	3,958,265
Net assets		**7,265,790**	6,428,301
Shareholders' equity			
Share capital	20	**520,007**	485,608
Reserves	22	**6,610,581**	5,874,708
Proposed dividend		**135,202**	67,985
		7,265,790	6,428,301

Stanley Ho
Director

Cheng Yu Tung
Director

The notes on pages 54 to 99 form an integral part of these financial statements. The Report of the Auditors is on page 45.

Balance Sheet

At 31 December

	Note	2004 (HK$'000)	2003 (HK$'000)
Non-current assets			
Fixed assets	11	**944**	1,009
Subsidiaries	12	**2,458,730**	4,101,966
Associates	13	**1,132**	2,632
Joint ventures	14	**7,803**	4,972
Investments	15	**234,848**	234,848
		2,703,457	4,345,427
Current assets			
Debtors, deposits and prepayments		**7,940**	11,622
Time deposits		**2,579,611**	844,044
Cash and bank balances		**208,081**	9,387
		2,795,632	865,053
Current liabilities			
Creditors, deposits and accrued charges		**29,493**	35,035
Provision for employee benefits	19	**7,187**	3,196
		36,680	38,231
Net current assets		**2,758,952**	826,822
Net assets		**5,462,409**	5,172,249
Shareholders' equity			
Share capital	20	**520,007**	485,608
Reserves	22	**4,807,200**	4,618,656
Proposed dividend		**135,202**	67,985
		5,462,409	5,172,249

Stanley Ho
Director

Cheng Yu Tung
Director

The notes on pages 54 to 99 form an integral part of these financial statements. The Report of the Auditors is on page 45.

Consolidated Cash Flow Statement

For the year ended 31 December

	Note	2004 (HK$'000)	2003 (HK$'000)
Operating activities			
Profit before taxation		**909,896**	320,953
Adjustments for:			
Amortisation and depreciation		**153,127**	153,673
Finance costs		**12,850**	39,994
Interest income		**(26,952)**	(12,474)
Dividends from investments		**(120,759)**	(17,216)
Net investment loss		**48,543**	38,272
Share of results of associates		**(86,197)**	(42,314)
Share of results of jointly controlled entities		**616**	7,586
Net loss on disposal of fixed assets		**4,570**	17,372
Capital reserve released upon realisation of assets		**–**	(55,958)
Surplus on revaluation of investment properties		**–**	(35,024)
Profit on disposal of a subsidiary		**(3,680)**	–
Gain on investments		**(2,097)**	(1,129)
Interest and redemption premium on convertible guaranteed bonds written back		**(88,220)**	–
Gain on repurchase of convertible guaranteed bonds		**–**	(27)
Provision (written back)/made for bad and doubtful debts		**(1,463)**	3,308
Excess loss attributable to minority interests		**–**	898
Operating profit before working capital changes		**800,234**	417,914
Decrease in properties under development and inventories of properties, excluding net finance costs capitalised		**1,409,598**	2,759,589
Decrease in other inventories		**3,870**	20,486
Decrease/(increase) in trade & other debtors, deposits and prepayments		**133,317**	(27,146)
Decrease in sale proceeds of properties held by stakeholders		**654,970**	117,136
Decrease in trade & other creditors, deposits and accrued charges		**(222,361)**	(1,017,953)
Increase/(decrease) in provision for employee benefits		**3,419**	(4,317)
Cash generated from operations		**2,783,047**	2,265,709
Hong Kong profits tax paid		**(19,827)**	(62,125)
Overseas tax paid		**(2,390)**	(4,309)
Net cash from operating activities		**2,760,830**	2,199,275

	Note	2004 (HK$'000)	2003 (HK$'000)
Investing activities			
Purchase of fixed assets, excluding net finance costs capitalised		**(29,933)**	(110,975)
Advances to associates		**(5,125)**	(61)
Repayments from associates		**1,500**	50,331
Acquisition of interests in jointly controlled entities		**–**	(16,670)
Capital contribution to a jointly controlled entity		**(2,831)**	–
Capital refund from a jointly controlled entity		**3,900**	11,696
Advances to jointly controlled entities		**(452)**	(17,088)
Repayments from jointly controlled entities		**4,000**	5,272
Acquisition of investments		**(81,588)**	(1)
Advances from investee companies		**99,980**	54,681
New mortgage loans		**(23,328)**	(109,768)
Repayments of mortgage loans		**664,442**	23,556
Acquisition of interests in subsidiaries (net of cash and cash equivalents acquired)	25(a)	**–**	19,870
Proceeds on disposal of interests in subsidiaries (net of cash and cash equivalents disposed of)	25(b)	**(79)**	342,000
Proceeds on partial disposal of interest in a subsidiary		**–**	100,194
Proceeds on disposal of investments		**9,781**	948
Proceeds on disposal of fixed assets		**5,104**	215
Time deposits released from a bank		**–**	1,200
Decrease/(increase) in time deposits with a maturity over three months		**35,250**	(36,000)
Interest received		**63,477**	18,892
Dividends received from investments		**5,216**	11,895
Dividends received from associates		**29,273**	11,040
Net cash from investing activities		**778,587**	361,227
Financing activities			
New loans		**100,000**	944,340
Repayments of loans		**(1,082,240)**	(2,664,033)
Proceeds from issue of shares		**23,616**	–
Expenses paid on issue of shares		**(204)**	–
Repurchase of convertible guaranteed bonds		**–**	(14,274)
Interest paid		**(16,045)**	(37,538)
Dividends paid to shareholders		**(163,958)**	(97,006)
Dividends paid to minority shareholders		**(48,980)**	(11,600)
Net cash used in financing activities		**(1,187,811)**	(1,880,111)
Net increase in cash and cash equivalents		**2,351,606**	680,391
Effect of foreign exchange rates changes		**23**	(63)
Cash and cash equivalents at 1 January		**1,578,172**	897,844
Cash and cash equivalents at 31 December	25(c)	**3,929,801**	1,578,172

The notes on pages 54 to 99 form an integral part of these financial statements. The Report of the Auditors is on page 45.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2004

	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividend (HK$'000)	Total (HK$'000)
At 1 January 2004	485,608	3,795,658	5,019	47,823	13,150	975	2,012,083	67,985	6,428,301
Conversion of convertible guaranteed bonds	31,848	264,972	—	—	—	—	—	—	296,820
Exercise of share options	2,551	21,065	—	—	—	—	—	—	23,616
Expenses on issue of shares	—	(204)	—	—	—	—	—	—	(204)
Released upon disposal of a subsidiary	—	—	—	(3,680)	—	—	—	—	(3,680)
Surplus on revaluation	—	—	—	—	188,482	—	—	—	188,482
Released upon disposal of investment properties	—	—	—	—	(257)	—	—	—	(257)
Deferred tax charged for the year	—	—	—	—	(6,773)	—	—	—	(6,773)
Exchange translation differences	—	—	—	—	—	394	—	—	394
Profit for the year	—	—	—	—	—	—	503,197	—	503,197
2003 final dividend for shares issued upon conversion of convertible guaranteed bonds and exercise of share options	—	—	—	—	—	—	(2,567)	2,567	—
2003 final dividend	—	—	—	—	—	—	—	(70,552)	(70,552)
2004 interim dividend	—	—	—	—	—	—	(93,554)	—	(93,554)
2004 final dividend	—	—	—	—	—	—	(135,202)	135,202	—
At 31 December 2004	520,007	4,081,491	5,019	44,143	194,602	1,369	2,283,957	135,202	7,265,790

For the year ended 31 December 2003

	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividend (HK$'000)	Total (HK$'000)
At 1 January 2003	485,608	3,795,658	5,019	113,650	—	1,940	1,782,062	67,985	6,251,922
Released upon realisation of assets	—	—	—	(55,958)	—	—	—	—	(55,958)
Released upon reclassification of assets	—	—	—	(6,070)	—	—	—	—	(6,070)
Transfer upon reclassification of assets	—	—	—	(3,820)	3,820	—	—	—	—
Transfer (to)/from	—	—	—	21	—	—	(21)	—	—
Surplus on revaluation	—	—	—	—	49,605	—	—	—	49,605
Reversal of deficit on revaluation previously charged to profit and loss account	—	—	—	—	(35,024)	—	—	—	(35,024)
Reversal of deferred tax previously charged to profit and loss account	—	—	—	—	(4,464)	—	—	—	(4,464)
Deferred tax charged for the year	—	—	—	—	(787)	—	—	—	(787)
Exchange translation differences	—	—	—	—	—	(965)	—	—	(965)
Profit for the year	—	—	—	—	—	—	327,164	—	327,164
2002 final dividend	—	—	—	—	—	—	—	(67,985)	(67,985)
2003 interim dividend	—	—	—	—	—	—	(29,137)	—	(29,137)
2003 final dividend	—	—	—	—	—	—	(67,985)	67,985	—
At 31 December 2003	485,608	3,795,658	5,019	47,823	13,150	975	2,012,083	67,985	6,428,301

Note 1 Significant Accounting Policies

a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice (SSAPs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention as modified by the revaluation of investment properties, certain fixed assets and investments.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (new HKFRSs) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

b) Basis of consolidation

(i) The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to 31 December each year.

(ii) Results of subsidiaries acquired or disposed of during the year are included from the dates of acquisition or up to the dates of disposal respectively. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

c) Goodwill or negative goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the identifiable assets and liabilities acquired at the date of acquisition.

Goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. In respect of subsidiaries, goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses. In respect of associates and jointly controlled entities, cost of goodwill less any accumulated amortisation and any impairment losses is included in the carrying amount of interests in associates or jointly controlled entities.

c) Goodwill or negative goodwill *(Continued)*

Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account. In respect of subsidiaries, any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as goodwill. In respect of associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

All goodwill and negative goodwill arising from earlier acquisitions before 1 January 2001 continued to be held in reserve and no reinstatement has been made.

On disposal of interests in subsidiaries, associates and jointly controlled entities, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as a movement in reserve is included in the calculation of the profit and loss on disposal.

d) Subsidiaries

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in subsidiaries are stated at cost less any impairment losses.

e) Associates

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its associates for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in associates are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of the associates. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in associates are stated at cost less any impairment losses.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

Note 1 Significant Accounting Policies *(Continued)*

f) Joint ventures

A joint venture is a contractual arrangement whereby the Group and at least one other party undertake an economic activity which is subject to joint control and none of the parties involved unilaterally has control over the economic activity.

(i) Jointly controlled entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its jointly controlled entities for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in jointly controlled entities are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of the jointly controlled entities. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

Note 1 Significant Accounting Policies *(Continued)*

g) Revenue recognition

Major categories of revenue are recognised in the financial statements on the following bases:

Revenues from ship passenger operations are recognised upon the departure of each trip of vessel. Revenue from the sale of fuel is recognised upon delivery to the customer. Revenues from travel agency services and repairing services are recognised upon provision of services. Management fees, rental income, subsidies from travel services and interest income are recognised on the accrual basis. Revenue from sale of investments is recognised when the title to the investments is passed to the purchaser. Dividend income is recognised when the right to receive payment is established. Revenue and profit from sale of completed properties are recognised upon completion of the sale agreements.

h) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and are intended to be held for long-term rental income generating purposes. Investment properties are stated at their open market values based on an annual professional valuation at the balance sheet date. Surpluses arising on revaluations are credited to the investment property revaluation reserve account and deficits arising on revaluations are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account on a portfolio basis. Any subsequent revaluation surpluses are credited to the profit and loss account to the extent of the deficits previously charged. On disposal of an investment property, related revaluation surpluses or deficits previously taken to the revaluation reserve account are transferred to the profit and loss account.

(ii) Other assets

Land and buildings are stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. Surplus on revaluation is transferred to capital reserve account. The Group has placed reliance on the provision as permitted by SSAP 17 and therefore regular revaluations on land and buildings stated at valuation are not made. Vessels and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

Note 1 Significant Accounting Policies *(Continued)*

h) Fixed assets *(Continued)*

(ii) Other assets *(Continued)*

The gain or loss arising from the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserve.

(iii) Depreciation

No amortisation or depreciation is provided on investment properties with an unexpired lease of over 20 years or property held on freehold since the valuation takes into account the state of each building at the date of valuation.

Land held on long-term or medium-term lease is amortised over the unexpired term of the lease. Buildings are depreciated on a straight line basis over 50 years or the remaining term of the lease, if shorter.

Vessels and other fixed assets are depreciated over their anticipated useful lives on a straight line basis as follows:

	Annual rates
Vessels and pontoons	5% - 16.7%
Other assets	5% - 33.3%

i) Investments

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are recognised as assets from the date on which the Group is bound by the contract which gives rise to them and are included in the balance sheet at cost less provision for impairment loss which is other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to the profit and loss account when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

Liquid funds which are investments in cash and cash equivalents and other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the profit and loss account.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sale proceeds and the carrying amount of the investments.

Note 1 Significant Accounting Policies *(Continued)*

j) Properties under development

Properties under development for long-term purposes are shown as fixed assets and are stated at cost less any accumulated impairment losses. No depreciation is provided on properties under development. Properties under development are included under current assets when they are developed for sale and are stated at cost less provision for any anticipated losses. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period.

k) Convertible guaranteed bonds

Convertible guaranteed bonds are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance costs, including the premium payable upon the final redemption of the convertible guaranteed bonds, are recognised in the profit and loss account so as to produce a constant periodic rate of charge on the remaining balance of the convertible guaranteed bonds for each accounting period.

If any of the convertible guaranteed bonds are repurchased and cancelled prior to the bondholders' redemption date, any such redemption premium previously provided in respect of the convertible guaranteed bonds repurchased will be taken to the profit and loss account. The gain or loss on repurchase of convertible guaranteed bonds is recognised in the profit and loss account.

l) Inventories

Inventories are stated at the lower of cost and net realisable value. In respect of unsold properties, cost is determined by apportionment of the total development costs, including land and development cost, construction expenditure incurred and finance costs capitalised, attributable to the unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. In respect of other inventories, cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis and on the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

m) Trade debtors

Provision is made against trade debtors to the extent that they are considered to be doubtful. Trade debtors in the balance sheet are stated net of such provision.

n) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

Note 1 Significant Accounting Policies *(Continued)*

o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all *taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable* profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition, other than in a business combination, of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

p) Operating leases

Rental income and expenses under operating leases are credited or charged to the profit and loss account on a straight line basis over the terms of the leases. Contingent rental income and expenses are credited or charged to the profit and loss account in the financial year in which they are earned or incurred.

Note 1 Significant Accounting Policies *(Continued)*

q) Capitalisation of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

r) Foreign currencies

Monetary assets and liabilities in currencies other than Hong Kong dollars and the balance sheets of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at approximately the market rates of exchange ruling at the balance sheet date. Transactions in currencies other than Hong Kong dollars during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. The profit and loss accounts of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at the weighted average exchange rates during the year. Exchange differences arising from translation of financial statements of subsidiaries, associates and joint ventures are dealt with as a movement in reserve. All other exchange differences are included in the determination of operating profit.

s) Employee benefits

(i) Cost of accumulating compensated absences is recognised as an expense in the profit and loss account and measured based on the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

(ii) Obligations for contributions to defined contribution retirement plans, including contributions payable under the Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

t) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Note 1 Significant Accounting Policies *(Continued)*

u) Impairment of assets

At each balance sheet date, assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of one of these assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss, representing the difference between the carrying amount and the recoverable amount, is recognised in the profit and loss account. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the disposal of an asset in an arm's length transaction less the costs of the disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of an impairment loss of an asset recognised in prior years is recorded when there is an indication that the impairment loss recognised for the asset no longer exists or has decreased. The reversal is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years and credited to the profit and loss account.

v) Share options

Options granted to directors and employees over the Company's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's principal activities and the Group's management structure and internal financial reporting system.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment revenues, expenses, results, assets and liabilities are determined before intra-group balances and transactions and are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total costs incurred during the year to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate revenues, expenses and assets, interest-bearing loans, borrowings and taxation.

x) Comparatives

Where necessary, comparative figures have been restated to conform with changes in presentation in the current financial year.

Note 2 Turnover and Revenue

The Group is principally engaged in the businesses of property development, investment and management, transportation, hospitality and investment holding.

	Group 2004 (HK$'000)	Group 2003 (HK$'000)
Turnover		
Revenue from sale of properties	**1,697,783**	3,574,494
Revenue from ship passenger operations	**1,535,487**	1,243,385
Revenue from sale of fuel	**14,335**	9,246
Revenue from travel agency services	**98,688**	55,620
Rental income	**133,277**	118,836
Dividends from investments	**120,759**	17,216
Interest income from mortgage loans receivable	**15,077**	3,117
Management fees and others	**133,724**	129,332
	3,749,130	5,151,246
Other revenues		
Interest income	**11,875**	9,357
Claims received	**55,175**	2,359
Others	**33,554**	34,794
	100,604	46,510
	3,849,734	5,197,756

Note 3 Other Income

Other income includes HK$88,220,000 being interest and redemption premium on convertible guaranteed bonds written back following their conversion as set out in note 23 to the financial statements.

Note 4 Operating Profit

	Group 2004 (HK$'000)	Group 2003 (HK$'000)
After crediting:		
Interest income		
– listed investments	**347**	–
– unlisted investments	**259**	–
– others	**26,346**	18,978
Less: Amount capitalised in properties under development	**–**	(6,504)
	26,952	12,474
Rental income from investment properties	**118,901**	108,394
Less: Outgoings	**(3,580)**	(2,588)
	115,321	105,806
Surplus on revaluation of investment properties	**–**	35,024
Dividends from listed investments	**52**	–
Dividends from unlisted investments		
– STDM	**115,518**	16,845
– others	**5,189**	371
Profit on disposal of investment properties	**565**	–
Gain on repurchase of convertible guaranteed bonds	**–**	27
Net realised and unrealised holding gain on other investments		
– listed	**2,083**	–
– unlisted	**14**	–
After charging:		
Cost of inventories		
– properties	**1,305,563**	3,296,358
– others	**387,381**	296,770
	1,692,944	3,593,128
Staff costs excluding directors' remuneration	**555,857**	477,834
Depreciation		
– fixed assets held for use under operating leases	**5,140**	3,312
– other fixed assets	**143,779**	147,175
Amortisation of goodwill	**4,208**	3,186
Auditors' remuneration	**3,312**	3,097
Loss on disposal of fixed assets excluding investment properties	**5,135**	17,372
Minimum lease payments of properties under operating leases	**2,904**	3,269
Provident fund contribution	**21,054**	20,206

Note 5 Directors' and Senior Management's Remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance is as follows:

	Group	
	2004 (HK$'000)	2003 (HK$'000)
Fees		
Executive directors	**285**	280
Independent non-executive directors	**460**	400
Non-executive directors	**10**	10
Other emoluments		
Salaries and allowances	**22,721**	13,095
Performance bonus	**5,157**	2,955
Company portion of provident fund contribution	**1,031**	618
	29,664	17,358

Other emoluments included allowances of HK$230,000 (2003: HK$200,000) paid to independent non-executive directors.

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
	2004	2003
HK$0 - HK$1,000,000	**6**	5
HK$1,000,001 - HK$1,500,000	**2**	1
HK$1,500,001 - HK$2,000,000	**3**	4
HK$2,000,001 - HK$2,500,000	**0**	1
HK$3,500,001 - HK$4,000,000	**1**	0
HK$5,000,001 - HK$5,500,000	**1**	0
HK$5,500,001 - HK$6,000,000	**0**	1
HK$11,000,001 - HK$11,500,000	**1**	0

No directors have waived remuneration in respect of the year ended 31 December 2004.

Among the five highest paid individuals in the Group, four (2003: four) are directors of the Company and the details of their remuneration have already been disclosed above. The remuneration of the remaining individual during the year not included above was salaries and allowances of HK$3,486,000 (2003: HK$3,442,000), performance bonus of HK$419,000 (2003: HK$76,000) and Company portion of provident fund contribution of HK$161,000 (2003: HK$159,000).

Directors' and senior management's remuneration disclosed above represents the amount paid to or receivable by the directors and senior management of the Company for the year and excludes the benefits derived or to be derived from the share options granted to them under the Company's share option schemes. Details of these benefits in kind are disclosed under Disclosure of Interests (section (d)) in the Report of the Directors on pages 39 to 42.

Note 6 Finance Costs

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Interest on bank loans and overdraft wholly repayable within 5 years	**12,488**	25,978
Interest on convertible guaranteed bonds	**–**	12,711
Provision for premium on redemption of convertible guaranteed bonds	**–**	19,441
Interest on loans from minority shareholders	**1,865**	18,832
Less: Amount capitalised in properties under development	**(1,503)**	(36,968)
	12,850	39,994

Note 7 Net Investment Loss

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Impairment loss on goodwill of subsidiaries	**34,695**	2,045
Impairment loss on goodwill of a jointly controlled entity	**1,114**	65,898
Impairment loss on investments	**12,734**	–
Profit on disposal of a subsidiary	**–**	(29,671)
	48,543	38,272

Note 8 Taxation

a) Taxation in the consolidated profit and loss account represents:

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Current tax – Hong Kong		
Tax for the year	**93,832**	15,691
Benefit of previously unrecognised tax losses and deductible temporary differences	**(37,806)**	(9,748)
(Over)/under-provision in respect of prior years	**(468)**	104
	55,558	6,047
Current tax – Overseas		
Tax for the year	**7,622**	4,684
Benefit of previously unrecognised tax losses and deductible temporary differences	**(1,722)**	–
Over-provision in respect of prior years	**(2,774)**	(3,189)
	3,126	1,495
Deferred tax		
Origination and reversal of temporary differences	**14,580**	10,585
Benefit of previously unrecognised tax losses and deductible temporary differences	**(700)**	(4,329)
Transfer of previously charged deferred tax to investment property revaluation reserve account	**–**	(4,464)
Effect of change in tax rate	**–**	3,652
	13,880	5,444
Other taxes – Overseas		
Taxation charged to revenues and others	**1,722**	3,513
Taxation attributable to the Company and its subsidiaries	**74,286**	16,499
Share of taxation attributable to associates	**8,855**	2,824
Share of taxation attributable to jointly controlled entities	**1,793**	2,297
	84,934	21,620

Hong Kong profits tax is provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year.

Overseas taxation is calculated at rates of tax applicable in their respective jurisdictions.

Note 8 Taxation *(Continued)*

b) The reconciliation between tax expense and accounting profit in the financial statements is as follows:

	Group	
	2004 (HK$'000)	2003 (HK$'000)
Profit before taxation	**909,896**	320,953
Tax at the applicable tax rate of 17.5% (2003: 17.5%)	**159,232**	56,166
Tax effect of net (income)/expenses that are not (taxable)/deductible in determining taxable profit	**(23,255)**	2,224
Tax effect of capital gain on realisation of assets	**(5,259)**	(50,453)
Tax effect of adjustments on investment properties	**1,509**	(540)
Tax effect of utilisation of previously unrecognised tax losses and deductible temporary differences	**(42,992)**	(22,611)
Tax effect of unrecognised tax losses and deductible temporary differences in the year	**10,688**	39,179
Effect on opening deferred tax balances resulting from change in tax rate	**–**	3,652
Effect of different tax rates of subsidiaries, associates and jointly controlled entities operating in other jurisdictions	**(14,269)**	(3,513)
Over-provision in respect of prior years	**(2,442)**	(1,533)
Income tax expense for the year	**83,212**	22,571
Transfer of previously charged deferred tax to investment property revaluation reserve account	**–**	(4,464)
Other taxes	**1,722**	3,513
Total tax expense	**84,934**	21,620

Note 8 Taxation *(Continued)*

c) Deferred tax assets and liabilities recognised

The components of deferred tax assets and liabilities recognised in the balance sheets and the movement during the year are as follows:

Deferred tax assets

	Depreciation in excess of related depreciation allowances (HK$'000)	Unrealised intra-group profit (HK$'000)	Tax losses (HK$'000)	Others (HK$'000)	Total (HK$'000)
Group					
At 1 January 2003	(429)	(26,993)	(22,903)	(295)	(50,620)
Charge/(credit) to profit and loss account for the year	50	1,024	5,068	(17)	6,125
Effect of change in tax rate	(40)	(2,531)	(2,147)	(27)	(4,745)
At 31 December 2003	(419)	(28,500)	(19,982)	(339)	(49,240)
Charge to profit and loss account for the year	63	6,076	8,892	284	15,315
At 31 December 2004	**(356)**	**(22,424)**	**(11,090)**	**(55)**	**(33,925)**
Company					
At 1 January 2003	(171)				
Charge to profit and loss account for the year	32				
Effect of change in tax rate	(16)				
At 31 December 2003	(155)				
Charge to profit and loss account for the year	11				
At 31 December 2004	**(144)**				

Note 8 Taxation *(Continued)*

c) Deferred tax assets and liabilities recognised *(Continued)*

Deferred tax liabilities

	Depreciation allowances in excess of related depreciation (HK$'000)	Revaluation of properties (HK$'000)	Clawback of capital allowances of properties (HK$'000)	Total (HK$'000)
Group				
At 1 January 2003	69,914	4,464	19,662	94,040
Charge/(credit) to profit and loss account for the year	(8,011)	–	8,142	131
Charge to equity for the year	–	787	–	787
Effect of change in tax rate	6,554	–	1,843	8,397
At 31 December 2003	68,457	5,251	29,647	103,355
Charge/(credit) to profit and loss account for the year	(9,044)	–	7,609	(1,435)
Charge to equity for the year	–	6,773	–	6,773
At 31 December 2004	**59,413**	**12,024**	**37,256**	**108,693**
Company				
At 1 January 2003	171			
Credit to profit and loss account for the year	(32)			
Effect of change in tax rate	16			
At 31 December 2003	155			
Credit to profit and loss account for the year	(11)			
At 31 December 2004	**144**			

Deferred tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority.

	Group		Company	
	2004 (HK$'000)	2003 (HK$'000)	**2004 (HK$'000)**	2003 (HK$'000)
Deferred tax assets recognised	**(3,295)**	(6,510)	**–**	–
Deferred tax liabilities recognised	**78,063**	60,625	**–**	–
	74,768	54,115	**–**	–

Note 8 Taxation *(Continued)*

d) Deferred tax assets unrecognised

Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2004	2003	**2004**	2003
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Tax losses	**241,897**	409,443	**97,441**	66,330
Deductible temporary differences	**13,686**	14,034	**–**	–
	255,583	423,477	**97,441**	66,330

Included in the unrecognised tax losses of the Group are losses of HK$20,987,000 (2003: HK$19,711,000) that will expire within five years from the balance sheet date. Other tax losses and deductible temporary differences of the Group and the tax losses of the Company may be carried forward indefinitely.

Note 9 Dividends

	Group and Company	
	2004	2003
	(HK$'000)	(HK$'000)
2003 final dividend of HK 3.5 cents on 70,209,670 shares issued upon conversion of convertible guaranteed bonds and on 3,130,435 shares issued upon exercise of share options (2003: nil)	**2,567**	–
Interim dividend of HK 4.5 cents on 2,078,982,762 shares (2003: HK 1.5 cents on 1,942,433,910 shares)	**93,554**	29,137
Proposed final dividend of HK 6.5 cents on 2,080,026,240 shares (2003: HK 3.5 cents on 1,942,433,910 shares)	**135,202**	67,985
	231,323	97,122

Note 10 Earnings per Share

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$503,197,000 (2003: HK$327,164,000) and the weighted average number of 2,027,033,564 shares (2003: 1,942,433,910 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$503,197,000 (2003: HK$327,164,000) and the weighted average number of 2,115,339,365 shares (2003: 1,955,156,107 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

A reconciliation of profit attributable to shareholders and the weighted average number of shares used in calculating the basic earnings per share and the diluted earnings per share is as follows:

For the year ended 31 December

	Profit attributable to shareholders		**Weighted average number of shares**	
	2004 (HK$'000)	2003 (HK$'000)	**2004**	2003
Profit/number of shares for the purpose of basic earnings per share	**503,197**	327,164	**2,027,033,564**	1,942,433,910
Effect of dilutive potential ordinary shares				
- share options	**—**	—	**41,922,249**	12,722,197
- convertible guaranteed bonds	**—**	—	**46,383,552**	—
Profit/number of shares for the purpose of diluted earnings per share	**503,197**	327,164	**2,115,339,365**	1,955,156,107

Note 11 Fixed Assets

Group

	Investment properties (HK$'000)	Land and buildings (HK$'000)	Vessels and pontoons (HK$'000)	Other assets (HK$'000)	Total (HK$'000)
Cost or valuation					
At 1 January 2004	2,525,204	1,066,838	1,940,604	721,226	6,253,872
Exchange adjustment	676	–	–	1	677
Additions/transfers	1,967	–	5,628	22,814	30,409
Cost adjustments	(4,203)	–	–	–	(4,203)
Disposals/transfers	(4,918)	–	(38,253)	(15,531)	(58,702)
Surplus on revaluation	237,633	–	–	–	237,633
At 31 December 2004	2,756,359	1,066,838	1,907,979	728,510	6,459,686
Amortisation and depreciation					
At 1 January 2004	–	232,600	1,149,466	582,411	1,964,477
Charge for the year	–	6,710	87,578	54,631	148,919
Written back on disposal	–	–	(35,436)	(12,687)	(48,123)
At 31 December 2004	–	239,310	1,201,608	624,355	2,065,273
Net book value					
At 31 December 2004	**2,756,359**	**827,528**	**706,371**	**104,155**	**4,394,413**
At 31 December 2003	2,525,204	834,238	791,138	138,815	4,289,395

Note 11 Fixed Assets *(Continued)*

Company

	Other assets (HK$'000)
Cost	
At 1 January 2004	3,544
Additions	333
Disposals	(101)
At 31 December 2004	3,776
Depreciation	
At 1 January 2004	2,535
Charge for the year	389
Written back on disposal	(92)
At 31 December 2004	2,832
Net book value	
At 31 December 2004	**944**
At 31 December 2003	1,009

Other assets of the Group comprised mainly furniture, fixtures and repairable spare parts of vessels.

Analysis of cost and valuation of the Group's investment properties and land and buildings at 31 December 2004 is as follows:

	Held in Hong Kong (long lease) (HK$'000)	Held in Hong Kong (medium lease) (HK$'000)	Held outside Hong Kong (medium lease) (HK$'000)	Held outside Hong Kong (freehold) (HK$'000)	Total (HK$'000)
Investment properties					
Based on 2004 professional valuation	239,000	2,051,894	369,465	96,000	2,756,359
Land and buildings					
Based on directors' valuation in 1989	80,080	–	–	–	80,080
At cost	13,369	451,213	522,176	–	986,758
	93,449	451,213	522,176	–	1,066,838

All the investment properties are held for rental income under operating leases.

The investment properties were revalued on the open market value basis at 31 December 2004 by Savills (Hong Kong) Limited and Chesterton Petty Limited, independent professional valuers.

Note 11 Fixed Assets *(Continued)*

All other assets are stated at cost less accumulated depreciation.

The gross carrying amounts of vessels held for use in operating lease were HK$115,098,000 (2003: HK$59,672,000) and the related accumulated depreciation charges were HK$97,484,000 (2003: HK$51,857,000).

Note 12 Subsidiaries

	Company	
	2004 (HK$'000)	2003 (HK$'000)
Unlisted shares, at cost	**20,100**	20,100
Amounts due by subsidiaries less provision	**3,372,393**	4,983,206
Amounts due to subsidiaries	**(933,763)**	(901,340)
	2,458,730	4,101,966

Particulars regarding the principal subsidiaries are set out on pages 98 to 99.

Note 13 Associates

	Company	
	2004 (HK$'000)	2003 (HK$'000)
Unlisted shares, at cost	**678**	678
Amount due by an associate less provision	**454**	1,954
	1,132	2,632

	Group	
	2004 (HK$'000)	2003 (HK$'000)
Share of net assets	**333,007**	300,584
Amounts due by associates less provision	**295,132**	291,507
Amounts due to associates	**(2,846)**	(2,846)
	292,286	288,661
	625,293	589,245

Particulars regarding the principal associates are set out on pages 98 to 99.

Note 14 Joint Ventures

a) Jointly controlled entities

	Company	
	2004	2003
	(HK$'000)	(HK$'000)
Capital contribution, at cost	**7,803**	4,972

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Share of net assets	**14,191**	17,111
Goodwill, unamortised	**–**	1,672
Amounts due by jointly controlled entities	**31,670**	35,218
	45,861	54,001

In view of the continual losses incurred by a jointly controlled entity, the directors are of the opinion that goodwill in the sum of HK$1,114,000 (2003: HK$65,898,000) be considered to be impaired based on the directors' estimate of the inflow of economic benefits and charged to the consolidated profit and loss account.

The Group's share of results of jointly controlled entities included amortisation of goodwill of HK$558,000 (2003: HK$558,000).

Note 14 Joint Ventures *(Continued)*

b) Jointly controlled assets

At the balance sheet date, the aggregate amounts of assets and liabilities recognised in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Assets		
Fixed assets	**290,520**	287,000
Inventories	**–**	154,772
Sale proceeds of properties held by stakeholders	**–**	662,194
Debtors and deposits	**4,441**	31,569
Cash and bank balances	**20,474**	18,572
	315,435	1,154,107
Liabilities		
Creditors and accrued charges	**131,885**	328,955
Deferred tax liabilities	**5,842**	–
Taxation payable	**14,442**	–
	152,169	328,955

Particulars regarding principal joint ventures are set out on pages 98 to 99.

Note 15 Investments

	Group		Company	
	2004 (HK$'000)	2003 (HK$'000)	**2004 (HK$'000)**	2003 (HK$'000)
Investment securities				
Listed equity securities in Hong Kong, at cost less impairment losses	**4,694**	4,694	**–**	–
Unlisted equity securities, at cost less impairment losses	**828,228**	840,962	**234,723**	234,723
	832,922	845,656	**234,723**	234,723
Other investments				
Listed equity securities in Hong Kong, at market value	**23,895**	–	**–**	–
Listed securities outside Hong Kong, at market value				
- equity securities	**2,211**	–	**–**	–
- debt securities	**19,767**	–	**–**	–
Unlisted debt securities, at fair value	**27,226**	–	**–**	–
	73,099	–	**–**	–
Others				
Listed liquid fund outside Hong Kong, at market value	**57,890**	–	**–**	–
Club debentures, at cost	**140**	140	**–**	–
Amounts due by investee companies	**28,190**	28,190	**125**	125
	86,220	28,330	**125**	125
	992,241	873,986	**234,848**	234,848

At the balance sheet date, the market value of listed investment securities amounted to HK$5,021,000 (2003: HK$7,903,000).

Note 15 Investments *(Continued)*

Analysis of the carrying value of investments is as follows:

	Investment securities		Other investments		Others		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)	**(HK$'000)**	(HK$'000)	**(HK$'000)**	(HK$'000)
Group								
Current assets	**—**	—	**19,767**	—	**57,890**	—	**77,657**	—
Non-current assets	**832,922**	845,656	**53,332**	—	**28,330**	28,330	**914,584**	873,986
	832,922	845,656	**73,099**	—	**86,220**	28,330	**992,241**	873,986
Company								
Non-current assets	**234,723**	234,723	**—**	—	**125**	125	**234,848**	234,848

Note 16 Goodwill

	Group (HK$'000)
Cost	
At 1 January 2004 and 31 December 2004	44,134
Amortisation and impairment loss	
At 1 January 2004	5,231
Amortisation for the year	4,208
Impairment loss recognised in the year	34,695
At 31 December 2004	44,134
Carrying amount	
At 31 December 2004	**—**
At 31 December 2003	38,903

In view of the subsidiaries' financial performances, the directors are of the opinion that the carrying amount of goodwill amounting to HK$34,695,000 (2003: 2,045,000) has been impaired and should not be carried forward in the financial statements. Accordingly, the amount has been recognised as an impairment loss based on the directors' estimate of the inflow of economic benefits and charged to the consolidated profit and loss account.

Note 17 Inventories

	Group 2004 (HK$'000)	Group 2003 (HK$'000)
Properties	**349,609**	1,761,229
Spare parts	**98,343**	102,914
Others	**3,249**	2,548
	451,201	1,866,691

The carrying amounts of properties held for use in operating leases were HK$31,336,000 (2003: HK$28,119,000).

Note 18 Trade Debtors and Creditors – Ageing Analysis

The Group maintains defined credit policies on its trade debtors, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	Group 2004 (HK$'000)	Group 2003 (HK$'000)
0 - 30 days	**91,907**	81,165
31 - 60 days	**27,795**	25,541
61 - 90 days	**2,025**	5,208
over 90 days	**15,890**	45,083
	137,617	156,997

The ageing analysis of trade creditors is as follows:

	Group 2004 (HK$'000)	Group 2003 (HK$'000)
0 - 30 days	**189,964**	445,771
31 - 60 days	**761**	9,795
61 - 90 days	**550**	4,974
over 90 days	**708**	1,800
	191,983	462,340

Note 19 Provision for Employee Benefits

Provision for employee benefits represents cost of accumulating compensated absences that the Group expects to pay.

	Group		Company	
	2004	2003	**2004**	2003
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
At 1 January	**24,521**	28,700	**3,196**	2,594
Additions through acquisition of subsidiaries	**–**	138	**–**	–
Net amount provided/(used) during the year	**4,260**	(2,648)	**4,034**	741
Amount paid during the year	**(841)**	(1,669)	**(43)**	(139)
At 31 December	**27,940**	24,521	**7,187**	3,196

Note 20 Share Capital

	2004		2003	
	Number of shares	**(HK$'000)**	Number of shares	(HK$'000)
Authorised				
Ordinary shares of HK$0.25 each				
At 1 January and 31 December	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
Issued and fully paid				
Ordinary shares of HK$0.25 each				
At 1 January	**1,942,433,910**	**485,608**	1,942,433,910	485,608
Conversion of convertible guaranteed bonds	**127,390,540**	**31,848**	–	–
Exercise of share options	**10,201,790**	**2,551**	–	–
At 31 December	**2,080,026,240**	**520,007**	1,942,433,910	485,608

Note 21 Share Option Schemes

The Company had a share option scheme which was adopted on 18 May 1993 (the 1993 share option scheme) and terminated on 31 May 2002. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme), whereby the board of directors of the Company may grant share options to eligible persons, including directors and employees of the Company, to subscribe for ordinary shares in the Company. Details of the share option schemes are disclosed under Disclosure of Interests (section (d)) in the Report of the Directors on pages 39 to 42.

Details of the share options are as follows:

For the year ended 31 December 2004

	Date of grant	Exercise price	At 1 January 2004	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2004	Note
			Number of share options					
a)	The 1993 share option scheme							
	24 March 1995	HK$3.35	5,401,791	–	(5,401,791)	–	–	
	3 January 2000	HK$1.15	25,669,565	–	(4,799,999)	–	20,869,566	(i)
			31,071,356	–	(10,201,790)	–	20,869,566	
b)	The 2002 share option scheme							
	25 May 2004	HK$3.15	–	112,454,870	–	–	112,454,870	(i)
	8 July 2004	HK$3.95	–	918,800	–	–	918,800	(ii)
	22 September 2004	HK$4.20	–	5,000,000	–	–	5,000,000	(i)
			–	118,373,670	–	–	118,373,670	
			31,071,356	118,373,670	(10,201,790)	–	139,243,236	

Note 21 Share Option Schemes *(Continued)*

For the year ended 31 December 2003

		Number of share options					
Date of grant	Exercise price	At 1 January 2003	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2003	Note
The 1993 share option scheme							
10 June 1993	HK$4.98	31,204,819	—	—	(31,204,819)	—	
24 March 1995	HK$3.35	5,401,791	—	—	—	5,401,791	(i)
3 January 2000	HK$1.15	25,669,565	—	—	—	25,669,565	(iii)
		62,276,175	—	—	(31,204,819)	31,071,356	

Notes:

(i) The share options outstanding at 31 December 2004 and 31 December 2003 are granted to directors and exercisable during a period of 10 years commencing on the date of each grant.

(ii) The share options outstanding at 31 December 2004 are granted to employees and exercisable during a period of 5 years commencing on the date of each grant.

(iii) 24,000,001 share options outstanding at 31 December 2003 are granted to directors and exercisable during a period of 10 years commencing on the date of each grant. The remaining 1,669,564 share options are granted to employees and exercisable during a period of 5 years commencing on the date of each grant.

Note 22 Reserves

	Group		Company	
	2004	2003	**2004**	2003
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Capital reserve account				
At 1 January	**47,823**	113,650	**–**	–
Transfer from profit and loss account	**–**	21	**–**	–
Released upon disposal of a subsidiary	**(3,680)**	–	**–**	–
Released upon realisation of assets	**–**	(55,958)	**–**	–
Released upon reclassification of assets	**–**	(6,070)	**–**	–
Transfer to investment property revaluation reserve account upon reclassification of assets	**–**	(3,820)	**–**	–
At 31 December	**44,143**	47,823	**–**	–
Investment property revaluation reserve account				
At 1 January	**13,150**	–	**–**	–
Surplus on revaluation	**188,482**	49,605	**–**	–
Released upon disposal of investment properties	**(257)**	–	**–**	–
Reversal of deficit on revaluation previously charged to profit and loss account	**–**	(35,024)	**–**	–
Reversal of deferred tax previously charged to profit and loss account	**–**	(4,464)	**–**	–
Deferred tax charged for the year	**(6,773)**	(787)	**–**	–
Transfer from capital reserve account	**–**	3,820	**–**	–
At 31 December	**194,602**	13,150	**–**	–
Share premium account				
At 1 January	**3,795,658**	3,795,658	**3,795,658**	3,795,658
Conversion of convertible guaranteed bonds	**264,972**	–	**264,972**	–
Exercise of share options	**21,065**	–	**21,065**	–
Expenses on issue of shares	**(204)**	–	**(204)**	–
At 31 December	**4,081,491**	3,795,658	**4,081,491**	3,795,658

Note 22 Reserves *(Continued)*

	Group		Company	
	2004 (HK$'000)	2003 (HK$'000)	**2004 (HK$'000)**	2003 (HK$'000)
Capital redemption reserve account				
At 1 January and 31 December	**5,019**	5,019	**5,019**	5,019
Exchange reserve account				
At 1 January	**975**	1,940	**–**	–
Exchange translation differences	**394**	(965)	**–**	–
At 31 December	**1,369**	975	**–**	–
Profit and loss account				
At 1 January	**2,012,083**	1,782,062	**817,979**	802,726
Profit for the year	**503,197**	327,164	**134,034**	112,375
	2,515,280	2,109,226	**952,013**	915,101
Transfer to capital reserve account	**–**	(21)	**–**	–
Dividends	**(231,323)**	(97,122)	**(231,323)**	(97,122)
At 31 December	**2,283,957**	2,012,083	**720,690**	817,979
	6,610,581	5,874,708	**4,807,200**	4,618,656

At the balance sheet date, goodwill and negative goodwill included in the capital reserve account amounted to HK$34,121,000 and HK$6,519,000 (2003: HK$34,121,000 and HK$10,199,000) respectively.

At the balance sheet date, reserves of the Company available for distribution to shareholders, as calculated under Section 79B of the Companies Ordinance, amounted to HK$720,690,000 (2003: HK$817,979,000).

The consolidated profit attributable to shareholders includes a profit of HK$134,034,000 (2003: HK$110,973,000) which has been dealt with in the accounts of the Company.

The profits/(losses) retained by the Group are analysed as follows:

	Company and subsidiaries (HK$'000)	**Associates (HK$'000)**	**Jointly controlled entities (HK$'000)**	**Total (HK$'000)**
Retained profits/(losses) at 31 December 2004	**2,091,727**	**208,287**	**(16,057)**	**2,283,957**
Retained profits/(losses) at 31 December 2003	1,868,255	158,034	(14,206)	2,012,083

Note 23 Long-term Borrowings

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Bank loans repayable within a period		
Not exceeding 1 year	**784,329**	68,850
More than 1 year but not exceeding 2 years	**145,099**	662,450
More than 2 years but not exceeding 5 years	**350,324**	496,450
Less: Current portion included in current liabilities	**(784,329)**	(68,850)
	495,423	1,158,900
Other loans repayable within a period		
More than 5 years	**5,000**	5,000
Convertible guaranteed bonds		
Not exceeding 1 year	**–**	296,820
Less: Current portion included in current liabilities	**–**	(296,820)
	–	–
	500,423	1,163,900
Represented by:		
Bank loans (Note a)	**1,279,752**	1,227,750
Other loans (Note b)	**5,000**	5,000
Convertible guaranteed bonds (Note c)	**–**	296,820
Less: Current portion included in current liabilities	**(784,329)**	(365,670)
	500,423	1,163,900

Note 23 Long-term Borrowings *(Continued)*

Notes:

a) Bank loans to the extent of HK$295,252,000 (2003: HK$312,000,000) are secured by charges on certain vessels of the Group of HK$514,567,000 (2003: HK$567,345,000).

The balance is secured by corporate guarantee of the Company. Bank loans to the extent of HK$482,752,000 (2003: HK$530,750,000) are repayable by instalments.

b) Other loans are unsecured and non-interest bearing.

c) In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds to finance the land premium and development costs of Cheung Sha Wan Shipyards redevelopment project. The bonds carried interest at 4.25% per annum payable annually in arrear. The bonds were guaranteed by the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds had the option to convert the bonds into shares of HK$0.25 each of the Company at a conversion price of HK$2.33 per share, subject to adjustment, with a fixed exchange rate of US$1.00 = HK$7.76 at any time between 27 July 1999 and 20 July 2004. Unless previously purchased and cancelled, redeemed or converted, the bonds would be redeemed on 27 July 2004 at 132.5% of their principal amount plus accrued interest. Provision for the redemption premium payable was made in the accounts so as to provide a constant periodic rate of charge over the term of the bonds.

During the year, all convertible guaranteed bonds with an aggregate principal amount of US$38.3 million were converted into 127,390,540 ordinary shares of the Company at HK$0.25 each.

Note 24 Minority Interests and Loans

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Share of equity	**1,671,753**	1,349,804
Loans from minority shareholders	**1,576,084**	2,608,461
	3,247,837	3,958,265

Loans from minority shareholders are unsecured and have no specific repayment terms. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$24,141,000 (2003: HK$779,694,000) is interest bearing at HIBOR + 0.58% while the balance is non-interest bearing.

Note 25 Consolidated Cash Flow Statement

a) Acquisition of interests in subsidiaries

	2004 (HK$'000)	2003 (HK$'000)
Net assets acquired		
Fixed assets	–	3,964
Trade & other debtors, deposits and prepayments	–	23,340
Cash and bank balances	–	19,870
Trade & other creditors, deposits and accrued charges	–	(17,175)
Provision for employee benefits	–	(138)
	–	29,861
Interests in jointly controlled entities originally held by the Group	–	(55,019)
	–	(25,158)
Goodwill arising on acquisition	–	44,134
	–	18,976
Satisfied by		
Offset of amounts due by the vendors to the Group	–	18,976
Consideration paid	–	–
Cash and cash equivalents acquired	–	19,870
Cash flow on acquisition of interests in subsidiaries	–	19,870

Note 25 Consolidated Cash Flow Statement *(Continued)*

b) Disposal of interests in subsidiaries

	2004 (HK$'000)	2003 (HK$'000)
Net assets disposed of		
Associates	–	312,342
Cash and bank balances	176	–
Trade & other creditors, deposits and accrued charges	–	(13)
Minority interests	(79)	–
	97	312,329
Realisation of capital reserve	(3,680)	–
	(3,583)	312,329
Profit on disposal	3,680	29,671
	97	342,000
Satisfied by		
Cash consideration	97	342,000
Consideration received	97	342,000
Cash and cash equivalents disposed of	(176)	–
Cash flow on disposal of interests in subsidiaries	(79)	342,000

The effect on the Group's results from the disposal of subsidiaries is immaterial for the years ended 31 December 2004 and 2003.

Note 25 Consolidated Cash Flow Statement *(Continued)*

c) Cash and cash equivalents

Cash and cash equivalents comprise listed liquid fund, time deposits, cash and bank balances. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2004 (HK$'000)	2003 (HK$'000)
Listed liquid fund	**57,890**	–
Time deposits	**3,482,268**	1,500,684
Cash and bank balances	**390,393**	113,488
	3,930,551	1,614,172
Time deposits with a maturity over three months	**(750)**	(36,000)
Cash and cash equivalents in the cash flow statement	**3,929,801**	1,578,172

Cash and cash equivalents at the balance sheet date include cash and bank balances of HK$18,860,000 (2003: HK$19,179,000) held by subsidiaries which are not freely remissible to the Group because of currency exchange restrictions.

d) Major non-cash transactions

During the year, all convertible guaranteed bonds with an aggregate principal amount of US$38.3 million were converted into 127,390,540 ordinary shares of HK$0.25 each of the Company at a conversion price of HK$2.33 per share. The interest and redemption premium on convertible guaranteed bonds at the amount of HK$88,220,000 were written back and credited to the profit and loss account.

Note 26 Provident Fund Scheme

Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group has established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing provident fund scheme, all staff were offered the choice of switching to the MPF scheme or staying in existing scheme. Where staff elected to join the MPF scheme, both the Group and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Apart from the MPF scheme, the Group has a defined contribution fund scheme covering all qualified staff who elected not to switch to the MPF scheme. The Group and its employees are each required to make contributions to the scheme calculated at 5% of the employees' basic salaries on a monthly basis.

The assets held under the MPF scheme and the defined contribution fund scheme are managed by independent trustees. The Group's contributions charged to the profit and loss account for the year ended 31 December 2004 were HK$21,054,000 (2003: HK$20,206,000). Under the defined contribution fund scheme, no forfeitures of employer's contributions resulting from leaving scheme members were applied to reduce the Group's contributions for both years. At the balance sheet date, forfeited contributions of HK$20,459,000 (2003: HK$18,018,000) were available to the Group to reduce the contributions to the scheme in future.

Note 27 Commitments

a) Capital commitments

	Group		Company	
	2004	2003	**2004**	2003
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Contracted but not provided for				
Capital expenditure	**32,337**	30,457	**–**	–
Capital contribution to jointly controlled entities	**6,368**	9,650	**6,368**	9,198
	38,705	40,107	**6,368**	9,198
Authorised but not contracted for				
Capital expenditure	**–**	11,568	**–**	–

At the balance sheet date, the Group had an outstanding commitment of HK$1,500 million for the acquisition of land development rights in respect of the property sites adjoining the Macau Tower in Nam Van, Macau as stated in item 7 of Connected Transactions in the Report of the Directors on page 35.

In addition to the above, the Group's share of capital commitments of a jointly controlled entity itself is as follows:

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Contracted but not provided for	**16**	1,468
Authorised but not contracted for	**7**	825
	23	2,293

b) Lease commitments

The future aggregate minimum lease payments payable under non-cancellable operating leases are as follows:

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Within one year	**3,655**	3,435
In the second to fifth year inclusive	**5,151**	1,943
Over five years	**1,153**	–
	9,959	5,378

The Group's operating leases are for terms ranging from 2 to 7 years.

Note 27 Commitments *(Continued)*

c) Future minimum lease payments receivable

The future aggregate minimum lease payments receivable under non-cancellable operating leases are as follows:

	Group	
	2004	2003
	(HK$'000)	(HK$'000)
Within one year	**88,395**	64,618
In the second to fifth year inclusive	**148,899**	132,037
Over five years	**40,951**	8,770
	278,245	205,425

The Group's operating leases are for terms ranging from 1 to 10 years.

Note 28 Contingent Liabilities

	Group		Company	
	2004	2003	**2004**	2003
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Guarantees issued by the Company for credit facilities granted by third parties to subsidiaries	–	–	**984,500**	915,800
Guarantees issued by the Company for convertible guaranteed bonds issued by a subsidiary	–	–	–	296,820
Letters of credit outstanding	**349**	163	–	–

In addition to the above, the Group had provided guarantee to a third party in respect of the sum owing by a jointly controlled entity to the said third party under a license agreement. At the balance sheet date, the Group's share of such contingent liabilities amounted to HK$845,000 (2003: nil).

Note 29 Related Party Transactions

a) Details of significant related party transactions which were carried out on normal commercial terms and in the ordinary course of the Group's business are as follows:

	Note	**2004 (HK$'000)**	2003 (HK$'000)
Significant transactions with STDM Group	(i)		
Dividends received from STDM		**115,518**	16,845
Ship tickets sold to STDM Group		**473,966**	401,505
Discount granted to STDM Group on ship tickets purchased by STDM Group		**23,698**	20,075
Commission paid to STDM Group on ship tickets sold by STDM Group		**15,744**	12,001
Fees received from STDM for management of hotels and Macau Tower Convention & Entertainment Centre (MTCEC)		**38,646**	31,262
Fuel purchased from STDM Group for Macau shipping operations		**126,063**	78,531
Amount collected by STDM Group for sale of ship tickets and related services in Macau		**315,447**	234,571
Amount reimbursed to STDM Group for expenses incurred in respect of shipping operations in Macau		**137,890**	126,914
Amount reimbursed by STDM Group for staff expenses and administrative resources shared		**28,821**	25,887
Amount reimbursed by STDM for management of MTCEC		**46,796**	17,988
Gross operating revenue of MTCEC collected for STDM		**4,118**	13,757
Charter hire income received from STDM Group		**–**	20,176
Temporary advances from STDM		**47,159**	62,697
Significant transactions with China Travel Service (Hong Kong) Ltd. (CTSHK)	(ii)		
Commission paid to CTSHK for sale of ship tickets		**27,901**	22,170
Net income collected by CTSHK for sale of ship tickets and related services		**138,575**	110,578
Amount reimbursed by Shun Tak Shipping Co., Ltd. (STS) for staff expenses and administrative resources shared	(i)	**192**	12,777
Interest expenses paid to minority shareholders of a subsidiary		**1,865**	18,832
Insurance premium paid to an associate		**31,553**	46,084
Construction cost paid to a joint venture		**24,160**	257,861
Ship passengers handling fees received on behalf of a joint venture		**19,166**	–

Note 29 Related Party Transactions *(Continued)*

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung and Ms. Pansy Ho, directors of the Company, are directors of, and have beneficial interests in, STDM and STS. Ms. Daisy Ho, director of the Company, is a director of, and has beneficial interests in, STS. Mrs. Mok Ho Yuen Wing, Louise, director of the Company, is a director of STDM and has beneficial interests in STDM and STS. Mr. David Shum, director of the Company, has beneficial interests in STDM. STDM and STS are substantial shareholders of the Company.

(ii) CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.

b) Certain related party transactions are also disclosed under Connected Transactions in the Report of the Directors on pages 32 to 36.

c) Amounts due to/by subsidiaries, associates, joint ventures and minority shareholders are disclosed in notes 12 to 14 and 24 to the financial statements.

Note 30 Segment Information

Business segments

Group

2004

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,577,307	1,895,492	153,123	123,208	–	3,749,130
Inter-segment turnover	9,569	1,600	7,070	–	(18,239)	–
Other revenues	72,523	3,921	430	11,855	–	88,729
	1,659,399	1,901,013	160,623	135,063	(18,239)	3,837,859
Segment results	243,226	550,276	19,597	121,585	–	934,684
Unallocated income						17,122
Unallocated expenses						(77,973)
Interest income						11,875
Operating profit						885,708
Finance costs						(12,850)
Net investment loss						(48,543)
Share of results of associates	–	42,739	40,889	2,569	–	86,197
Share of results of jointly controlled entities	4,239	1,077	1,159	(7,091)	–	(616)
Profit before taxation						909,896
Taxation						(84,934)
Minority interests						(321,765)
Net profit for the year						503,197
Assets						
Segment assets	2,001,088	5,443,817	544,886	1,019,215	(2,156)	9,006,850
Associates	–	293,884	329,560	1,849	–	625,293
Joint ventures	22,010	16,765	7,086	–	–	45,861
Unallocated assets						2,827,685
Total assets						12,505,689
Liabilities						
Segment liabilities	236,665	893,018	51,368	744	(2,156)	1,179,639
Unallocated liabilities						2,388,507
Total liabilities						3,568,146
Other information						
Capital expenditure	16,330	7,445	5,724	101		
Depreciation	134,585	4,854	8,138	953		
Amortisation of goodwill	–	–	1,140	3,068		
Interest and redemption premium on convertible guaranteed bonds written back	–	88,220	–	–		

Note 30 Segment Information *(Continued)*

Business segments *(Continued)*

Group

2003

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,273,274	3,741,396	119,215	17,361	—	5,151,246
Inter-segment turnover	11,204	1,884	—	—	(13,088)	—
Other revenues	15,241	3,426	17,121	1,365	—	37,153
	1,299,719	3,746,706	136,336	18,726	(13,088)	5,188,399
Segment results	49,030	374,430	6,506	4,795	—	434,761
Unallocated income						22,199
Unallocated expenses						(101,826)
Interest income						9,357
Operating profit						364,491
Finance costs						(39,994)
Net investment loss						(38,272)
Share of results of associates	—	8,026	32,256	2,032	—	42,314
Share of results of jointly controlled entities	(1,065)	6,233	(2,242)	(10,512)	—	(7,586)
Profit before taxation						320,953
Taxation						(21,620)
Minority interests						27,831
Net profit for the year						327,164
Assets						
Segment assets	1,705,214	8,043,209	653,737	928,472	(2,305)	11,328,327
Associates	—	266,240	320,636	2,369	—	589,245
Joint ventures	19,741	16,680	16,981	599	—	54,001
Unallocated assets						935,234
Total assets						12,906,807
Liabilities						
Segment liabilities	198,863	2,154,142	10,083	768	(2,305)	2,361,551
Unallocated liabilities						2,767,151
Total liabilities						5,128,702
Other information						
Capital expenditure	25,808	83,313	2,521	—		
Depreciation	138,117	3,709	5,206	2,995		
Amortisation of goodwill	—	—	1,140	2,046		
Surplus on revaluation of investment properties	—	35,024	—	—		

Note 30 Segment Information *(Continued)*

Geographical segments

Group

2004

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
Turnover and revenue	**2,826,278**	**885,927**	**125,654**	**3,837,859**
Segment assets	**9,786,095**	**2,166,101**	**553,493**	**12,505,689**
Capital expenditure	**23,595**	**1,103**	**5,235**	

2003

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
Turnover and revenue	4,483,614	616,196	88,589	5,188,399
Segment assets	10,161,191	2,199,889	545,727	12,906,807
Capital expenditure	109,337	2,507	68	

Note 31 Approval of Financial Statements

The financial statements were approved by the Board of Directors on 21 April 2005.

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital	Percentage held by the Group	Principal activities
TRANSPORTATION				
Shun Tak Ferries Ltd.	Hong Kong	HK$2	100	investment holding
Interdragon Ltd.	British Virgin Islands	US$10,000	60	investment holding
Shun Tak-China Travel Shipping Investments Ltd.	British Virgin Islands	US$10,000	42.6	investment holding
Glowfield Group Ltd.	British Virgin Islands	US$27	42.6	investment holding
Shun Tak-China Travel Ferries Ltd.	British Virgin Islands	US$2	42.6	investment holding
Shun Tak-China Travel Ship Management Ltd.	Hong Kong/ Hong Kong-Macau	HK$200 HK$1,000,000+	42.6	ship management
Ocean Shipbuilding & Engineering Ltd.	Hong Kong	HK$200 HK$100,000+	42.6	shipbuilding and repairs
Conwick Investment Ltd.	Hong Kong/ Hong Kong-Macau	HK$2 HK$2+	42.6	shipping
Far East Hydrofoil Co., Ltd.	Hong Kong/ Hong Kong-Macau	HK$2,000 HK$5,000,000+	42.6	shipping
Hongkong Macao Hydrofoil Co., Ltd.	Hong Kong/ Hong Kong-Macau	HK$10,000,000	42.6	shipping
Ravenser Enterprises Ltd.	Hong Kong/ Hong Kong-Macau	HK$20 HK$1,000,000+	42.6	shipping
Tai Tak Hing Shipping Co. Ltd.	Hong Kong/ Hong Kong-Macau	HK$200 HK$5,200,000+	42.6	shipping
PROPERTY – HONG KONG				
Shun Tak Development Ltd.	Hong Kong	HK$27,840,000	100	investment holding
Bonsuric Co. Ltd.	Hong Kong	HK$2	100	property development
Garraton Investment Ltd.	Hong Kong	HK$1,000	100	property investment
Goform Ltd.	Hong Kong	HK$2	100	property investment
Hocy Development Ltd.	Hong Kong	HK$2	100	property investment
Iconic Palace Ltd.	Hong Kong	HK$20	100	property investment and development
Shun Tak Property Investment & Management Holdings Ltd.	Hong Kong	HK$2	100	property investment and management
Ranex Investments Ltd.	Hong Kong	HK$100	51	property investment and development
Treasure Peninsula Ltd.	Hong Kong	HK$1,000	51	second mortgage financing
Shun Tak Yee Fai Construction JV Ltd.**	Hong Kong	HK$2^	50	property construction

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital	Percentage held by the Group	Principal activities
PROPERTY – MACAU				
Eversun Co. Ltd.	Hong Kong/Macau	HK$200	100	property investment
Nova Taipa – Urbanizações, Limitada	Macau	MOP10,000,000#	25	property investment and development
PROPERTY – MAINLAND CHINA				
Shun Tak Cultural Centre Ltd.	Hong Kong	HK$10	60	investment holding
Guangzhou Shun Tak Real Estate Co., Ltd.**	PRC	HK$130,000,000@	60	property investment and development
HOSPITALITY				
Florinda Hotel International Ltd.	British Virgin Islands/ Macau	US$1	100	hotel management
Shun Tak Travel Services Ltd.	Hong Kong	HK$2,000,000	100	travel agency services
Shun Tak, Serviços Recreativos, S.A.	Macau	MOP1,000,000	80	property holding
Excelsior-Hoteis e Investimentos, Limitada**	Macau	MOP20,000,000#	50	hotel operation
Sociedade de Turismo e Desenvolvimento Insular, S.A.R.L.	Macau	MOP200,000,000#	35	hotel & golf club operations
FINANCE				
Shun Tak Finance Ltd.	Hong Kong	HK$2	100	treasury
Shun Tak Finance (Overseas) Ltd.	Jersey	US$12 US$26,360*	100 100	treasury
OTHERS				
Shun Tak Technology Ventures Holdings Ltd.	Hong Kong	HK$2	100	investment holding
Step Ahead International Ltd.	British Virgin Islands/ Hong Kong	US$1	100	general investment

The above table lists the principal subsidiaries, associates and joint venture of the Group which, in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of subsidiaries, associates and joint ventures would, in the opinion of the directors, result in particulars of excessive length.

Except Shun Tak Ferries Ltd., Shun Tak Development Ltd., Shun Tak Property Investment & Management Holdings Ltd., Shun Tak Technology Ventures Holdings Ltd. and Step Ahead International Ltd., which are 100% directly held by the Company, the interests in the remaining subsidiaries, associates and joint venture are held indirectly.

+ *Non-voting deferred shares*
* *Redeemable preference shares*
@ *Registered capital*
# *Associates*
^ *Joint venture*
** *Companies not audited by H.C. Watt & Co. Ltd.*

	2004 (HK$ million)	2003 (HK$ million)	2002 (HK$ million)	2001 (HK$ million)	2000 (HK$ million)
Consolidated Profit and Loss Account					
Turnover	**3,749**	5,151	5,015	5,339	3,238
Profit attributable to shareholders	**503**	327	378	276	247
Total dividends	**231**	97	148	78	78
Consolidated Balance Sheet					
Fixed assets	**4,395**	4,289	4,297	3,451	3,280
Associates	**625**	589	939	1,024	1,105
Joint ventures	**46**	54	73	423	369
Investments	**915**	874	995	483	437
Goodwill	**—**	39	—	—	—
Mortgage loans receivable	**973**	1,626	1,556	652	30
Deferred tax assets	**3**	7	12	—	—
Net current assets	**4,135**	4,133	5,322	8,567	11,215
Employment of capital	**11,092**	11,611	13,194	14,600	16,436
Share capital	**520**	486	486	389	389
Reserves	**6,611**	5,875	5,698	5,226	5,018
Proposed dividend	**135**	68	68	47	47
Shareholders' funds	**7,266**	6,429	6,252	5,662	5,454
Minority interests and loans	**3,248**	3,958	4,640	5,233	4,589
Long-term borrowings	**500**	1,164	2,177	3,560	6,277
Provision for premium on redemption of convertible guaranteed bonds	**—**	—	69	86	51
Deferred tax liabilities	**78**	60	56	59	65
Capital employed	**11,092**	11,611	13,194	14,600	16,436
Number of issued and fully paid shares (million)	**2,080**	1,942	1,942	1,554	1,554

Number of issued and fully paid shares is based on the number of shares in issue as at balance sheet date.

	2004	2003	2002	2001	2000
Performance Data					
Earnings per share (HK cents)					
– Basic	**24.8**	16.8	20.5	16.5	14.8
– Diluted	**23.8**	16.7	20.5	n/a	n/a
Dividends per share (HK cents)					
– Interim	**4.5**	1.5	3.5	2.0	2.0
– Final	**6.5**	3.5	3.5	3.0	3.0
Dividend cover	**2.3**	3.4	2.9	3.3	3.0
Current ratio	**3.9**	4.2	3.4	7.5	13.1
Gearing (%)	**–**	–	25.6	61.7	104.2
Return on shareholders' funds (%)	**6.9**	5.1	6.0	4.9	4.5
Return on capital employed (%)	**4.5**	2.8	2.9	1.9	1.5
Net asset value per share (HK$)	**3.5**	3.3	3.2	3.6	3.5

Gearing represents the ratio of net borrowings to shareholders' funds.

	2004	2003	2002	2001	2000
Headcount by Division					
Head Office	**147**	129	123	128	114
Transportation	**1,669**	1,654	1,701	1,756	1,770
Property	**230**	263	170	125	31
Hospitality	**72**	63	99	92	129

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchants Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Tuesday, 14 June 2005 at 3:00 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31 December 2004.

2. To declare a final dividend.

3. To re-elect directors and to fix the remuneration of the directors.

4. To re-appoint auditors and to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**That:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) "**That:**

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "**That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.".

7. As special business to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"**That** the Articles of Association of the Company be altered:

(a) by the deletion therefrom of Article 77 in its entirety and the substitution therefor of the following:

"77. Every Director, including those appointed for a specific term, shall retire by rotation at least once every three years at annual general meeting."

(b) by the deletion therefrom of Article 78 in its entirety and the substitution therefor of the following:

"78. —deleted—"

(c) by the insertion of the following new Article 103A after Article 103:

"103A. Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.""

By Order of the Board



Angela Tsang
Company Secretary

Hong Kong, 29 April 2005

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. Completion and return of the form of proxy will not preclude a member from attending and voting at the above meeting or any adjournment thereof if he so wishes. In that event, his form of proxy will be deemed to have been revoked.

4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

5. The register of members will be closed from Thursday, 9 June 2005 to Tuesday, 14 June 2005, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 8 June 2005.

6. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2004. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

7. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

目錄

董事會

何鴻燊博士
集團行政主席

羅保爵士
獨立非執行董事

關超然先生
獨立非執行董事

何厚鏘先生
獨立非執行董事

拿督鄭裕彤博士
非執行董事

莫何婉穎女士
非執行董事

何超瓊女士
董事總經理

何超鳳女士
副董事總經理

蘇樹輝博士
執行董事

裲永明先生
執行董事

謝天賜先生
執行董事

陳偉能先生
執行董事

何超蕸女士
執行董事

岑康權先生
執行董事

審核委員會

關超然先生
審核委員會主席

羅保爵士

莫何婉穎女士

何厚鏘先生

公司秘書

曾美珠女士

註冊辦事處

香港中環干諾道中二百號
信德中心西座
三十九字頂樓
電話：(852) 2859 3111
傳真：(852) 2857 7181
網址：www.shuntakgroup.com
電郵：enquiry@shuntakgroup.com

核數師

屈洪疇會計師事務所有限公司

律師

諾頓羅氏

主要往來銀行

中國銀行(香港)有限公司
恒生銀行有限公司
中國工商銀行(亞洲)有限公司
中國建設銀行香港分行
中國農業銀行香港分行
法國巴黎銀行香港分行
東方滙理銀行香港分行
香港上海滙豐銀行有限公司

股票註冊及過户辦事處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
一七一二至一七一六號舖

美國預托股份機構

紐約銀行

股份掛牌

本公司之股份在香港聯合交易所有限公司上市買賣；
並以美國預托股份形式，在美國進行場外買賣。

信德集團有限公司是一家建基香港的大型綜合企業，經營三大核心業務 — 運輸、酒店及消閒，以及地產業務。

信德集團有限公司於一九七二年成立，並於一九七三年在香港聯合交易所上市。集團的創始可追溯至一九六一年，當年澳門旅遊娛樂有限公司(「澳門娛樂」)獲得澳門地區博彩事業的專營權後，集團隨即開辦來往港澳兩地的渡輪服務。為配合加強集團船務部及提高其市場佔有率的策略性部署，集團與中旅僑福船務有限公司於一九九九年完成合併彼此的船務業務，並由合營企業信德中旅船務投資有限公司以「噴射飛航」的品牌經營及管理。二零零三年，集團船務部推出一個跨區域交通運輸平台，當中包括一個連繫珠江三角洲主要國際機場的渡輪服務網絡。該新拓展的網絡將集團船務營運策略性地轉變成為區內一個國際性多模式運輸服務連繫。

今天，集團擁有亞洲最龐大的高速客運渡輪船隊之一，更是唯一提供往來港澳兩地二十四小時渡輪服務的船務公司。船隊經營往來香港與澳門，以及包括深圳在內持續擴展的珠江三角洲航線，為旅客提供快捷、舒適和可靠的服務。

隨著華南和香港經濟於八十年代逐漸蓬勃，集團開展長期的多元化業務計劃，首先進軍與旅遊有關的行業，如酒店和飲食行業，其後更擴展至地產業務。集團透過於澳門文華東方酒店及澳門威斯汀度假酒店的投資，成為提供澳門頂級酒店服務的先驅。在香港，透過持有大型商業、住宅及商舖物業項目之權益，包括寶翠園及昇悅居，集團成功在香港地產市場建立顯著地位。集團亦為逾一千萬平方呎的住宅、商業、工貿物業，以及酒店及消閒等綜合物業提供優質物業管理服務，其中包括澳門旅遊塔會展娛樂中心(「澳門塔」)。

此外，集團亦持有濠景花園物業項目之權益，使集團於澳門地產市場成功建立顯要地位；濠景花園是澳門其中一個主要物業發展項目。集團持續擴展其於澳門的地產物業投資，於二零零二年收購一個位於澳門氹仔的地盤，作酒店和相關設施發展用途。於二零零四年十一月，集團簽訂一項策略性協議，收購一個位於南灣的地盤之發展權，作綜合物業發展用途，進一步擴展集團於澳門的土地儲備。

一九九二年，集團購入澳門娛樂百分之五權益；數十年來，澳門娛樂是澳門最具發展動力的企業。二零零二年，集團策略性地與澳門娛樂合營船務業務，並將持有澳門娛樂的有效權益增至約百分之十一點四八，進一步加強集團的船務、酒店及消閒業務的長遠發展前景。澳門娛樂持有澳門博彩股份有限公司(「澳門博彩」)百分之八十權益，而澳門博彩是於二零零二年獲澳門特別行政區政府批出博彩專營權可於澳門經營賭場的三間公司之一。

今天，信德集團僱有員工逾二千一百名，是一家於港澳兩地擁有顯著業務以及多元化投資的上市綜合企業。



運輸

- ○ 噴射飛航
- ○ 機場噴射飛航
- ○ 船廠



酒店及消閒業務

- ○ 澳門旅遊塔會展娛樂中心
- ○ 酒店投資
- ○ 酒店管理
- ○ 私人會所
- ○ 旅遊服務



地產

- ○ 發展
- ○ 投資
- ○ 管理

何鴻燊博士
G.B.S.
集團行政主席
八十三歲

何鴻燊博士為集團創辦人兼行政主席，自集團於一九七二年成立以來即擔任集團董事。他還兼任本公司若干附屬公司之董事、信德船務有限公司*董事及上市公司新濠國際發展有限公司及滙盈控股有限公司之主席。

何博士現任香港地產建設商會會長、香港大學教研發展基金永遠榮譽主席，以及香港理工大學顧問委員會成員。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託人和演藝學院友誼社贊助人。

何博士於二零零三年獲香港特別行政區政府頒予金紫荊星章。

在澳門，何博士為澳門旅遊娛樂有限公司*總經理、澳門博彩股份有限公司行政總裁、澳門國際機場專營公司董事會副主席、誠興銀行董事會主席、澳門賽馬會董事局主席、澳門特別行政區經濟委員會委員，以及澳門基金會信託委員。

何博士現任第十屆中國人民政治協商會議常務委員會委員。

何博士乃本公司董事總經理何超瓊女士、本公司董事副總經理何超鳳女士及本公司執行董事何超蕸女士之父親。彼亦是本公司非執行董事莫何婉穎女士之胞兄及執行董事謝天賜先生之舅父。

** 信德船務有限公司及澳門旅遊娛樂有限公司為本公司之主要股東*

羅保爵士
C.B.E., LL.D., J.P.
獨立非執行董事
八十二歲

羅保爵士於一九九四年獲委任為獨立非執行董事。羅爵士乃香港公益金之名譽副會長及香港善導會之副贊助人。此外，羅爵士亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

羅保爵士亦為新濠國際發展有限公司及電訊盈科有限公司之獨立非執行董事及強生(香港)有限公司之董事。

關超然先生
M.A. (CANTAB), F.C.A.,
F.C.P.A., retired C.P.A., J.P.
獨立非執行董事
六十八歲

關超然先生於一九九四年獲委任為獨立非執行董事，曾任德勤•關黃陳方會計師行主席。

關先生亦為新濠國際發展有限公司、長江實業(集團)有限公司及白花油國際有限公司之獨立非執行董事。

何厚鏘先生
F.C.P.A.
獨立非執行董事
四十九歲

何厚鏘先生由二零零四年九月十四日起獲委任為本公司之獨立非執行董事。他為恆威投資有限公司及德雄(集團)有限公司的執行董事，擁有二十多年管理及地產發展經驗。何先生亦為中信泰富有限公司、香港小輪(集團)有限公司、利興發展有限公司、美麗華酒店企業有限公司、升岡國際有限公司、大福證券集團有限公司、新世界移動控股有限公司及祥泰行集團有限公司之董事。何先生為英國特許會計師公會會員及香港會計師公會資深會員。

拿督鄭裕彤博士
DPMS, LLD(Hon), DBA(Hon), DSSc (Hon)
非執行董事
七十九歲

鄭裕彤博士自一九八二年起擔任本公司董事、身兼信德船務有限公司*及澳門旅遊娛樂有限公司*董事。鄭博士為新世界發展有限公司主席，新世界酒店(集團)有限公司及周大福企業有限公司主席及恆生銀行有限公司董事。

** 信德船務有限公司及澳門旅遊娛樂有限公司為本公司之主要股東*

管理層簡介

莫何婉穎女士
非執行董事
七十六歲

莫何婉穎女士於一九九九年三月獲委任為非執行董事。莫太為澳門旅遊娛樂有限公司*董事及監察委員會委員。

莫女士乃集團行政主席何鴻燊博士之胞妹。彼亦是本公司董事總經理何超瓊女士、本公司董事副總經理何超鳳女士、本公司執行董事何超蕸女士之姑母及本公司執行董事謝天賜先生之姨母。

** 澳門旅遊娛樂有限公司為本公司之主要股東*

何超瓊女士
董事總經理
四十二歲

何超瓊女士於一九九五年一月獲委任為本集團執行董事，並於一九九九年六月獲委任為本集團董事總經理。何女士亦兼任本公司若干附屬公司及信德船務有限公司*董事。

何女士同時亦為信德中旅船務投資有限公司行政總裁兼董事、直接掌管本集團船務業務。

何女士亦身兼澳門旅遊娛樂有限公司*董事、澳門旅遊塔會展娛樂中心主席及澳門航空股份有限公司執行董事。何女士還兼任上市公司Prime Investments Holdings Limited之執行董事及星島新聞集團有限公司之獨立非執行董事。

在香港，職務包括香港公益金執行委員會委員及董事局成員、香港大學教研發展基金有限公司創會名譽顧問及董事局成員，及香港明天會更好基金顧問委員會委員。在國內，何女士現任政協北京市委員會委員、中華全國工商聯執行委員會委員暨工商聯旅遊業商會副會長，以及廣東外商公會常務副會長。

何女士擁有美國加州聖克萊大學市場學及國際商業管理學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事副總經理何超鳳女士及本公司執行董事何超蕸女士之胞姊。彼亦是本公司非執行董事莫何婉穎女士之姪女及本公司執行董事謝天賜先生之表妹。

** 信德船務有限公司及澳門旅遊娛樂有限公司為本公司之主要股東*

何超鳳女士
副董事總經理
四十歲

何超鳳女士於一九九四年一月加入本集團，同年十月獲委任為執行董事。何女士於一九九九年六月成為副董事總經理及於同年十月出任財務總監一職。她還兼任本公司若干附屬公司及信德船務有限公司*董事。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動，以及物業銷售及投資。

何女士擁有加拿大多倫多大學工商管理碩士學位(主修財務)和南加州大學學士學位(主修市場學)。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、香港加拿大國際學校之校董局顧問、The Dean's Advisory Board of University of Toronto之香港顧問及香港加拿大商會駐港總監。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士之胞妹及本公司執行董事何超蕸女士之胞姊。彼亦是本公司非執行董事莫何婉穎女士之姪女及本公司執行董事謝天賜先生之表妹。

** 信德船務有限公司為本公司之主要股東*

蘇樹輝博士
執行董事
五十四歲

蘇樹輝博士於一九七五年加入本集團，一九九一年獲委任為執行董事。蘇博士亦兼任本公司若干附屬公司之董事。蘇博士為香港大學教研發展基金會董事。蘇博士為中國人民政治協商會議第十屆全國委員會委員及中華民族文化促進會副主席。

蘇博士為香港大學理學士並獲企業管理學博士學位。

禤永明先生
執行董事
六十三歲

禤永明先生於一九七九年加入本集團，一九九一年獲委任為執行董事。他還兼任本公司若干附屬公司之董事。

禤先生為澳門誠興銀行之執行董事兼行政總裁和澳門國際機場專營公司及在葡國里斯本上市之Estoril Sol, SGPS 公司之執行董事。禤先生亦為英國特許銀行學會資深會員及香港證券學會會員。禤先生亦為澳門特別行政區經濟委員會委員。

謝天賜先生
執行董事
五十二歲

謝天賜先生於一九八一年加入本集團，一九九一年獲委任為執行董事。他還兼任本公司若干附屬公司之董事。

謝天賜先生乃本公司集團行政主席何鴻燊博士及非執行董事莫何婉穎女士之外甥。彼亦是本公司董事總經理何超瓊女士、副董事總經理何超鳳女士及執行董事何超蕸女士之表兄。

謝先生是亞太航空公司及港聯航空有限公司之行政總裁。

陳偉能先生
執行董事
五十七歲

陳偉能先生於一九八七年加入本集團，一九九一年獲委任為執行董事。他還兼任本公司若干附屬公司之董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團於中國大陸之物業發展。

陳先生亦為中國廣東省政協委員。

何超蕸女士
執行董事
三十七歲

何超蕸女士於一九九六年九月加入本集團並於二零零一年六月獲委任為執行董事。何女士亦兼任本公司若干附屬公司之董事。

自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。何女士為香港地產行政學會之成員、香港地產建設商會、國際專業保安協會香港分會、香港工業總會及香港設施管理學會之會員。何女士亦持有地產代理(個人)牌照。

何女士擁有美國 Pepperdine University 大眾傳播及心理學學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士及本公司副董事總經理何超鳳女士之胞妹。彼亦是本公司非執行董事莫何婉穎女士之姪女及本公司執行董事謝天賜先生之表妹。

岑康權先生
執行董事
五十歲

岑康權先生於一九九二年加入本集團，並由二零零四年四月十四日起獲委任為執行董事，岑先生亦兼任本公司若干附屬公司之董事，主要負責本集團之投資事務。岑先生畢業於美國加州柏克萊大學，獲工商管理碩士學位。岑先生近期獲委任為澳門旅遊娛樂有限公司*之董事。

** 澳門旅遊娛樂有限公司為本公司之主要股東*

二零零四年七月

於七月，濠景花園第二期上蓋工程展開；濠景花園是澳門主要的住宅物業發展項目之一。

二零零四年十一月

於十一月，為了進一步擴展其於澳門的土地儲備，集團透過一項協議，收購一個位於澳門南灣澳門塔毗鄰之地盤(「南灣地盤」)的發展權，作綜合物業發展用途；該地盤提供約二百七十萬平方呎可發展建築樓面面積。

於十一月二十四日，集團從澳門博彩股份有限公司(「澳門博彩」)接獲確認函，澳門博彩將租賃南灣地盤其中約二十一萬三千平方呎面積，供經營賭場。

截至十一月止，昇悅居所有住宅單位已售罄。

二零零四年十二月

於十二月，澳門特別行政區政府通過審批於澳門威斯汀度假酒店擴建水療按摩中心的初步計劃書。

二零零五年二月

於二零零五年二月，集團呈交發展薄扶林道124號地盤為豪華住宅物業的建築圖則。香港特別行政區政府於二零零五年三月核准該圖則。

財務摘要及派息時間表

財務摘要

	2004 (港幣千元)	2003 (港幣千元)
營業額	**3,749,130**	5,151,246
股東應佔溢利	**503,197**	327,164
股東權益	**7,265,790**	6,428,301
每股盈利(港仙)		
— 基本	**24.8**	16.8
— 攤薄後	**23.8**	16.7
每股股息(港仙)	**11.0**	5.0
每股資產淨值(港元)	**3.5**	3.3

每股基本盈利乃根據年內已發行股份之加權平均數2,027,033,564股(二零零三年：1,942,433,910股)計算。每股攤薄後盈利乃根據就所有具攤薄潛力之普通股作出調整後的已發行股份之加權平均數2,115,339,365股(二零零三年：1,955,156,107股)計算。

派息時間表

公佈派發末期股息	二零零五年四月二十一日
最後遞交過戶文件時間	二零零五年六月八日下午四時
暫停辦理股份過戶登記手續	二零零五年六月九日至六月十四日
股東週年常會	二零零五年六月十四日
寄發股息單予股東	二零零五年六月二十八日



集團於二零零四年的盈利取得驕人增幅，蓋集團伺機掌握澳門旅遊業的顯著增長，以及港澳兩地於年內的強勁經濟復甦。

二零零四年的訪澳旅客與二零零三年同期比較，上升百分之四十至超過一千六百六十萬人次，而由於中國大陸旅客個人旅遊限制自二零零三年下半年放寬，當中有超過一半人次是來自中國大陸。個人旅遊限制進一步放寬至更多中國大陸城市，促使這旅遊趨勢於二零零四年全年以至二零零五年年初節節上升，有增無減。香港和澳門的經濟於二零零四年均表現興旺；於年內，香港的國內生產總值年度增幅為百分之八點一，澳門則為百分之二十八。

截至二零零四年十二月三十一日止年度，集團的股東應佔溢利為港幣五億三百二十萬元，較二零零三年的港幣三億二千七百二十萬元的溢利增長百分之五十三點八 。每股盈利為二十四點八港仙(二零零三年：十六點八港仙)。

董事會建議派發末期股息每股六點五港仙(二零零三年：每股三點五港仙)，派息建議必須於二零零五年六月十四日舉行的股東週年常會由股東通過，方為生效。連同已派發中期股息每股四點五港仙(二零零三年：一點五港仙)，本年度的派息總額為每股十一港仙(二零零三年：五港仙)。

運輸部於二零零四年年度的營業額和經營溢利，錄得自一九九九年年中以「噴射飛航」為品牌經營後的創紀錄新高。於年內，「噴射飛航」的港島-澳門和深圳-澳門兩條航線的乘客量，亦錄得有史以來最高紀錄，較二零零三年分別增加百分之十四和百分之一百三十二。集團的船務營運，在港澳航線上一直穩守其長久市場領導地位。於二零零三年九月推出的「機場噴射飛航」渡輪服務，連繫香港國際機場、澳門和深圳，為區內更廣泛的旅客群提供一個全新的多模式運輸服務聯繫。該服務廣受旅客歡迎，並促使集團的船務營運邁向前景樂觀的新方向。

集團的酒店投資，澳門文華東方酒店和澳門威斯汀度假酒店，受惠於持續上揚的澳門旅遊業，其於二零零四年的盈利因而錄得增長。於年內，兩家酒店的平均房租及入住率均有增長。

由集團管理的澳門旅遊塔會展娛樂中心(「澳門塔」)於去年錄得創紀錄的入場參觀人次，並於一項公眾意見調查中，被訪澳旅客選為最受歡迎旅遊景點。澳門逐漸成為大型國際和區域性活動，如商務會議和商貿展覽等活動的熱門目的地，有利於澳門塔的發展。

於年內，鑑於澳門旅遊業強勁復甦，集團從其於澳門旅遊娛樂有限公司(「澳門娛樂」)策略性投資所持有的權益收取之普通股股息錄得令人鼓舞的增長；澳門娛樂是澳門區內最具規模的旅遊及酒店消閒業經營者。

集團的地產部於年內的表現卓越，經營溢利增加港幣一億七千五百八十萬元至港幣五億五千三十萬元。截至二零零四年年度止，昇悅居的全數住宅單位已售罄，而寶翠園亦已賣出絕大部份單位。於澳門，濠景花園第一期全部可出售單位已售罄，第二期上蓋工程亦已於七月展開。

集團物業管理部目前持有逾一千萬平方呎面積的廣泛物業管理組合，包括位於香港及澳門的住宅、商業和零售物業。部門亦為一系列不同類型的綜合物業提供物業管理增值服務。鑑於優質物業管理服務有一定的需求，而物業管理部於這方面的服務表現出色，集團預期部門的物業管理服務將成為一項持續增長的收入來源。

集團積極於澳門進一步尋求具潛力和前景樂觀的發展機會，配合其長遠發展策略，集團於二零零四年十一月同意收購一個位於南灣澳門塔毗鄰之地盤的發展權，作價港幣十五億元。該地盤將提供不少於二百七十萬平方呎可發展建築樓面面積，作住宅、商業、零售及酒店用途發展。集團相信該地盤是澳門物業發展的理想位置，並預期可與澳門塔產生協同效益，提供一個嶄新的商圈。此外，集團正計劃發展一個位於氹仔、提供超過二百一十萬平方呎可發展建築樓面面積的地盤為酒店及相關設施用途。該地盤的發展權於二零零二年購入，集團擁有百分之八十權益，澳門娛樂擁有百分之二十權益。董事會相信彼等發展將有助進一步加強集團於澳門地產市場，以及酒店及消閒服務業的領導地位。

於年內，物業銷售為集團帶來可觀的現金收入，截至二零零四年十二月三十一日止，集團維持約港幣二十六億元淨現金盈餘；加上於二零零四年七月轉換全部有擔保可換股債券，集團的財務狀況更進一步鞏固。集團憑藉其穩健的財務狀況，以及其於運輸和酒店消閒業務已建立的穩固網絡，定將繼續尋求與現有核心業務產生協同效應以及具長遠發展潛力，尤其於澳門的投資機會。集團致力落實持續業務增長，並對集團因澳門躍升為世界級消閒、娛樂和會議中心而受惠充滿信心。

最後，本人謹藉此機會，向集團各員工、管理層及其他夥伴的努力不懈，為去年再次創造的佳績和增長所作的貢獻，深表謝意，與有榮焉。

何鴻燊

集團行政主席

二零零五年四月二十一日



精心扳拓 今新遠景

新網絡締造策略性珠江三角洲平台，

為區域性海空旅客提供服務 —

集團的國際性多模式運輸聯繫正逐步拓展。



運輸

信德中旅船務投資有限公司(「信德中旅船務」)是全亞洲規模最大的高速渡輪經營者之一。信德中旅船務以「噴射飛航」為品牌經營，擁有共三十一艘船隻，是唯一提供二十四小時往來港澳渡輪服務的船務公司。集團船務營運在港澳航線上，穩守市場領導地位逾四十年。

集團運輸部於二零零三年年底推出「機場噴射飛航」，一個提供往來香港國際機場、以及珠江三角洲主要目的地的全新渡輪服務，有助集團船務營運於年內吸納更廣泛和更多元化的國際旅客群。透過「機場噴射飛航」的服務，旅客經由香港國際機場海天跨境客運碼頭中轉，毋須在香港辦理過關和入境手續，為旅客帶來方便。自「機場噴射飛航」的嶄新服務推出以來，集團運輸部創造了一個策略性珠江三角洲平台，以迎合區域性海空旅客的需求，從而為將來的業務發展和收入增長提供更多良機。




深圳寶安國際機場
深圳
香港
香港國際機場
澳門
澳門國際機場
機場噴射飛航
噴射飛航
TURBOJET
噴射飛航

截至二零零四年十二月三十一日止年度，信德中旅船務全年總載客量超過一千萬人次，儘管燃油價格颷升，運輸部的經營溢利仍然錄得顯著增幅至港幣二億四千三百萬元(二零零三年：港幣四千九百萬元)。於嚴重急性呼吸系統綜合症後，以及自二零零三年年中以來中國大陸旅客個人旅遊限制放寬，均令訪澳旅客回升，並促成「噴射飛航」的港島-澳門和深圳-澳門兩條航線錄得創紀錄的乘客量。港島-澳門航線的全年總載客量，較二零零三年上升百分之十四。深圳-澳門航線的全年總載客量，較二零零三年上升百分之一百三十二。「機場噴射飛航」於香港國際機場的服務廣受國際旅客歡迎，所有航線的乘客量於二零零四年年度均錄得令人鼓舞的增長。




TURBOJET

SKYPIER
海天客運碼頭

於年內，船務營運推出免費穿梭巴士服務，供乘客往來深圳福永碼頭和附近城市，旨在提升深圳航線的旅客人數。於二零零四年六月，澳門特別行政區政府推出機場「直通快線」服務；該巴士服務配合集團提供的渡輪服務，讓中轉旅客往來澳門新外港碼頭和澳門國際機場時，毋須辦理澳門過關和入境手續。集團承諾繼續拓展該等多模式聯運過境安排，朝著其於珠江三角洲建立一個國際運輸網絡的目標進發。

伺機掌握珠江三角洲的持續經濟發展，運輸部定將繼續尋求和物色具相輔相成效益的投資機會，以期與集團業務產生協同效應，提供長遠增長潛力。


← 登船 Ferry Boarding

姹紫嫣紅

畫出光芒



澳門將成為珠江三角洲的消閒娛樂中心，
部門於澳門的旅遊設施更受歡迎、
更趨多元化 — 集團的酒店及消閒業務將持續
受惠於澳門百業興旺的蓬勃經濟增長。

酒店及消閒業務

集團酒店及消閒業務部於二零零四年十二月三十一日止年度的經營溢利錄得顯著增長至港幣二千萬元(二零零三年：港幣六百萬元)，主要是由於自嚴重急性呼吸系統綜合症後，以及中國大陸旅客個人旅遊限制放寬，訪澳旅客回升所致。

截至二零零四年十二月三十一日止年度，訪澳旅客與去年同期比較上升百分之四十至約一千六百六十萬人次。自中國大陸各主要城市(包括廣州、上海和北京)個人旅遊限制放寬，於二零零四年來自中國大陸的訪澳旅客達九百五十萬，與去年同期比較顯著增加百分之六十六。一些新的休閒及娛樂場所於澳門開幕，亦有助吸引更多遊客於二零零四年訪澳。

由於訪澳旅客的急劇上升，集團持有百分之五十權益的澳門文華東方酒店(「文華東方」)，以及百分之三十四點九權益的澳門威斯汀度假酒店(「威斯汀」)於年內的盈利均錄得增長。兩家酒店於年內的平均房租及入住率均有改善。與去年同期比較，文華東方的平均房租上升百分之四，入住率上升百分之十八；而威斯汀的平均房租及入住率，較二零零三年同期均錄得百分之七的增幅。



業務回顧—酒店及消閒業務





澳门旅游塔呈献
法国浪情圣诞
Party
Rendez-vous à Macau Tower
for a French Christmas
2004





為了迎合更多樣化的住客活動，酒店及消閒業務待政府審批，計劃擴建澳門威斯汀的設施。該擴建計劃將包括一個水療按摩中心、一個宴會禮堂，臨海度假別墅和餐廳。於二零零四年十二月，集團獲澳門特別行政區政府批準其水療按摩中心的初步計劃書。

毗鄰威斯汀的澳門高爾夫球鄉村俱樂部(「澳門高球俱樂部」)，是澳門首屈一指的高爾夫球會，其於年內的業績令人滿意。威斯汀連同澳門高球俱樂部，是香港和澳門地區唯一提供國際級標準十八洞高爾夫球設施的度假酒店。澳門高球俱樂部於二零零四年連續第七年舉辦享負盛名的澳門高爾夫球公開賽。

在集團的專業管理下，澳門旅遊塔會展娛樂中心(「澳門塔」)已成為澳門旅遊重點，為眾多大型活動、會議展覽及宴會盛事的熱門場地。澳門塔的參觀人次，於二零零四年錄得約百分之二十一的按年增長；自開幕至今，已錄得超過二百萬參觀人次。於二零零四年七月進行的一項公眾意見調查，澳門塔被訪澳旅客選為最受歡迎的旅遊景點。該調查為澳門特別行政區政府舉辦的活動，「澳門歡迎您」的其中一個項目。為了迎合市場對澳門高質素宴會設施的需求，澳門塔於十二月開設一全新宴會廳；該宴會廳為全澳門同類設施中規模最大。





為了發揮集團旗下各旅遊相關服務的協同效益，其於香港、澳門以及中國大陸各主要城市的銷售網絡，積極推廣多項旅遊配套增值服務，為旅客提供包括酒店預訂、當地交通安排，以及導遊和購物服務的一站式服務。彼等一站式服務的殷切需求與日俱增，是酒店及消閒業務部門銷售發展不可或缺的一環。集團的銷售隊伍亦為計劃於澳門舉行大型會議的商業機構和團體提供服務。



集團持有澳門旅遊娛樂有限公司(「澳門娛樂」)百分之十一點四八有效權益。於二零零四年，澳門娛樂公告分派二零零二年及二零零三年普通股末期股息共港幣一億一千五百五十萬元。集團已於二零零三年將從澳門娛樂收取之二零零二年中期股息港幣一千六百八十萬元確認入賬。計入該數後，集團從澳門娛樂收取之股息收入將增加百分之二十八點四至二零零四年之港幣七千四百四十萬元(二零零三年：港幣五千七百九十萬元)。澳門娛樂持有澳門博彩股份有限公司(「澳門博彩」)百分之八十權益，而澳門博彩是於二零零二年獲澳門特別行政區政府批出博彩專營權可於澳門經營賭場的三間公司之一。此外，澳門娛樂在澳門擁有多家酒店、濠景花園、澳門國際機場，以及澳門旗艦航空公司澳門航空的權益。

澳門勢將成為珠江三角洲的消閒娛樂中心，加上集團於澳門已擁有的酒店及消閒業務投資，預期部門的業務將會持續受惠於澳門的蓬勃經濟增長。



物業銷售表現卓越，澳門土地儲備

逐步擴展 — 集團於澳門地產市場

建立顯著地位，綜合物業發展提供增長良機。


豐盛成果

地產

地產部為集團提供可觀的盈利及現金收入，這是由於其主要住宅物業發展項目，昇悅居及寶翠園深受市場歡迎。截至二零零四年十二月三十一日止年度，地產部錄得經營溢利港幣五億五千萬元(二零零三年：港幣三億七千四百萬元)。升幅主要是由於地產市場強勁復甦，使銷售寶翠園住宅單位的邊際利潤得以改善，儘管寶翠園及昇悅居的餘下單位於年內的銷售收益下降。經營溢利其中港幣八千八百萬元的收益來自轉換於一九九九年發行的有擔保可換股債券，該債券主要以支付昇悅居地盤的補地價費用和重建成本。

澳門

濠景花園

濠景花園是澳門主要的物業發展項目之一。第一期發展共十三幢住宅大廈，截至二零零四年十二月三十一日止，全部可出售單位已售罄。第二期包括十三幢豪華住宅大廈、一個貴賓級住客會所，以及佔地逾二十萬平方呎的園藝花園，將分段落成，而其中首五幢住宅大樓預期於二零零六年竣工。第二期上蓋工程已於二零零四年七月展開，並計劃於二零零五年下半年開始預售住宅單位。擁有該物業發展項目的聯營公司，已向其中一位股東出售第四期之發展權，作價港幣二億元。



南灣地盤

於年內，集團簽訂一項協議，收購一個位於南灣澳門塔毗鄰之地盤（「南灣地盤」）的發展權，作價港幣十五億元。該地盤將提供不少於二百七十萬平方呎可發展建築樓面面積，作住宅、商業、零售及酒店用途發展。鑑於澳門的蓬勃經濟增長，集團相信該地盤將會是綜合物業發展的理想位置。待澳門博彩監察協調局批準，南灣地盤的部份面積，將租予澳門博彩股份有限公司，供經營賭場。

氹仔地盤

地產部正計劃發展位於氹仔的地盤為酒店及相關設施用途。該地盤的發展權於二零零二年購入，集團擁有百分之八十權益，澳門娛樂擁有百分之二十權益。地盤佔地約一百萬平方呎，提供超過二百一十萬平方呎可發展建築樓面面積。

香港及中國大陸

寶翠園

位於西半山的豪華住宅發展項目寶翠園，共提供二千二百一十三個豪華住宅單位。寶翠園一直甚受市場歡迎，截至二零零四年十二月三十一日止，已賣出約百分之九十八可出售單位。

位於寶翠園的西寶城為一面積逾二十二萬平方呎的大型現代商業平台，亦是西半山區內最大型的購物商場。該商場的多元化零售店舖和食肆，為顧客提供一站式購物方便，已逐漸成為區內購物者的熱門選擇。自開幕以來，該物業為集團帶來滿意的租金及管理費收入。

昇悅居

位於西九龍的昇悅居，包括二千四百三十四個優質單位，以及一個名為「昇悅商場」的商業綜合場所，已於二零零三年竣工。截至二零零四年十二月三十一日止，昇悅居的全數住宅單位已售罄。「昇悅商場」於年內亦提供滿意的租金及管理費收入。

薄扶林道124號

薄扶林道124號的地盤佔地一萬八千平方呎，計劃發展為豪華住宅物業。





信德商務大廈（中國大陸）

位於廣州的信德商務大廈由一幢三十二層高的辦公大樓，以及六層商場組成。其盈利貢獻於年內持續滿意增長。

物業服務

集團物業管理部為一系列各類型住宅、商業及工貿物業，提供優質及全面的專業物業管理服務。物業管理部負責管理之物業面積，包括香港及澳門在內的物業管理組合面積逾一千萬平方呎，其中約七百萬平方呎為住宅面積。部門管理的物業包括位於香港的昇悅居、寶翠園、西寶城及昇悅商場，以及位於澳門的濠景花園一期、澳門旅遊塔及信德堡。

集團全資附屬公司Living Matters Company Limited，以「Living Matters」為品牌提供優質生活概念服務。透過其為客戶提供的周全和尊貴的個人化服務，提升住戶的生活質素。於年內，「Living Matters」拓展其室內裝潢及花藝設計服務，並於澳門設立分部，以爭取在當地的營商機會。

於二零零四年，信德物業管理有限公司連續第三年獲香港社會服務聯會頒發商界展關懷獎項。該獎項表揚部門積極與志願團體合作，為居民籌組慈善社區活動的努力。



發展及／或出售之物業

	項目樓面面積約數（平方米）	項目地盤面積約數（平方米）	主要用途	集團所佔權益	二零零四年十二月止發展進度	預計完工日期
香港						
寶翠園		30,125	住宅			
第一期	112,619			51%	工程完成	–
第二期	138,162			51%	工程完成	–
漆咸大廈	–	3,786	–	51%	規劃中	–
薄扶林道124號	–	1,684	住宅	100%	規劃中	–
油塘海旁地段第30號及31號	–	1,858	–	50%	土地儲備	–
澳門						
濠景花園			住宅／商業／酒店			
第一期	292,602	29,555		25%	工程完成	–
第二期	252,566	29,547		25%	下層結構工程完成	二零零八年
第三期	63,279	15,277		25%	土地儲備	–
第五期	150,711	24,829		25%	土地儲備	–

策劃中的物業

	樓面面積約數（平方米）	地盤面積約數（平方米）	主要用途	集團所佔權益	二零零四年十二月止發展進度	地契屆滿年份
澳門氹仔望德聖母灣	–	99,000	酒店／商業	80%	土地儲備	二零四九年*
泰國布吉島Rawai海灘	–	36,800	酒店	50%	土地儲備	永久業權

集團自置之自用物業

香港中環干諾道中200號信德中心西座三十九字頂樓	1,823	–	辦公室	100%	–	二零五五年期滿，可再續至二一三零年
九龍興華街西83及95號	19,320	19,139	船塢	42.6%	–	二零五一年
澳門國際中心						
第十二座二樓至四樓（全層）及五樓A、B、C單位	2,894	–	員工宿舍	100%	–	二零零六年期滿，可再續至二零四九年
第十三座八樓至十一樓E單位	473	–	員工宿舍	42.6%	–	二零零六年期滿，可再續至二零四九年

* *批地文件待發*

投資及酒店物業

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零四年十二月止出租率	二零零四年每月平均租金	可出租樓面面積約數(平方米)	地契屆滿年份
香港皇后街8號 西寶城	20,724	—	商業	51%	83.3%	每平方米 港幣386元	14,682	二零三零年
香港薄扶林道89號 寶翠園	571個 私家車停車位	—	停車場	51%	99.8%	每車位每月 港幣3,200元	—	二零三零年
	33個 電單車停車位	—	停車場	51%	12.1%	每車位每月 港幣1,000元	—	二零三零年
九龍荔枝角道833號 昇悅商場	5,600	—	商業	64.56%	77%	每平方米 港幣308元	4,083	二零四九年
九龍荔枝角道833號 昇悅居	515個 私家車停車位	—	停車場	64.56%	96.6%	每車位每月 港幣1,500元	—	二零四九年
	140個 貨車停車位	—	停車場	64.56%	20%	每車位每月 港幣1,800元	—	二零四九年
	45個 電單車停車位	—	停車場	64.56%	46.7%	每車位每月 港幣300元	—	二零四九年
香港羅便臣道60號 信怡閣地下低層及地下	974	900	商業	100%	100%	每平方米 港幣408元	822	二八五八年
香港羅便臣道60號 信怡閣地下、 一樓至三樓	26個停車位	—	停車場	100%	73.1%	每車位每月 港幣3,150元	—	二八五八年
香港堅尼地道9號L 萬信臺一樓至四樓	18個停車位	—	停車場	100%	33.3%	每車位每月 港幣2,000元 至3,500元	—	二零四七年
香港九龍尖沙咀 梳士巴利道3號星光行 地下五號B舖及部分 地庫商舖(除商舖A外)	2,643	—	商業 購物中心	100%	100%	每平方米 港幣307元	2,129	二八六三年
澳門友誼大馬路 文華東方酒店	46,453	8,486	酒店	50%	—	—	—	二零零七年 期滿,可再 續至 二零三二年
澳門外港 新填海區擴展部份	1,327	15,176	度假設施	50%	—	—	—	二零零七年 期滿,可再 續至 二零四九年
澳門議事亭前地11號 信德堡美食中心	2,695	—	商業	100%	38.7%	每平方米 港幣269元	2,510	永久業權
澳門路環黑沙灣 澳門威斯汀 度假酒店及澳門 高爾夫球鄉村俱樂部	46,644 (包括停車場)	767,373	酒店/ 高爾夫球場	34.9%	—	—	—	二零一三年 期滿,可再 續至 二零四九年
中國廣州中山四路246號 信德商務大廈	28,453	—	辦公室	60%	88.6%	每平方米 人民幣61元	28,453	二零四五年
	5,801	—	商業 購物中心	60%	100%	每平方米 人民幣71元	3,966	二零三五年
	51個停車位	—	停車場	60%	43.8%	每車位每月 人民幣800元 至1,000元	—	二零三五年

營業額分析

按部門劃分之營業額


3.3%
投資及其他
42%
運輸
50.6%
地產
4.1%
酒店及消閒
2004


0.3%
投資及其他
24.7%
運輸
2.3%
酒店及消閒
72.7%
地產
2003

(港幣百萬元)	2004	2003	變動	%	說明
運輸	**1,577**	1,273	304	24	營業額上升主要歸因於澳門旅遊業的可觀增長令票務收益增加。
地產	**1,896**	3,742	(1,846)	(49)	營業額下跌主要因為年內寶翠園及昇悅居剩餘的住宅單位的銷售收益減少。年終時，昇悅居的住宅單位已經全部售出，寶翠園的住宅單位則售出百分之九十八，而毛利率均有改善。
酒店及消閒	**153**	119	34	29	營業額增加主要因為旅行社收益及收取澳門酒店管理費均有增加，抵銷關閉私人會所大中華會後收益的減少。
投資及其他	**123**	17	106	624	營業額變動主要因為來自澳門娛樂之股息收入增加。
總計	**3,749**	5,151	(1,402)	(27)	

按地區劃分之營業額

(港幣百萬元)	2004	2003	變動	%	說明
香港	**2,785**	4,455	(1,670)	(37)	營業額減少主要是本集團香港住宅單位之銷售收益下跌，抵銷運輸部票務收益上升的結果。
澳門	**844**	609	235	39	營業額上升主要因為運輸部票務收益及來自澳門娛樂之股息收入均有增加。
其他	**120**	87	33	38	營業額變動主要由於香港－深圳航線的票務收益上升。
總計	**3,749**	5,151	(1,402)	(27)	

損益分析

按部門劃分之經營溢利



13.1%
投資及其他
26%
運輸
2.1%
酒店及消閒
58.8%
地產
2004



1.1%
投資及其他
11.3%
運輸
1.4%
酒店及消閒
86.2%
地產
2003

(港幣百萬元)	**2004**	2003	變動	%	說明
運輸	**243**	49	194	396	溢利改善主要由於票務收入增加。
地產	**550**	374	176	47	溢利增加主要因為地產市場強勁復甦，銷售寶翠園住宅單位而確認的毛利率有所改善。
酒店及消閒	**20**	6	14	233	溢利變動主要歸因於收取澳門酒店管理費增加、大中華會關閉及旅行社佣金收入上升。
投資及其他	**122**	5	117	2,340	溢利上升主要因為來自澳門娛樂之股息增加。
未分配淨支出	**(49)**	(70)	21	30	溢利變動主要因為總部支出減少。
經營溢利	**886**	364	522	143	
融資成本	**(13)**	(40)	27	68	融資成本下跌是利率與借貸同時降低之故。
投資虧損淨額	**(48)**	(38)	(10)	(26)	本年度虧損淨額主要包括投資減值虧損，以及附屬公司和共同控制企業之商譽減值。去年度虧損淨額主要包括出售於虹橋上海城之權益獲取之盈利及共同控制企業之商譽減值虧損。
所佔聯營公司業績	**86**	42	44	105	變動主要因為澳門濠景花園、澳門文華東方酒店及澳門寰鼎(威斯登)度假酒店的業績貢獻持續良好。
所佔共同控制企業業績	**(1)**	(7)	6	86	改善主要歸因於來往香港國際機場及珠江三角洲重點目的地之機場噴射飛航的業績貢獻。

損益分析 *(續)*

按部門劃分之經營溢利 *(續)*

(港幣百萬元)	2004	2003	變動	%	説明
除税前溢利	**910**	321	589	183	
税項	**(85)**	(22)	(63)	(286)	
除税後溢利	**825**	299	526	176	
少數股東權益	**(322)**	28	(350)	(1,250)	主要是寶翠園和運輸部之少數股東權益。
股東應佔溢利	**503**	327	176	54	

按地區劃分之經營溢利

(港幣百萬元)	2004	2003	變動	%	説明
香港	**602**	290	312	108	變動主要是票務收入上升，寶翠園住宅單位之銷售貢獻增加，抵銷昇悦居溢利減少的結果。
澳門	**267**	65	202	311	變動主要歸因於票務收入及來自澳門娛樂之股息均增加。
其他	**17**	9	8	89	增加主要因為票務收入改善，抵銷其他投資之虧損。
總計	**886**	364	522	143	

所佔聯營公司業績分析

(港幣百萬元)	2004	2003	變動	%	説明
地產	**43**	8	35	438	增加主要因為澳門濠景花園的業績改善。
酒店及消閒	**41**	32	9	28	澳門文華東方酒店及澳門寰鼎(威斯登)度假酒店持續錄得良好的經營業績。
投資及其他	**2**	2	—	—	
總計	**86**	42	44	105	

流動資金、財務資源及資本架構

於二零零四年十二月三十一日，本集團總資產淨值增至7,266,000,000港元，比去年升百分之十三。現金流量與流動資金保持強勁穩健。年內經營業務產生之現金淨額為2,761,000,000港元。來自投資業務之現金流入主要為收取按揭貸款的償還金額664,000,000港元。融資活動的現金流出主要包括償還貸款1,082,000,000港元及派發股息予股東164,000,000港元。

現金流量變動分析

(港幣百萬元)	2004	2003	變動
經營業務	**2,761**	2,199	562
投資業務	**779**	361	418
融資活動	**(1,188)**	(1,880)	692
現金及等同現金之增加淨額	**2,352**	680	1,672

於二零零四年十二月三十一日，銀行結餘及存款合共3,873,000,000港元，較去年年終大幅增加2,259,000,000港元。

於二零零四年十二月三十一日，本集團的備用貸款及其他融資合共5,038,000,000港元，其中3,753,000,000港元尚未提用。年終時尚未償還的貸款包括銀行貸款1,280,000,000港元及其他貸款5,000,000港元。

本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零四年十二月三十一日，本集團各項借貸的到期日如下：

到期組合

1年內	1-2年	2-5年	總額
61%	11%	28%	100%

根據年終時2,588,000,000港元淨現金盈餘，本集團的資本與負債比率(淨借貸與股東權益之比率)為零(二零零三年：零)。本集團將繼續維持穩健的資本與負債比率為其財務策略，並會進一步減少其融資成本。

年內，由於有擔保可換股債券的轉換和購股權的行使而分別發行127,390,540股和10,201,790股新股。

資產抵押

年終時，本集團以賬面總值515,000,000港元(二零零三年：567,000,000港元)的若干資產，作為銀行貸款之抵押品。

或然負債

年終時，本集團並無重大或然負債。

財務風險

本集團採用穩健的財務風險管理政策，所承擔之外滙及利息風險甚低。本集團之政策乃不參與任何投機性買賣活動。本集團所籌得之資金是以浮息計算。年終時，本集團的尚未償還借貸中並無以外幣為單位。本集團的主要業務均以港幣交易及記賬，因此外滙波動風險極低。

人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司年終時約有二千一百名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。此外員工亦經常舉辦員工聯誼活動，以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。

董事會同寅現謹向各股東提呈截至二零零四年十二月三十一日止年度之報告書及已審核財務報表，以供閱覽。

集團業務

本公司主要業務為投資控股。各主要附屬公司、聯營公司及合營投資之業務概列於第九十八頁至第九十九頁。

本集團於本年度內的主要業務及經營地域分析概列於第九十五頁至第九十七頁之財務報表附註第三十項。

集團財務報表

本集團截至二零零四年十二月三十一日止年度之溢利及本公司與本集團截至該日止之財務狀況，概列於第四十六頁至第九十九頁之財務報表。

主要附屬公司、聯營公司及合營投資

本公司及本集團之主要附屬公司、聯營公司及合營投資之詳細資料概列於第九十八頁至第九十九頁。

股息

中期股息每股4.5港仙已於二零零四年十月派發。董事會現建議宣佈派發截至二零零四年十二月三十一日止年度末期股息每股6.5港仙，派予在二零零五年六月十四日已登記在股東名冊上之股東。

固定資產

本集團之固定資產在本年度內之變動概列於第七十三頁至第七十五頁之財務報表附註第十一項。

物業

本集團所擁有包括自用、投資、發展及出售之物業詳細資料概列於第二十四頁至第二十五頁。

股本

本公司之股本在本年度內之變動概列於第八十一頁之財務報表附註第二十項。

有擔保可換股債券

本集團之有擔保可換股債券之詳情概列於第八十六頁至第八十七頁之財務報表附註第二十三項。

儲備

各項儲備在本年度內之變動概列於第八十四頁至第八十五頁之財務報表附註第二十二項。

捐款

本集團在本年度內共有捐款70,000港元（二零零三年：375,350港元）作慈善及公益用途。

集團借貸

須於一年內償還之借貸及長期借貸之詳細資料概列於第八十六頁至第八十七頁之財務報表附註第二十三項及第二十四項。

撥作資產成本化之融資成本

本集團於本年度內撥作資產成本化之融資成本為1,503,000港元（二零零三年：36,968,000港元）。

主要客戶及供應商

本集團之政策規定，所需之任何物料均由數個供應商供應，以免過份依靠單一供應來源。本集團與各主要供應商均保持良好關係，在採購重要物料方面，並沒有遇上任何重大困難。

本年度內，本集團五大客戶佔本集團的營業額低於百分之三十。本集團五大供應商佔本集團採購額百分之五十七，其中最大供應商佔本集團總採購額百分之二十六。

何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有本集團五大客戶及供應商之一的澳門旅遊娛樂有限公司(澳門娛樂)之實益權益。澳門娛樂為本公司主要股東之一。除以上所披露者外，概無其他董事、彼等之聯繫人士或股東(據董事會所知，該等人士擁有本公司已發行股本超過百分之五)於本年度內持有本集團五大客戶或五大供應商之權益。

董事

本公司董事之芳名載於第二頁。

根據本公司之公司組織章程細則第七十三、七十七及七十九條規定，何鴻燊博士、何超瓊女士、謝天賜先生、陳偉能先生及何厚鏘先生，於即將舉行之股東週年常會任滿告退，並願意膺選連任。

本公司已收到獨立非執行董事羅保爵士、關超然先生及何厚鏘先生的獨立性確認函，並認同他們的獨立性。

董事在合約及關連交易中之權益

1. 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士及何超瓊女士為澳門娛樂之董事及擁有該公司之實益權益。岑康權先生擁有澳門娛樂之實益權益。蘇樹輝博士為澳門博彩股份有限公司(澳博)之董事及擁有該公司之實益權益。澳博為澳門娛樂之附屬公司，並為獲澳門政府批出博彩專營權可經營賭場的三間公司之一，而澳門娛樂為本公司主要股東之一。

年內，本集團與澳門娛樂集團之交易如下：

i. 本集團為澳門娛樂管理其轄下酒店，向澳門娛樂收取費用共30,900,000港元。

ii. 本公司之非全資附屬公司信德中旅船務投資有限公司(信德中旅船務投資)向澳門娛樂集團購入澳門船務運作所需之燃料為126,100,000港元。該等燃料安排自上次一九九七年的公告起存在。

為了符合新訂並由二零零四年三月三十一日開始生效之香港聯合交易所有限公司證券上市規則(上市規則)，信德中旅船務投資於二零零四年十二月二十三日與澳門娛樂訂立新燃料安排協議，以進一步書面記載自一九九七年正式公告起存在的燃料安排。信德中旅船務投資的股權分配，由本集團實益佔百分之四十二點六，澳門娛樂實益佔百分之二十八點四，香港中旅國際投資有限公司(中旅國際投資)佔百分之二十九。根據協議，澳門娛樂在澳門外港碼頭為信德中旅船務投資的船舶供應及載入燃料。燃料的成本為燃料的市價加上少許手續費。燃料安排協議自二零零五年一月一日起生效，初步為期三年，訂約各方其後可續約三年，惟其中一方向另一方發出指定期間通知終止協議則另作別論。

iii. 根據信德中旅船務投資及澳門娛樂之間的代理協議(澳門娛樂代理協議)，信德中旅船務投資會就澳門娛樂作為代理銷售的噴射飛航船票向澳門娛樂支付佣金，同時亦會就澳門娛樂購買自用的船票向澳門娛樂授出折扣。

年內，售予澳門娛樂的噴射飛航船票為474,000,000港元。就此等大批購票而授出的百分之五折扣總額為23,700,000港元。澳門娛樂作為信德中旅船務投資的代理銷售船票，因而收取佣金15,700,000港元。給予澳門娛樂的佣金率和折扣率都在信德中旅船務投資給予其他銷售代理及大批購票者的佣金率和折扣率之範圍內。

於二零零四年十二月十四日，信德中旅船務投資及澳門娛樂訂立澳門娛樂代理協議修訂書，以延續代理關係。根據經修訂之澳門娛樂代理協議，澳門娛樂繼續作為信德中旅船務投資的代理銷售船票，信德中旅船務投資因而向澳門娛樂支付佣金，以澳門娛樂作為代理所產生之總售票收入淨額(減去信德中旅船務投資同意就船票作出之任何折扣及優惠，以及就此向任何政府或渡輪碼頭經營者支付之任何稅項、費用或徵費)之百分之五計算。信德中旅船務投資繼續就售予澳門娛樂自用之船票授出折扣，最多百分之十二(或視乎大批購票量而定)。經修訂之澳門娛樂代理協議自二零零五年一月一日起生效，初步為期三十六個月，訂約各方其後可續約三十六個月，惟其中一方向另一方發出指定期間通知終止協議則另作別論。

iv. 本集團為澳門娛樂經營及管理其轄下之澳門旅遊塔會展娛樂中心，向澳門娛樂收取費用共7,700,000港元。

v. 於二零零四年十一月二十四日，本公司之全資附屬公司高盟(香港)有限公司(高盟)從澳博接獲書函(確認函)，確認待取得澳門博彩監察協調局批准後，澳博將租賃本集團之綜合建築物業(如下文第7項所述)內約二萬平方米，以經營設有不少於一百八十張賭桌的賭場。

根據確認函及擬訂租賃安排，租約年期將由綜合建築物業開始經營業務起至澳博獲授於澳門經營賭場之專營權屆滿止。澳博將向高盟支付月租，金額相等於(a)賭場首六十張賭桌賺取的每月總收益的百分之四十及(b)餘下賭桌賺取的每月總收益的一個不少於百分之三十的百分比，而該百分比將由高盟與澳博進一步協定。

2. 於二零零三年三月七日，信德中旅船務投資與新世界第一控股有限公司(新世界第一控股)訂立協議。新世界第一控股為新世界發展有限公司(新世界發展)佔百分之五十的共同控制企業，新世界發展為隆益投資有限公司(隆益)之主要股東之一，而隆益為本公司佔百分之五十一的附屬公司。根據協議條款，信德中旅船務投資及新世界第一控股同意互相合作及協調，透過該等公司的附屬公司及經營者(分別為信德中旅船務投資經營者及新世界第一控股經營者)，提供往來香港與澳門之間之渡輪服務。

其中，協議之條文規定：

i. 信德中旅船務投資經營者將自行，以及（如新世界第一控股經營者要求作出委託安排）根據船隻委託安排代表新世界第一控股經營者，經營來往港澳碼頭與澳門之間之香港渡輪服務；而新世界第一控股經營者則將自行，以及（如信德中旅船務投資經營者要求作出委託安排）根據船隻委託安排代表信德中旅船務投資經營者，經營來往中港客運碼頭與澳門之間之九龍渡輪服務。若採取上述之船隻委託安排，要求作出委託安排的經營者便須支付委託費，包括每張船票30港元之船票處理費；

ii. 信德中旅船務投資經營者會作出安排，向新世界第一控股經營者轉介欲使用九龍渡輪服務之乘客；而新世界第一控股經營者亦會作出安排，向信德中旅船務投資經營者轉介欲使用香港渡輪服務之乘客。每轉介一名乘客，該轉介經營者須收取10港元之轉介費；及

iii. 如有需要，若互相達成滿意之條款，信德中旅船務投資便會向新世界第一控股轉讓船隻。

作為訂立協議之代價，新世界第一控股於協議期間（即由二零零三年三月八日起計五年內）每年向信德中旅船務投資支付年費30,000,000港元。年內，本集團收取的年費為30,000,000港元。本集團並無收取或支付委託費或轉介費。

3. 年內，香港中國旅行社有限公司（香港中旅）擔任信德中旅船務投資的船票總銷售代理，信德中旅船務投資就此向香港中旅支付佣金27,900,000港元。香港中旅為中旅國際投資之附屬公司，而中旅國際投資為信德中旅船務投資之主要股東之一。

4. 於二零零四年十月一日，本公司之全資附屬公司榮森有限公司（榮森）與信德中旅船務投資訂立一項總銷售代理協議，榮森獲委任為非獨家總銷售代理，以銷售信德中旅船務投資經營之渡輪服務之船票。榮森將自行承擔費用以宣傳及推廣信德中旅船務投資經營之渡輪服務。

   作為榮森提供銷售代理及業務發展服務之代價，信德中旅船務投資將根據市價按月支付佣金，以信德中旅船務投資所有航線收取之總售票收入淨額（減去信德中旅船務投資同意就船票作出之任何折扣及優惠，以及就此向任何政府或渡輪碼頭經營者支付之任何稅項、費用或徵費）之百分之二計算。年內，信德中旅船務投資支付此等佣金為7,100,000港元。

   代理協議自二零零四年十月一日起生效，初步為期三十六個月，訂約各方其後可續約三十六個月，惟其中一方向另一方發出指定期間通知終止協議則另作別論。

5. 本集團管理上環一幢名為信德中心的商業大廈兼商場，因而收取物業管理、租賃代理及行政費用合共10,700,000港元。信德中心有限公司（信德中心公司）為信德中心的業主之一，由何鴻燊博士、澳門娛樂及新世界發展實益擁有。同期，本集團向新世界發展集團支付與管理信德中心相關的顧問費4,100,000港元。

信德中旅船務投資於信德中心港澳碼頭運作，年內因此支付4,200,000港元的租金及有關費用予信德中心公司。

6. 隆益售賣寶翠園住宅單位，因而支付6,700,000港元銷售佣金予新鴻基地產發展有限公司（新地）之附屬公司。新地為隆益之主要股東之一。

7. 於二零零四年十一月十一日，本公司之全資附屬公司拔萃有限公司（拔萃）與Sai Wu Investimento Limitada（Sai Wu）訂立有條件買賣協議。Sai Wu的股權分配，由何鴻燊博士實益佔百分之六十，其他獨立第三者實益佔百分之四十。根據協議，拔萃將購買數家公司之全部已發行股本，而該等公司於完成交易時將持有澳門南灣澳門塔毗鄰之物業地盤的土地發展權。該地盤總面積約為三萬九千八百平方米，於完成交易時可發展總建築樓面面積將不少於二百七十萬平方呎，供多用途物業發展。

此項收購之代價為1,500,000,000港元。其中750,000,000港元將以現金支付，餘額將以發行本公司148,883,374股新股、發行價每股約5.04港元之方式支付。新股將發行予Sai Wu指派之Alpha Davis Investments Limited，而後者的股權分配，由何鴻燊博士佔百分之四十七，及一家由何超瓊女士、何超鳳女士及何超蕸女士共同擁有之公司佔百分之五十三。

獨立非執行董事確認上文第1(i)至(iv)項及第2項至第6項的持續關連交易：

(a) 屬本集團的日常業務；

(b) 乃按照一般商務條款進行；

(c) 乃根據有關交易的協議條款進行，或倘無該等協議，則按不遜於向或自獨立第三者提供的條款進行；及

(d) 對本公司股東而言屬公平合理。

本公司的核數師確認上文第1(i)至(iv)項及第2項至第6項的持續關連交易：

(a) 經由董事會批准；

(b) 若交易涉及由本集團提供貨品或服務，則按照本集團的定價政策而進行；

(c) 乃根據有關交易的協議條款進行，或倘無該等協議，則按不遜於向或自獨立第三者提供的條款進行；及

(d) 並無超逾有關公告披露的上限。

8. 本集團在以往年度曾向與其他關連人士共同持股的公司提供財務資助，而此等財務資助於二零零四年十二月三十一日尚未償還：

i. 信德文化廣場有限公司的股權分配，由本集團佔百分之六十，一家由何鴻燊博士擁有實益權益的公司佔百分之四十。所有股東已按各自之持股比例，免息貸款共313,000,000港元。

ii. Onluck Finance Limited的股權分配，由本集團佔百分之六十四點五六，新地佔百分之三十五點四四。所有股東已按各自之持股比例，免息貸款共171,000,000港元。

iii. 信德娛樂服務股份有限公司的股權分配，由本集團佔百分之八十，澳門娛樂佔百分之二十。所有股東已按各自之持股比例，免息貸款共500,000,000港元。

根據上市規則第十四A章，上述交易構成本公司之關連交易，並需要在本公司之年報內披露。

除上述交易外，本公司及其附屬公司於本年內或年底時並無簽訂本公司董事直接或間接擁有重大權益之其他重大合約。

董事於競爭業務中之權益

年內及截至此報告日期間，下列董事被視為在下列業務擁有權益，而該等業務直接或間接與本集團的業務構成或可能構成競爭：

何鴻燊博士為新濠國際發展有限公司、信德中心公司及澳門娛樂之董事，並擁有該等公司之實益權益。該等公司參與地產投資、地產發展及／或酒店消閒業。莫何婉穎女士及何超瓊女士為澳門娛樂之董事及股東。岑康權先生為澳門娛樂之股東。

拿督鄭裕彤博士為新世界發展集團、周大福企業有限公司、萬邦投資有限公司、信德中心公司及澳門娛樂之董事，並／或擁有該等公司之實益權益。該等公司參與地產投資、地產發展、船務及／或酒店消閒業。

何超瓊女士、何超鳳女士、謝天賜先生及何超蘐女士為信德中心公司之董事。該公司參與地產投資。

上述競爭業務均由個別公司之獨立管理及行政人員負責管理。本公司董事會認為本集團有能力與此等公司各自獨立地按公平基準營運。有關董事於決策時已經並將會繼續履行其作為本公司董事之職責，並按本集團之最佳利益行事。

權益之披露

於二零零四年十二月三十一日，本公司董事於本公司或其任何聯繫法團(定義見證券及期貨條例)的股份、相關股份及債券中擁有記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據上市發行人董事進行證券交易的標準守則須知會本公司及香港聯合交易所有限公司的權益或淡倉如下：

a) 董事於本公司的股份及相關股份之權益

董事姓名	附註	每股面值0.25港元普通股 個人權益	公司權益	概約權益 百分比
何鴻燊	(i)	245,513,460	39,021,590	13.68%
羅保爵士		–	–	–
關超然		–	–	–
何厚鏘		–	–	–
鄭裕彤		–	–	–
莫何婉穎		323,627	–	0.02%
何超瓊	(ii)	45,745,344	97,820,707	6.90%
何超鳳	(iii)	44,959,551	97,820,707	6.86%
蘇樹輝	(iv)	30,563,990	–	1.47%
禤永明	(v)	10,141,370	5,994,849	0.78%
謝天賜	(vi)	12,403,870	–	0.60%
陳偉能	(vii)	16,610,120	–	0.80%
何超蕸	(viii)	21,788,175	23,066,918	2.16%
岑康權	(ix)	5,000,000	–	0.24%

附註：

(i) 何鴻燊博士的個人權益代表243,926,160股股份及獲授本公司購股權之1,587,300股相關股份之權益。詳情載於(d)段「購股權」。何鴻燊博士的公司權益代表Sharikat Investments Limited(SIL)持有之11,446,536股股份、Dareset Limited(DL)持有之24,838,987股股份及Lanceford Company Limited(LCL)持有之2,736,067股股份。SIL、DL及LCL為何鴻燊博士全資擁有。

(ii) 何超瓊女士的個人權益代表15,152,821股股份及獲授本公司購股權之30,592,523股相關股份之權益。詳情載於(d)段「購股權」。何超瓊女士的公司權益代表Beeston Profits Limited(BPL)持有之97,820,707股股份。BPL為何超瓊女士全資擁有。

(iii) 何超鳳女士的個人權益代表14,367,028股股份及獲授本公司購股權之30,592,523股相關股份之權益。詳情載於(d)段「購股權」。何超鳳女士的公司權益代表St. Lukes Investments Limited(LIL)持有之97,820,707股股份。LIL為何超鳳女士全資擁有。

(iv) 蘇樹輝博士的個人權益代表10,406,250股股份及獲授本公司購股權之20,157,740股相關股份之權益。詳情載於(d)段「購股權」。

(v) 禤永明先生的個人權益代表62,500股股份及獲授本公司購股權之10,078,870股相關股份之權益。詳情載於(d)段「購股權」。禤永明先生的公司權益代表Enhance Gain Investments Limited(EGIL)持有之5,994,849股股份。EGIL為禤永明先生全資擁有。

(vi) 謝天賜先生的個人權益代表2,325,000股股份及獲授本公司購股權之10,078,870股相關股份之權益。詳情載於(d)段「購股權」。

(vii) 陳偉能先生的個人權益代表6,531,250股股份及獲授本公司購股權之10,078,870股相關股份之權益。詳情載於(d)段「購股權」。

(viii) 何超蕸女士的個人權益代表1,630,435股股份及獲授本公司購股權之20,157,740股相關股份之權益。詳情載於(d)段「購股權」。何超蕸女士的公司權益代表LionKing Offshore Limited(LOL)持有之23,066,918股股份。LOL為何超蕸女士全資擁有。

(ix) 岑康權先生的個人權益代表獲授本公司購股權之5,000,000股相關股份之權益。詳情載於(d)段「購股權」。

b) 董事於本公司之附屬公司的股份及相關股份之權益

董事姓名	附屬公司名稱	公司權益	概約權益百分比
何鴻燊	信德文化廣場有限公司	普通股4股	40%

附註： 何超瓊女士、何超鳳女士、蘇樹輝博士、禤永明先生、謝天賜先生及何超蕸女士受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) 董事於聯營公司的股份及相關股份之權益

何鴻燊博士擁有南耀有限公司普通股1股(即百分之十權益)作為其個人權益。

以上(a)段至(c)段所披露之權益皆代表本公司或其有聯繫法團的好倉股份或相關股份。

除以上所披露者外，於二零零四年十二月三十一日，本公司並無董事或任何彼等之聯繫人士擁有或被視為擁有本公司或其有聯繫法團的任何股份、相關股份或債券的任何權益或淡倉。

d) 購股權

於二零零四年十二月三十一日，根據本公司的一九九三年及二零零二年購股權計劃(如下詳述)，授予董事及僱員之購股權詳情如下：

承授人	授出日期	行使期／有效期	每股股份之行使價	購股權數目 於二零零四年一月一日	購股權數目 於二零零四年十二月三十一日
何鴻燊	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	–	1,587,300
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,597,015	–
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	–	20,157,740
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,804,776	–
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	–	20,157,740
蘇樹輝	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	–	20,157,740
禤永明	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	–	10,078,870
謝天賜	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	–	10,078,870
陳偉能	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	–	10,078,870
何超蘧	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	3,130,435	–
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	–	20,157,740

承授人	授出日期	行使期／有效期	每股股份之行使價	購股權數目 於二零零四年一月一日	購股權數目 於二零零四年十二月三十一日
岑康權	二零零四年九月二十二日	二零零四年九月二十二日至二零一四年九月二十一日	4.20港元	–	5,000,000
僱員的總數	二零零零年一月三日	二零零零年一月三日至二零零五年一月二日	1.15港元	1,669,564	–
	二零零四年七月八日	二零零四年七月八日至二零零九年七月七日	3.95港元	–	918,800

附註：

(i) 於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃（一九九三年購股權計劃）已被終止，在此計劃下再無購股權可以授出，惟已授出而未行使的購股權仍然有效並可以按其條款行使。於二零零二年五月三十一日，本公司採納新購股權計劃（二零零二年購股權計劃）。

(ii) 截至二零零四年十二月三十一日止年度內，於二零零四年五月二十五日、二零零四年七月八日及二零零四年九月二十二日，在二零零二年購股權計劃下授出三批分別為112,454,870股、918,800股及5,000,000股可認購本公司普通股的購股權。緊接上述授出日期前，本公司股份的收市價分別為3.15港元、3.975港元及4.075港元。

(iii) 截至二零零四年十二月三十一日止年度內，在一九九三年購股權計劃下授予何超瓊女士的2,597,015股購股權、授予何超鳳女士的2,804,776股購股權、授予何超蕸女士的3,130,435股購股權及授予僱員的1,669,564股購股權被行使。緊接購股權行使日期前，本公司股份的加權平均收市價分別為4.10港元、4.10港元、2.60港元及4.927港元。

(iv) 截至二零零四年十二月三十一日止年度內，並無購股權被註銷或逾期失效。

(v) 董事認為，估算購股權價值涉及多項主觀及不肯定的假設，因此不宜披露於截至二零零四年十二月三十一日止年度內授出購股權的價值。董事相信，基於揣測性假設而估算購股權的價值意義不大，且可能誤導股東。

(vi) 有關購股權之會計政策載於財務報表附註第一(v)項。

(vii)根據上市規則披露有關購股權計劃摘要如下：

	二零零二年購股權計劃	一九九三年購股權計劃
1) 購股權計劃的目的	招攬及保留最優秀的僱員，並提供額外獎勵給參與者以促進本集團之長期財務的成就	作為對僱員的獎勵
2) 購股權計劃的參與者	(a) 本公司或任何關聯公司之任何僱員或任何與業務有關之顧問、經銷商或代表； (b) 任何向本公司或關聯公司提供貨物或服務之人士； (c) 本公司或任何關聯公司之客戶；或 (d) 本公司或任何關聯公司業務上或合營投資之伙伴	合資格的僱員包括執行董事
3) 購股權計劃中可予發行的股份數目及其於二零零四年十二月三十一日佔已發行股本百分率	194,243,391股(9.34%)	不適用
4) 購股權計劃中每名參與者可獲授權益上限	於任何十二個月內： (a) 已發行股本百分之一(主要股東及獨立非執行董事除外) (b) 已發行股本百分之零點一及總額不超過5,000,000港元(對主要股東及獨立非執行董事)	購股權計劃中所涉及的股份總數的百分之二十五
5) 可根據購股權認購股份的期限	董事會按其酌情權釐定。惟此期間將於購股權授出日起計十年後失效	此期間乃本公司按其酌情權釐定。惟此期間將於購股權授出日起計十年後失效

	二零零二年購股權計劃	一九九三年購股權計劃
6) 購股權行使之前必須持有的最短期限	不適用	不適用
7) 申請或接受購股權時須付金額及付款或通知付款的期限或償還申請期權貸款的期限	接納購股權時承授人在購股權授出日起計二十八天內應通知本公司並付1港元為代價	接納購股權時承授人在購股權授出日起計二十一天內應通知本公司並付1港元為代價
8) 行使價的釐定基準	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日之收市價； (b) 給予購股權日前五個交易日現有股份之平均收市價；及 (c) 股份面值	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日前五個交易日之本公司股份在香港聯合交易所的平均收市價的百分之八十；及 (b) 股份面值
9) 購股權計劃尚餘的有效期	計劃將繼續生效直至二零一二年五月三十一日	計劃於二零零二年五月三十一日終止

e) 主要股東

根據證券及期貨條例第336條之規定而備存的股份權益或淡倉登記冊的記錄，於二零零四年十二月三十一日，除各董事持有上述權益外，下列股東擁有本公司已發行股本百分之五或以上權益：

股東名稱	每股面值 0.25港元普通股	概約權益 百分比
信德船務有限公司(信德船務)及其附屬公司	308,057,215	14.81%
澳門旅遊娛樂有限公司(澳門娛樂)及其附屬公司	263,667,107	12.68%

附註：

(i) 何鴻燊博士、拿督鄭裕彤博士、何超瓊女士及何超鳳女士為信德船務之董事及擁有該公司之實益權益。莫何婉穎女士擁有信德船務之實益權益。

(ii) 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士及何超瓊女士為澳門娛樂之董事及擁有該公司之實益權益。岑康權先生擁有澳門娛樂之實益權益。

(iii) 以上所有披露之權益皆代表本公司的好倉股份。

(iv) 除以上所披露者外，於二零零四年十二月三十一日，並無其他人（本公司董事除外）擁有於本公司的股份或相關股份的任何權益或淡倉而須記錄在根據證券及期貨條例第336條之規定而備存的登記冊上。

購買、出售或贖回上市證券

截至二零零四年十二月三十一日止年度內，本公司及其附屬公司並無購買、出售或贖回本公司任何上市證券。

董事認購股份或債券之權利

除上述所載之購股權計劃及在第三十五頁之「關連交易」第7項內披露發行予Alpha Davis Investments Limited的股份外，本公司或其附屬公司於年內並無參與任何安排，以使本公司董事或任何彼等之配偶或十八歲以下子女因收購本公司之股份或債券而獲益。

董事之服務合約

於即將舉行之股東週年常會上候選之董事，概無訂立本集團一年內不可在不予賠償（法定賠償除外）的情況下終止之服務合約。

管理合約

本公司在年內並無訂立或保留任何與本公司整體或其主要業務有關之管理及行政合約。

最佳應用守則

根據董事會的意見，本公司於年報所載的整個會計年度內已經遵守上市規則附錄十四之最佳應用守則，惟本公司獨立非執行董事並非按指定任期委任，因為根據本公司之公司組織章程，彼等於本公司之股東週年常會需要輪換卸任及重選。

本年度賬目已經由本公司審核委員會審閱。審核委員會於一九九九年三月成立，成員包括關超然先生（主席）、羅保爵士、莫何婉穎女士及何厚鏘先生。審核委員會於本財政年度舉行兩次會議，考慮內部控制及監察系統的效用、審核工作之性質及範圍、以及中期及全年業績報告。

董事進行證券交易守則

年內，本公司已採納上市規則附錄十所載之上市發行人董事進行證券交易的標準守則，作為其有關董事證券交易之操守守則（守則）。根據向本公司董事之個別查詢，董事已遵守守則所載之規定標準。

公眾持股量之充足性

根據本公司可從公開途徑取得之資料，並據董事所知，於本年報日期，本公司之已發行股本總額至少百分之二十五乃由公眾人士持有。

業績、資產及負債之概要

本集團於過去五個財政年度之業績、資產及負債概要列於第一百頁至第一百零一頁。

核數師

本年度之財務報表經屈洪疇會計師事務所有限公司審核。即將舉行之股東週年常會中將動議再行聘任屈洪疇會計師事務所有限公司為本公司之核數師。

承董事會命



何鴻燊
集團行政主席
二零零五年四月二十一日

核數師報告

致信德集團有限公司列位股東

(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)已完成審核刊於第四十六頁至第九十九頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

公司條例規定董事須編製真實與公平的財務報表，在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果，對該等財務報表作出獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核對財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及集團的具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存在重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均足以真實與公平地反映 貴公司及集團於二零零四年十二月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量，並已按照公司條例適當編製。

屈洪疇會計師事務所有限公司
香港執業會計師
香港中環皇后大道中十八號
新世界大廈一九零三室

屈洪疇會計師
執業證書號碼P181
二零零五年四月二十一日

綜合損益表

截至十二月三十一日止年度

	附註	2004 (港幣千元)	2003 (港幣千元)
營業額	二	**3,749,130**	5,151,246
其他收益	二	**100,604**	46,510
其他收入	三	**105,342**	22,199
		3,955,076	5,219,955
出售物業之成本		**(1,305,563)**	(3,296,358)
其他經營成本		**(1,763,805)**	(1,559,106)
經營溢利	四	**885,708**	364,491
融資成本	六	**(12,850)**	(39,994)
投資虧損淨額	七	**(48,543)**	(38,272)
所佔聯營公司業績		**86,197**	42,314
所佔共同控制企業業績		**(616)**	(7,586)
除税前溢利		**909,896**	320,953
税項	八	**(84,934)**	(21,620)
除税後溢利		**824,962**	299,333
少數股東權益		**(321,765)**	27,831
股東應佔溢利		**503,197**	327,164
股息	九	**231,323**	97,122
每股盈利(港仙)	十		
一基本		**24.8**	16.8
一攤薄後		**23.8**	16.7

第五十四頁至第九十九頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十五頁。

綜合資產負債表

於十二月三十一日

	附註	2004 (港幣千元)	2003 (港幣千元)
非流動資產			
固定資產	十一	**4,394,413**	4,289,395
聯營公司	十三	**625,293**	589,245
合營投資	十四	**45,861**	54,001
投資	十五	**914,584**	873,986
商譽	十六	**–**	38,903
應收按揭貸款		**973,563**	1,626,210
遞延税項資產	八	**3,295**	6,510
		6,957,009	7,478,250
流動資產			
發展中物業		**909,521**	905,996
存貨	十七	**451,201**	1,866,691
代管人持有出售物業之款項		**8,740**	663,710
貿易及其他應收賬款、按金及預付款	十八	**228,215**	368,585
投資	十五	**77,657**	–
可收回税項		**685**	9,403
定期存款		**3,482,268**	1,500,684
現金及銀行結餘		**390,393**	113,488
		5,548,680	5,428,557
流動負債			
長期借貸之流動部分	二十三	**784,329**	365,670
貿易及其他應付賬款、按金及應計費用	十八	**527,815**	775,484
僱員福利準備	十九	**27,940**	24,521
贖回有擔保可換股債券之溢價準備		**–**	86,019
應付税項		**73,492**	44,022
		1,413,576	1,295,716
流動資產淨值		**4,135,104**	4,132,841
資產總值減流動負債		**11,092,113**	11,611,091

	附註	2004 (港幣千元)	2003 (港幣千元)
非流動負債			
長期借貸	二十三	**500,423**	1,163,900
遞延税項負債	八	**78,063**	60,625
		578,486	1,224,525
少數股東權益及貸款	二十四	**3,247,837**	3,958,265
資產淨值		**7,265,790**	6,428,301
股東權益			
股本	二十	**520,007**	485,608
儲備	二十二	**6,610,581**	5,874,708
擬派股息		**135,202**	67,985
		7,265,790	6,428,301

何鴻燊
董事

鄭裕彤
董事

第五十四頁至第九十九頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十五頁。

資產負債表

於十二月三十一日

	附註	2004 (港幣千元)	2003 (港幣千元)
非流動資產			
固定資產	十一	**944**	1,009
附屬公司	十二	**2,458,730**	4,101,966
聯營公司	十三	**1,132**	2,632
合營投資	十四	**7,803**	4,972
投資	十五	**234,848**	234,848
		2,703,457	4,345,427
流動資產			
應收賬款、按金及預付款		**7,940**	11,622
定期存款		**2,579,611**	844,044
現金及銀行結餘		**208,081**	9,387
		2,795,632	865,053
流動負債			
應付賬款、按金及應計費用		**29,493**	35,035
僱員福利準備	十九	**7,187**	3,196
		36,680	38,231
流動資產淨值		**2,758,952**	826,822
資產淨值		**5,462,409**	5,172,249
股東權益			
股本	二十	**520,007**	485,608
儲備	二十二	**4,807,200**	4,618,656
擬派股息		**135,202**	67,985
		5,462,409	5,172,249

何鴻燊
董事

鄭裕彤
董事

第五十四頁至第九十九頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十五頁。

綜合現金流量表

截至十二月三十一日止年度

	附註	2004 (港幣千元)	2003 (港幣千元)
經營業務			
除稅前溢利		**909,896**	320,953
調整：			
攤銷及折舊		**153,127**	153,673
融資成本		**12,850**	39,994
利息收入		**(26,952)**	(12,474)
來自投資股息收入		**(120,759)**	(17,216)
投資虧損淨額		**48,543**	38,272
所佔聯營公司業績		**(86,197)**	(42,314)
所佔共同控制企業業績		**616**	7,586
出售固定資產之淨虧損		**4,570**	17,372
資產變現之資本儲備減額		**–**	(55,958)
重估投資物業價值盈餘		**–**	(35,024)
註銷／出售附屬公司獲取之盈利		**(3,680)**	–
投資之收益		**(2,097)**	(1,129)
撥回有擔保可換股債券之利息及贖回溢價		**(88,220)**	–
購回有擔保可換股債券之收益		**–**	(27)
呆壞賬(撥回)／準備		**(1,463)**	3,308
少數股東權益之超額虧損		**–**	898
營運資本變動前之經營溢利		**800,234**	417,914
發展中物業及物業存貨之減少 (撥作資產成本化之淨融資成本除外)		**1,409,598**	2,759,589
其他存貨之減少		**3,870**	20,486
貿易及其他應收賬款、按金及預付款之減少／(增加)		**133,317**	(27,146)
代管人持有出售物業之款項之減少		**654,970**	117,136
貿易及其他應付賬款、按金及應計費用之減少		**(222,361)**	(1,017,953)
僱員福利準備之增加／(減少)		**3,419**	(4,317)
經營業務所產生之現金		**2,783,047**	2,265,709
已付香港利得稅		**(19,827)**	(62,125)
已付海外稅項		**(2,390)**	(4,309)
經營業務所得之現金淨額		**2,760,830**	2,199,275

	附註	2004 （港幣千元）	2003 （港幣千元）
投資業務			
購買固定資產（撥作資產成本化之淨融資成本除外）		**(29,933)**	(110,975)
借予聯營公司之款項		**(5,125)**	(61)
聯營公司償還之款項		**1,500**	50,331
收購共同控制企業之權益		**–**	(16,670)
注入共同控制企業之資本		**(2,831)**	–
共同控制企業退還之資本		**3,900**	11,696
借予共同控制企業之款項		**(452)**	(17,088)
共同控制企業償還之款項		**4,000**	5,272
收購投資		**(81,588)**	(1)
投資公司之借款		**99,980**	54,681
新貸出按揭貸款		**(23,328)**	(109,768)
償還之按揭貸款		**664,442**	23,556
收購附屬公司權益（扣除收購之現金 及等同現金淨額）	二十五(a)	**–**	19,870
註銷／出售附屬公司權益所得款項 （扣除註銷／出售之現金及等同現金淨額）	二十五(b)	**(79)**	342,000
出售附屬公司部分權益所得款項		**–**	100,194
出售投資所得款項		**9,781**	948
出售固定資產所得款項		**5,104**	215
銀行解除抵押之定期存款		**–**	1,200
超過三個月之定期存款之減少／（增加）		**35,250**	(36,000)
已收利息		**63,477**	18,892
已收投資之股息		**5,216**	11,895
已收聯營公司之股息		**29,273**	11,040
投資業務所得之現金淨額		**778,587**	361,227
融資活動			
新借入款項		**100,000**	944,340
償還貸款		**(1,082,240)**	(2,664,033)
發行股份所得款項		**23,616**	–
發行股份之費用		**(204)**	–
購回有擔保可換股債券		**–**	(14,274)
已付利息		**(16,045)**	(37,538)
已派股東股息		**(163,958)**	(97,006)
已派少數股東股息		**(48,980)**	(11,600)
融資活動使用之現金淨額		**(1,187,811)**	(1,880,111)
現金及等同現金之增加淨額		**2,351,606**	680,391
外幣兌換率變動之影響		**23**	(63)
一月一日之現金及等同現金		**1,578,172**	897,844
十二月三十一日之現金及等同現金	二十五(c)	**3,929,801**	1,578,172

第五十四頁至第九十九頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十五頁。

綜合權益變動表

截至二零零四年十二月三十一日止年度

	股本 (港幣千元)	股份 溢價賬 (港幣千元)	資本贖回 儲備賬 (港幣千元)	資本 儲備賬 (港幣千元)	投資物業 重估價值 儲備賬 (港幣千元)	滙兑 儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總額 (港幣千元)
二零零四年一月一日	485,608	3,795,658	5,019	47,823	13,150	975	2,012,083	67,985	6,428,301
轉換有擔保可換股債券	31,848	264,972	–	–	–	–	–	–	296,820
行使購股權	2,551	21,065	–	–	–	–	–	–	23,616
發行股份之費用	–	(204)	–	–	–	–	–	–	(204)
註銷附屬公司之減額	–	–	–	(3,680)	–	–	–	–	(3,680)
重估盈餘	–	–	–	–	188,482	–	–	–	188,482
出售投資物業之減額	–	–	–	–	(257)	–	–	–	(257)
本年度扣除的遞延稅項	–	–	–	–	(6,773)	–	–	–	(6,773)
折算兑換差額	–	–	–	–	–	394	–	–	394
本年度之溢利	–	–	–	–	–	–	503,197	–	503,197
因轉換有擔保可換股債券及行使購股權而發行之股份之二零零三年末期股息	–	–	–	–	–	–	(2,567)	2,567	–
二零零三年末期股息	–	–	–	–	–	–	–	(70,552)	(70,552)
二零零四年中期股息	–	–	–	–	–	–	(93,554)	–	(93,554)
二零零四年末期股息	–	–	–	–	–	–	(135,202)	135,202	–
二零零四年十二月三十一日	520,007	4,081,491	5,019	44,143	194,602	1,369	2,283,957	135,202	7,265,790

截至二零零三年十二月三十一日止年度

	股本 (港幣千元)	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	資本儲備賬 (港幣千元)	投資物業重估價值儲備賬 (港幣千元)	滙兌儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總額 (港幣千元)
二零零三年一月一日	485,608	3,795,658	5,019	113,650	—	1,940	1,782,062	67,985	6,251,922
資產變現之減額	—	—	—	(55,958)	—	—	—	—	(55,958)
資產重新分類之減額	—	—	—	(6,070)	—	—	—	—	(6,070)
資產重新分類之轉賬	—	—	—	(3,820)	3,820	—	—	—	—
(轉出)／轉入	—	—	—	21	—	—	(21)	—	—
重估盈餘	—	—	—	—	49,605	—	—	—	49,605
撥回以往從損益賬扣除的重估虧損	—	—	—	—	(35,024)	—	—	—	(35,024)
撥回以往從損益賬扣除的遞延稅項	—	—	—	—	(4,464)	—	—	—	(4,464)
本年度扣除的遞延稅項	—	—	—	—	(787)	—	—	—	(787)
折算兌換差額	—	—	—	—	—	(965)	—	—	(965)
本年度之溢利	—	—	—	—	—	—	327,164	—	327,164
二零零二年末期股息	—	—	—	—	—	—	—	(67,985)	(67,985)
二零零三年中期股息	—	—	—	—	—	—	(29,137)	—	(29,137)
二零零三年末期股息	—	—	—	—	—	—	(67,985)	67,985	—
二零零三年十二月三十一日	485,608	3,795,658	5,019	47,823	13,150	975	2,012,083	67,985	6,428,301

附註一　　主要會計政策

a) 編製基準

此財務報表按照香港會計師公會頒佈之香港財務報告準則(包括會計實務準則及詮釋)及香港公認會計原則而編製，同時根據歷史成本會計法編製，並按投資物業、若干固定資產及投資之重估價值作出修訂。

香港會計師公會頒佈多項新訂及經修訂的香港財務報告準則及香港會計準則(新香港財務報告準則)，由二零零五年一月一日或以後開始之會計期間生效。

本集團於截至二零零四年十二月三十一日止年度之財務報表中並未提前採用新香港財務報告準則。本集團已開始評估新香港財務報告準則的影響，惟此階段未能説明新香港財務報告準則是否對業績及財務狀況有重大影響。

b) 編訂綜合賬表之準則

(i) 綜合賬表包括本公司及其所有附屬公司截至每年十二月三十一日止經審核之財務報表。

(ii) 本年度內收購或出售之附屬公司，其業績由其收購日起計算或計至出售日止。集團間之結餘及交易，及任何集團間之交易而產生之未變現溢利均於編製綜合賬表時悉數對銷，而集團間交易產生之未變現虧損亦與未變現溢利作一致之方法處理及對銷，惟數額僅以無減值之情況出現下才對銷。

c) 商譽或負商譽

合併時之商譽或負商譽代表投資在附屬公司、聯營公司及共同控制企業之成本超過或少於在收購日之本集團應佔所收購可分辨資產及負債之公平價值之數額。

商譽會資本化為資產，然後以直線法按其不超過二十年之經濟效益期在損益表內攤銷。在綜合財務報表內附屬公司之商譽按成本值減任何累積攤銷和任何資產減值虧損列賬。而聯營公司和共同控制企業之商譽成本減任何累積攤銷和任何資產減值虧損則包括在其權益賬面值內。

附註一　　主要會計政策*(續)*

c) 商譽或負商譽*(續)*

在收購計劃內所涉及未曾確認的可預期的未來虧損及支出，而已能可靠地計算的負商譽，將於此等未來虧損及支出確認時，於損益賬內確認。餘下的任何負商譽，如不超逾收購時非貨幣資產的公平價值，則按照該等需折舊或攤銷之非貨幣資產的可用期以加權平均數於損益賬內折舊或攤銷。惟負商譽超逾收購的非貨幣資產的公平價值之部分須立即確認於損益賬內。任何在綜合損益表內未確認的有關附屬公司之負商譽乃呈列為商譽，並從資產中扣除。至於聯營公司和共同控制企業，此等負商譽則包括在其權益之賬面值內。

所有於二零零一年一月一日前因收購而產生之商譽及負商譽繼續保留在儲備之內，並沒有重新列賬。

出售附屬公司、聯營公司及共同控制企業時，以往未在損益賬內攤銷的已購入商譽部分或以往作為儲備變動處理之商譽將包括於出售該等權益之損益內計算。

d) 附屬公司

本公司之損益賬內只計算於年內來自附屬公司已收及應收之股息作為附屬公司之業績。在本公司之資產負債表內，附屬公司之權益是以成本值減任何資產減值虧損列賬。

e) 聯營公司

綜合損益賬包括本集團於本年度佔其聯營公司之收購後業績，當中已包括在年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於聯營公司之權益初時按成本列賬，其後按收購後本集團應佔該聯營公司資產淨值之變動作出調整。本公司只計算於年內來自聯營公司已收及應收之股息作為聯營公司之業績。在本公司之資產負債表內，於聯營公司之權益是以成本值減任何資產減值虧損列賬。

本集團與其聯營公司進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關聯營公司之權益為限。

附註一　　主要會計政策（續）

f) 合營投資

合營投資為一合約安排，據此本集團與至少另一合營者從事並共同控制某一經濟活動，而任何一方並無單方面對該經濟活動擁有控制權。

(i) 共同控制企業

共同控制企業乃指獨立的企業而本集團對該企業的權益作長期持有，並可與其他合營者根據合約安排，對其作出共同控制。

綜合損益賬包括本集團於本年度佔其共同控制企業之收購後業績，當中已包括年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於共同控制企業之權益初時按成本列賬，其後按收購後本集團應佔該共同控制企業資產淨值之變動作出調整。本公司只計算於年內來自共同控制企業已收及應收之股息作為共同控制企業之業績。在本公司之資產負債表內，於共同控制企業之權益是以成本值減任何資產減值虧損列賬。

本集團與其共同控制企業進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關共同控制企業之權益為限。

(ii) 共同控制資產

共同控制資產為本集團與其他合營者按合約安排共同控制的資產，而本集團可藉共同控制而持控其應佔此等資產之未來經濟利益。

本集團應佔共同控制資產及與其他合營者共同承擔之負債按其性質分類並在資產負債表內確認。本集團在共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自售賣或運用由集團應佔共同控制資產產品的收入，及應佔由合營投資項目所產生的所有費用，而當該些交易附有的經濟利益可能流入或流出集團時，均已在損益賬內確認。

g) 收益確認

主要類別的收益按下列準則在賬表內確認：

客輪運作收益於每次客輪啟航時確認。燃料銷售收入於交付顧客時確認。旅行社收益及維修服務收入於提供服務時確認。管理費、租金收入、旅遊服務資助和利息收入按應計項目基礎確認。出售投資所得收益於該等投資的所有權轉予買家時確認。股息收入於收息權確立時確認。出售已落成物業所得收入及盈利於完成售樓合約時確認。

h) 固定資產

(i) 投資物業

投資物業乃發展完成之房地產物業，擬作長期出租用途。投資物業於結算日根據每年專業估值釐定之公開市場價值列賬。重估價值產生之盈餘計入投資物業重估價值儲備賬；而重估價值產生之虧損首先撇銷以往之整體重估價值盈餘，餘額按組合基礎計入損益賬內。若以往曾將虧損撥入損益賬而其後出現重估盈餘，則應將此等盈餘其中相等於該項曾從損益賬扣除的虧損之數額撥回損益賬。於出售投資物業時，以往計入重估價值儲備賬之有關重估價值盈餘則撥回並列報於損益賬內。

(ii) 其他資產

房地產物業按成本值或董事估值減累積折舊及任何累積資產減值虧損列賬，重估之盈餘則撥入資本儲備賬內。本集團採用會計實務準則第十七條，故房地產物業並未有作經常性價值重估。船隻及其他固定資產按成本值減累積折舊及任何累積資產減值虧損列賬。

資產之成本值包括其買價以及使資產達至運作現狀及地點以作原定用途之任何直接費用。資產運作後產生之開支，如維修保養，通常於產生時計入期內的損益賬內。若有情況能清楚顯示有關開支可增加資產的預期未來經濟利益，則該等開支撥作資產的額外成本。

附註一　主要會計政策(續)

h) 固定資產(續)

(ii) 其他資產(續)

出售資產所產生之盈虧按出售所得收入與有關資產之賬面值的差額釐定，並列於損益賬內。有關資產應佔之重估儲備結餘將撥入保留溢利並作儲備變動顯示。

(iii) 折舊

由於估值時已顧及每座樓宇於估值日之狀況，故尚餘年期超過二十年或永久業權之投資物業並無作出攤銷及折舊準備。

長期或中期租約土地乃按其租約剩餘年期作攤銷。樓宇乃按五十年或租約剩餘年期兩者之較短期間以直線法計算折舊。

船隻及其他固定資產乃按預計可使用年期，以直線法計算折舊：

	年率
船隻及躉船	5% - 16.7%
其他資產	5% - 33.3%

i) 投資

投資證券為預算持續持有之證券，並於購入或更改用途時列明作長期持有，而此用途可清楚確定。

投資證券由其產生之合約日起確認為資產，並按成本值減非短暫性減值虧損準備列入資產負債表內。此等準備按每項投資個別釐定，並即時確認為開支，但當引致撇減或撇銷的情況及事件不再存在，並有有力證據顯示新的情況及事件將會在可預見將來持續，則會將準備撥回損益賬內。撥回的金額不得高於撇減額或撇銷額。

流動基金為於現金及等同現金之投資。流動基金及其他投資皆按公平價值於資產負債表內列賬，公平價值之轉變則於損益賬內入賬。

出售投資之盈虧乃出售所得收入與其賬面值的差額，並於其產生之期內入賬。

j) 發展中物業

發展中物業如作長期用途則列為固定資產，並按成本值減任何累積資產減值虧損列賬。此等發展中物業並無折舊準備。發展中物業如作銷售用途則列為流動資產，並按成本值減任何預期虧損列賬。成本包括土地及發展成本、發展期間之建築費用及撥作資產成本化之融資成本。

k) 有擔保可換股債券

有擔保可換股債券分別列賬披露，除非轉為股份，否則被視為負債。融資成本包括最後贖回時須支付之溢價乃按該等債券之尚餘年期以固定比率攤銷於損益賬內。

倘任何有擔保可換股債券於債券持有人贖回日前被購回並註銷，則所購回之有擔保可換股債券以往所提撥之贖回溢價準備，將計入損益賬內。購回有擔保可換股債券之收益或虧損於損益賬內確認。

l) 存貨

存貨乃按其成本及可變現淨值之較低者入賬。未售出物業之成本值計算乃按此等未售出物業佔總建築成本比例分攤，其中包括土地及發展成本、建築費用及撥作資產成本化之融資成本。可變現淨值乃根據此等物業於結算日後，循正常營業程序出售所得之款項減除估計銷售費用而釐定，或由管理層按市場情況而估計。至於其他存貨，成本包括向供應商購貨之成本，以先入先出及加權平均法釐定。可變現淨值相當於正常業務過程中的估計售價減去估計達至出售所需之費用。

m) 貿易應收賬項

貿易應收賬項中被認為呆賬部分會提撥準備，而資產負債表內之貿易應收賬項已扣除有關準備列賬。

n) 現金及等同現金

現金及等同現金指銀行結存及現金、銀行及其他財務機構之活期存款及短期流動性高之投資，而該等投資可隨時兌換為可知數額之現金且無重大變值風險，並為於購入時三個月內到期之項目。須於獲通知時償還、並構成本集團現金管理之整體部分的銀行透支，亦包括在現金流量表內之現金及等同現金項目。

附註一　主要會計政策（*續*）

o) 稅項

所得稅支出代表本期應付稅項及遞延稅項之總和。

本期應付稅項乃按是年應課稅溢利計算。應課稅溢利與損益表列報之淨溢利不同，是因為不包括於其他年度之應課稅或可扣除之收入或支出項目，也不包括從來無須課稅或不可扣除之項目。本集團之本期稅項負債乃按於結算日已生效或基本上已生效的稅率計算。

遞延稅項是預期應付或可收回稅項，此等稅項源於財務報表內資產及負債的賬面值與計算應課稅溢利時對應的稅基值之間的差異，採用資產負債表負債法入賬。通常，所有應課稅的暫時差異均作遞延稅項負債確認，而遞延稅項資產則限於應課稅溢利很可能予以抵銷之可扣除暫時差異才予以確認。如果暫時差異來自商譽或負商譽或一項不影響應課稅溢利或會計溢利的交易（商業合併除外）中其他資產和負債的初次確認，則相關之遞延稅項資產和負債將不被確認。

於附屬公司及聯營公司之投資及於合營投資之權益所帶來的應課稅暫時差異，均作遞延稅項負債確認，除非本集團能控制該暫時差異之轉回而該暫時差異很可能在可見將來不會轉回。

遞延稅項資產的賬面值於結算日檢討，當不再可能有足夠應課稅溢利令所有或部分遞延稅項資產可以收回，該資產將會按不可以收回的部分減值。

遞延稅項乃按預期適用於結算負債或變現資產期間的稅率計算。遞延稅項會扣除或計入損益表內，除非遞延稅項與直接扣除或計入權益的項目有關，則遞延稅項也會於權益內入賬。

遞延稅項資產及負債可以抵銷，乃當它們與同一稅務當局徵收之所得稅有關而且本集團預算按淨基礎結算本期稅項資產及負債。

p) 營運租約

營運租約之租金收入及支出按租賃年期以直線法於損益賬內計入或扣除。或然租金收入和支出乃於賺取或產生之會計年度的損益賬內計入或扣除。

附註一　主要會計政策*(續)*

q) 撥作資本的借貸成本

借貸成本於產生時支銷，但如直接建造或生產需要相當長時間才可作原定用途或出售之資產，則其借貸成本撥作資產成本化。此等借貸成本在建造或生產活動展開時開始撥作資產成本化，並在有關資產大致上可供原定用途或出售時停止。年內撥作資產成本化之數額按有關借貸之成本減有關利息收入計算。

r) 外幣

以港幣以外之貨幣為單位之貨幣資產及負債和於香港以外成立的附屬公司、聯營公司和合營投資之以港幣以外之貨幣列報的資產負債表，乃按結算日之兑換率折算為港幣。以港幣以外之貨幣交易則按交易日之兑換率折算為港幣。於香港以外成立的附屬公司、聯營公司和合營投資之以港幣以外之貨幣列報的損益表，乃以加權平均兑換率折算為港幣。因折算附屬公司、聯營公司及合營投資的財務報表而產生之兑換差額則列為儲備變動處理，而其他兑換差額則計入經營溢利中。

s) 僱員福利

(i) 僱員累計有薪休假的費用於損益賬內列為支出，並按本集團預期為累積至結算日的未享用權利而要額外支付的金額計算。

(ii) 既定供款退休計劃之供款責任，包括根據強制性公積金計劃條例的應付供款，於產生時於損益賬內列為支出。

t) 關連人士

倘一方能直接或間接控制另一方或對另一方的財務及營運決策發揮重大影響力，則雙方被視為關連人士。受共同控制或受共同重大影響之人士亦被視為關連人士。

附註一　主要會計政策（續）

u) 資產減值

於結算日，當有跡象顯示資產的賬面值可能因某些事件或情況轉變而可能未能收回時，將就該資產進行減值檢討。倘一項資產之賬面值超逾其可收回金額，則於損益賬內確認減值虧損，即相等於賬面值與可收回金額間之差額。可收回金額乃資產之淨售價與使用值兩者之較高者。淨售價乃按公平交易原則出售資產而獲得之金額減出售開支，而使用值乃預期持續使用資產及使用期屆滿出售資產時所產生之估計未來現金流量之現值。

當有跡象顯示資產之已確認減值虧損不再存在或減少時，將撥回以往年度已確認之資產減值虧損。撥回金額以假設資產在以往年度沒有確認任何減值虧損而釐定之賬面值為限，並計入損益賬內。

v) 購股權

授予董事及員工認購本公司之股票的購股權，只於行使時才確認於資產負債表內。就每一股行使購股權而發行的股票，股本以面值計入；所得淨款項高於計入股本的餘額則計入股份溢價賬。

w) 分類報告

分類項目是本集團內可區別的部分，或提供既定的產品或服務（業務分類），或在既定的經濟環境內提供產品或服務（地區分類），其承受的風險及回報因而與其他分類項目有所不同。

分類資料乃按本集團之業務及地區分類呈報。首要報告形式乃業務分類，按本集團之主要業務、管理架構及內部財務報告系統分類。

分類收入、支出、業績、資產及負債包括直接撥歸該分類項目以及可按合理準則分配予該分類項目。分類收入、支出、業績、資產及負債於編製綜合賬表過程中，以撇除集團間之結餘及交易前釐定，惟於單一分類項目內之集團間之結餘及交易除外。不同分類項目之間之價格，乃按公平交易原則釐定。

分類資本支出為年內購買預期可使用超過一個期間之分類資產而產生的總成本。

未分配項目主要包括財務及總公司之收入、支出及資產、計息貸款、借貸及稅項。

x) 比較數字

為配合本財政年度呈報方式的改變，比較數字已按需要重新列賬。

附註二　營業額及收益

集團之主要業務包括物業發展、投資及管理、運輸、酒店及消閒與及投資控股。

	集團 2004 (港幣千元)	集團 2003 (港幣千元)
營業額		
出售物業所得收益	**1,697,783**	3,574,494
客輪運作收益	**1,535,487**	1,243,385
出售燃料收益	**14,335**	9,246
旅行社收益	**98,688**	55,620
租金收入	**133,277**	118,836
來自投資股息	**120,759**	17,216
來自應收按揭貸款利息	**15,077**	3,117
管理費及其他	**133,724**	129,332
	3,749,130	5,151,246
其他收益		
利息收入	**11,875**	9,357
已收賠償金	**55,175**	2,359
其他	**33,554**	34,794
	100,604	46,510
	3,849,734	5,197,756

附註三　其他收入

其他收入包括財務報表附註第二十三項所述有擔保可換股債券被轉換後，撥回該等債券之利息及贖回溢價準備共88,220,000港元。

附註四　　經營溢利

	集團 2004 (港幣千元)	集團 2003 (港幣千元)
已計入：		
利息收入		
一上市投資	**347**	—
一非上市投資	**259**	—
一其他	**26,346**	18,978
減：於發展中物業撥作資產成本化之數額	**—**	(6,504)
	26,952	12,474
投資物業之租金收入	**118,901**	108,394
減：支出	**(3,580)**	(2,588)
	115,321	105,806
重估投資物業價值盈餘	**—**	35,024
來自上市投資股息	**52**	—
來自非上市投資股息		
一澳門娛樂	**115,518**	16,845
一其他	**5,189**	371
出售投資物業之盈利	**565**	—
購回有擔保可換股債券之收益	**—**	27
其他投資已變現及未變現持有之收益淨額		
一上市	**2,083**	—
一非上市	**14**	—
已扣除：		
存貨成本		
一物業	**1,305,563**	3,296,358
一其他	**387,381**	296,770
	1,692,944	3,593,128
員工開支（董事酬金除外）	**555,857**	477,834
折舊		
一持作營運收租用途之固定資產	**5,140**	3,312
一其他固定資產	**143,779**	147,175
商譽攤銷	**4,208**	3,186
核數師酬金	**3,312**	3,097
出售固定資產之虧損（投資物業除外）	**5,135**	17,372
營運租約項目下之物業最低應付租金	**2,904**	3,269
公積金供款	**21,054**	20,206

附註五　董事及高級管理人員之酬金

根據公司條例第161條所披露之董事酬金如下：

	集團	
	2004 (港幣千元)	2003 (港幣千元)
袍金		
執行董事	**285**	280
獨立非執行董事	**460**	400
非執行董事	**10**	10
其他酬金		
薪金及津貼	**22,721**	13,095
表現花紅	**5,157**	2,955
公司公積金供款	**1,031**	618
	29,664	17,358

其他酬金包括獨立非執行董事之酬金共230,000港元(二零零三年：200,000港元)。

按下列酬金級別劃分之董事人數：

	董事人數	
	2004	2003
0港元至1,000,000港元	**6**	5
1,000,001港元至1,500,000港元	**2**	1
1,500,001港元至2,000,000港元	**3**	4
2,000,001港元至2,500,000港元	**0**	1
3,500,001港元至4,000,000港元	**1**	0
5,000,001港元至5,500,000港元	**1**	0
5,500,001港元至6,000,000港元	**0**	1
11,000,001港元至11,500,000港元	**1**	0

截至二零零四年十二月三十一日止年度，並無董事放棄支取酬金。

本集團五位薪酬最高之人士，四位(二零零三年：四位)為本公司之董事，其酬金之詳情已披露如上。其餘一位人士於年內之酬金並未包括在上文內，其酬金為薪金及津貼3,486,000港元(二零零三年：3,442,000港元)、表現花紅419,000港元(二零零三年：76,000港元)及公司公積金供款161,000港元(二零零三年：159,000港元)。

以上所披露的董事及高級管理人員之酬金指本公司董事及高級管理人員年內已收取或應收取的金額，並不包括在購股權計劃下他們獲授予購股權因而已獲得或可以獲得之利益。此等實物收益之詳細資料概列於第三十九頁至第四十二頁之董事會報告書中「權益之披露」((d)段)。

附註六　　融資成本

	集團	
	2004	2003
	(港幣千元)	(港幣千元)
銀行貸款及透支之利息，須於五年內全數償還	**12,488**	25,978
有擔保可換股債券之利息	**–**	12,711
贖回有擔保可換股債券之溢價準備	**–**	19,441
少數股東貸款之利息	**1,865**	18,832
減：於發展中物業撥作資產成本化之數額	**(1,503)**	(36,968)
	12,850	39,994

附註七　　投資虧損淨額

	集團	
	2004	2003
	(港幣千元)	(港幣千元)
附屬公司商譽減值虧損	**34,695**	2,045
共同控制企業商譽減值虧損	**1,114**	65,898
投資減值虧損	**12,734**	–
出售附屬公司獲取之盈利	**–**	(29,671)
	48,543	38,272

附註八　　稅項

a) 綜合損益表中之稅項：

	集團 2004 (港幣千元)	集團 2003 (港幣千元)
本期稅項－香港		
本年度稅項	**93,832**	15,691
以往未確認稅項虧損及可扣除暫時差異之得益	**(37,806)**	(9,748)
往年(超額)／不足準備	**(468)**	104
	55,558	6,047
本期稅項－海外		
本年度稅項	**7,622**	4,684
以往未確認稅項虧損及可扣除暫時差異之得益	**(1,722)**	–
往年超額準備	**(2,774)**	(3,189)
	3,126	1,495
遞延稅項		
暫時差異產生與轉回	**14,580**	10,585
以往未確認稅項虧損及可扣除暫時差異之得益	**(700)**	(4,329)
以往扣除之遞延稅項轉至投資物業重估價值儲備賬	**–**	(4,464)
稅率改變之影響	**–**	3,652
	13,880	5,444
其他稅項－海外		
記入收益賬所徵收的稅款及其他稅款	**1,722**	3,513
應佔公司及附屬公司稅項	**74,286**	16,499
所佔聯營公司稅項	**8,855**	2,824
所佔共同控制企業稅項	**1,793**	2,297
	84,934	21,620

香港利得稅準備乃按是年估計應課稅溢利以稅率17.5%(二零零三年：17.5%)計算。

海外稅項則根據有關司法權區適用之稅率計算。

附註八　　稅項（續）

b) 財務報表所列稅項支出及會計溢利調節如下：

	集團 2004（港幣千元）	集團 2003（港幣千元）
除稅前溢利	**909,896**	320,953
按適用稅率17.5%（二零零三年：17.5%）計算之稅項	**159,232**	56,166
釐定應課稅溢利時（無須課稅）／不可扣除淨（收入）／支出的稅務影響	**(23,255)**	2,224
資產變現之資本盈利的稅務影響	**(5,259)**	(50,453)
投資物業之調整的稅務影響	**1,509**	(540)
運用以往未確認稅項虧損及可扣除暫時差異的稅務影響	**(42,992)**	(22,611)
年內未確認稅項虧損及可扣除暫時差異的稅務影響	**10,688**	39,179
稅率改變對期初遞延稅項的影響	**–**	3,652
附屬公司、聯營公司及共同控制企業在其他司法權區經營而稅率不同的影響	**(14,269)**	(3,513)
往年超額準備	**(2,442)**	(1,533)
年內所得稅支出	**83,212**	22,571
以往扣除之遞延稅項轉至投資物業重估價值儲備賬	**–**	(4,464)
其他稅項	**1,722**	3,513
稅項支出總額	**84,934**	21,620

c) 已確認之遞延稅項資產和負債

於資產負債表內已確認之遞延稅項資產和負債的性質及年內變動如下：

遞延稅項資產

	會計折舊超過折舊免稅額之數額（港幣千元）	集團間未變現溢利（港幣千元）	稅項虧損（港幣千元）	其他（港幣千元）	總額（港幣千元）
集團					
二零零三年一月一日	(429)	(26,993)	(22,903)	(295)	(50,620)
扣除／(計入)本年度損益賬	50	1,024	5,068	(17)	6,125
稅率改變之影響	(40)	(2,531)	(2,147)	(27)	(4,745)
二零零三年十二月三十一日	(419)	(28,500)	(19,982)	(339)	(49,240)
扣除本年度損益賬	63	6,076	8,892	284	15,315
二零零四年十二月三十一日	**(356)**	**(22,424)**	**(11,090)**	**(55)**	**(33,925)**
公司					
二零零三年一月一日	(171)				
扣除本年度損益賬	32				
稅率改變之影響	(16)				
二零零三年十二月三十一日	(155)				
扣除本年度損益賬	11				
二零零四年十二月三十一日	**(144)**				

附註八　　稅項(續)

c) 已確認之遞延稅項資產和負債(續)

遞延稅項負債

	折舊免稅額超過會計折舊之數額 (港幣千元)	重估物業價值 (港幣千元)	物業折舊免稅額之回補 (港幣千元)	總額 (港幣千元)
集團				
二零零三年一月一日	69,914	4,464	19,662	94,040
扣除/(計入)本年度損益賬	(8,011)	—	8,142	131
扣除本年度權益	—	787	—	787
稅率改變之影響	6,554	—	1,843	8,397
二零零三年十二月三十一日	68,457	5,251	29,647	103,355
扣除/(計入)本年度損益賬	(9,044)	—	7,609	(1,435)
扣除本年度權益	—	6,773	—	6,773
二零零四年十二月三十一日	**59,413**	**12,024**	**37,256**	**108,693**
公司				
二零零三年一月一日	171			
計入本年度損益賬	(32)			
稅率改變之影響	16			
二零零三年十二月三十一日	155			
計入本年度損益賬	(11)			
二零零四年十二月三十一日	**144**			

遞延稅項資產和負債可以抵銷，乃當能合法行使權利把本期稅項資產抵銷本期稅項負債，同時遞延稅項與同一稅務當局有關。

	集團		**公司**	
	2004 (港幣千元)	2003 (港幣千元)	**2004 (港幣千元)**	2003 (港幣千元)
已確認遞延稅項資產	**(3,295)**	(6,510)	**—**	—
已確認遞延稅項負債	**78,063**	60,625	**—**	—
	74,768	54,115	**—**	—

附註八　　稅項（續）

d) 未確認遞延稅項資產

以下項目之遞延稅項資產尚未確認：

	集團		公司	
	2004	2003	**2004**	2003
	（港幣千元）	（港幣千元）	**（港幣千元）**	（港幣千元）
稅項虧損	**241,897**	409,443	**97,441**	66,330
可扣除暫時差異	**13,686**	14,034	**–**	–
	255,583	423,477	**97,441**	66,330

本集團的未確認稅項虧損包括於結算日起五年內到期的虧損20,987,000港元（二零零三年：19,711,000港元）。本集團的其他稅項虧損及可扣除暫時差異及本公司的稅項虧損可以無限期結轉。

附註九　　股息

	集團及公司	
	2004	2003
	（港幣千元）	（港幣千元）
因轉換有擔保可換股債券及行使購股權而分別發行70,209,670股及3,130,435股股份之二零零三年末期股息，每股派3.5港仙（二零零三年：無）	**2,567**	–
中期股息：2,078,982,762股，每股派4.5港仙（二零零三年：1,942,433,910股，每股派1.5港仙）	**93,554**	29,137
擬派末期股息：2,080,026,240股，每股派6.5港仙（二零零三年：1,942,433,910股，每股派3.5港仙）	**135,202**	67,985
	231,323	97,122

附註十　　每股盈利

每股基本盈利乃根據年內股東應佔溢利503,197,000港元（二零零三年：327,164,000港元）及於年內已發行股份之加權平均數2,027,033,564股（二零零三年：1,942,433,910股）計算。每股攤薄後盈利乃根據股東應佔溢利503,197,000港元（二零零三年：327,164,000港元）及就所有具攤薄潛力之普通股作出調整後的已發行股份之加權平均數2,115,339,365股（二零零三年：1,955,156,107股）計算。

用於計算每股基本盈利及每股攤薄後盈利之股東應佔溢利及股份之加權平均數計算如下：

截至十二月三十一日止年度

	股東應佔溢利		股份之加權平均數	
	2004	2003	**2004**	2003
	(港幣千元)	(港幣千元)		
用於計算每股基本盈利之溢利／股份數目	**503,197**	327,164	**2,027,033,564**	1,942,433,910
具攤薄潛力之普通股之影響				
一購股權	**–**	–	**41,922,249**	12,722,197
一有擔保可換股債券	**–**	–	**46,383,552**	–
用於計算每股攤薄後盈利之溢利／股份數目	**503,197**	327,164	**2,115,339,365**	1,955,156,107

附註十一　固定資產

集團

	投資物業（港幣千元）	房地產（港幣千元）	船隻及躉船（港幣千元）	其他資產（港幣千元）	總值（港幣千元）
成本或估值					
二零零四年一月一日	2,525,204	1,066,838	1,940,604	721,226	6,253,872
兌換調整	676	–	–	1	677
添置／轉入	1,967	–	5,628	22,814	30,409
成本調整	(4,203)	–	–	–	(4,203)
出售／轉出	(4,918)	–	(38,253)	(15,531)	(58,702)
重估盈餘	237,633	–	–	–	237,633
二零零四年十二月三十一日	2,756,359	1,066,838	1,907,979	728,510	6,459,686
攤銷及折舊					
二零零四年一月一日	–	232,600	1,149,466	582,411	1,964,477
本年度攤銷及折舊	–	6,710	87,578	54,631	148,919
出售時撥回	–	–	(35,436)	(12,687)	(48,123)
二零零四年十二月三十一日	–	239,310	1,201,608	624,355	2,065,273
賬面淨值					
二零零四年十二月三十一日	**2,756,359**	**827,528**	**706,371**	**104,155**	**4,394,413**
二零零三年十二月三十一日	2,525,204	834,238	791,138	138,815	4,289,395

附註十一　固定資產(續)

公司

	其他資產 (港幣千元)
成本	
二零零四年一月一日	3,544
添置	333
出售	(101)
二零零四年十二月三十一日	3,776
折舊	
二零零四年一月一日	2,535
本年度折舊	389
出售時撥回	(92)
二零零四年十二月三十一日	2,832
賬面淨值	
二零零四年十二月三十一日	**944**
二零零三年十二月三十一日	1,009

本集團之其他資產主要包括傢具、裝修及維修之船隻零件。

本集團之投資物業及房地產於二零零四年十二月三十一日之成本值及估值分析如下：

	位於香港		位於香港以外		
	(長期租約) (港幣千元)	(中期租約) (港幣千元)	(中期租約) (港幣千元)	(永久業權) (港幣千元)	總值 (港幣千元)
投資物業					
二零零四年專業估值	239,000	2,051,894	369,465	96,000	2,756,359
房地產					
一九八九年董事估值	80,080	–	–	–	80,080
成本值	13,369	451,213	522,176	–	986,758
	93,449	451,213	522,176	–	1,066,838

所有投資物業均持作營運收租用途。

投資物業於二零零四年十二月三十一日依據公開市值由獨立專業估值師第一太平戴維斯(香港)有限公司及卓德測計師行作出估值。

附註十一　固定資產*(續)*

所有其他固定資產按成本值減累積折舊列賬。

持作營運收租用途之船隻總賬面值為115,098,000港元(二零零三年：59,672,000港元)及其有關累計折舊費用為97,484,000港元(二零零三年：51,857,000港元)。

附註十二　附屬公司

	公司	
	2004	2003
	(港幣千元)	(港幣千元)
非上市股份按成本價	**20,100**	20,100
附屬公司欠款減準備	**3,372,393**	4,983,206
尚欠附屬公司款項	**(933,763)**	(901,340)
	2,458,730	4,101,966

關於主要附屬公司之詳細資料概列於第九十八頁至第九十九頁。

附註十三　聯營公司

	公司	
	2004	2003
	(港幣千元)	(港幣千元)
非上市股份按成本價	**678**	678
聯營公司欠款減準備	**454**	1,954
	1,132	2,632

	集團	
	2004	2003
	(港幣千元)	(港幣千元)
所佔淨資產	**333,007**	300,584
聯營公司欠款減準備	**295,132**	291,507
尚欠聯營公司款項	**(2,846)**	(2,846)
	292,286	288,661
	625,293	589,245

關於主要聯營公司之詳細資料概列於第九十八頁至第九十九頁。

附註十四　合營投資

a) 共同控制企業

	公司 2004 (港幣千元)	公司 2003 (港幣千元)
資本注資按成本價	**7,803**	4,972

	集團 2004 (港幣千元)	集團 2003 (港幣千元)
所佔淨資產	**14,191**	17,111
未攤銷之商譽	**–**	1,672
共同控制企業欠款	**31,670**	35,218
	45,861	54,001

鑑於一家共同控制企業持續虧損，董事評估過經濟利益的流入後，認為商譽共1,114,000港元（二零零三年：65,898,000港元）應被減值及於綜合損益表內扣除。

本集團所佔共同控制企業之業績包括商譽攤銷為558,000港元（二零零三年：558,000港元）。

附註十四　合營投資*（續）*

b) 共同控制資產

於結算日，與本集團所持有共同控制資產權益有關而在財務報表內確認之資產及負債總額如下：

	集團	
	2004 **（港幣千元）**	2003 （港幣千元）
資產		
固定資產	**290,520**	287,000
存貨	**—**	154,772
代管人持有出售物業之款項	**—**	662,194
應收賬款及按金	**4,441**	31,569
現金及銀行結餘	**20,474**	18,572
	315,435	1,154,107
負債		
應付賬款及應計費用	**131,885**	328,955
遞延税項負債	**5,842**	—
應付税項	**14,442**	—
	152,169	328,955

關於主要合營投資之詳細資料概列於第九十八頁至第九十九頁。

附註十五　投資

	集團		公司	
	2004	2003	**2004**	2003
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
投資證券				
香港上市股本證券按成本價減減值虧損	**4,694**	4,694	**–**	–
非上市股本證券按成本價減減值虧損	**828,228**	840,962	**234,723**	234,723
	832,922	845,656	**234,723**	234,723
其他投資				
香港上市股本證券按市值	**23,895**	–	**–**	–
香港以外上市證券按市值				
一股本證券	**2,211**	–	**–**	–
一債務證券	**19,767**	–	**–**	–
非上市債務證券按公平價值	**27,226**	–	**–**	–
	73,099	–	**–**	–
其他				
香港以外上市流動基金按市值	**57,890**	–	**–**	–
會所會籍按成本價	**140**	140	**–**	–
投資公司欠款	**28,190**	28,190	**125**	125
	86,220	28,330	**125**	125
	992,241	873,986	**234,848**	234,848

於結算日，上市投資證券的市值為5,021,000港元(二零零三年：7,903,000港元)。

附註十五　投資*(續)*

投資的賬面值分析如下：

	投資證券		其他投資		其他		總計	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)	**(港幣千元)**	(港幣千元)	**(港幣千元)**	(港幣千元)
集團								
流動資產	**—**	—	**19,767**	—	**57,890**	—	**77,657**	—
非流動資產	**832,922**	845,656	**53,332**	—	**28,330**	28,330	**914,584**	873,986
	832,922	845,656	**73,099**	—	**86,220**	28,330	**992,241**	873,986
公司								
非流動資產	**234,723**	234,723	**—**	—	**125**	125	**234,848**	234,848

附註十六　商譽

	集團
	(港幣千元)
成本	
二零零四年一月一日及二零零四年十二月三十一日	44,134
攤銷及減值虧損	
二零零四年一月一日	5,231
本年度攤銷	4,208
本年度確認減值虧損	34,695
二零零四年十二月三十一日	44,134
賬面值	
二零零四年十二月三十一日	**—**
二零零三年十二月三十一日	38,903

鑑於附屬公司之財務表現，董事認為商譽的賬面值共34,695,000港元(二零零三年：2,045,000港元)應被減值及不應於財務報表內結轉。因此，基於董事對經濟利益流入之評估後，該金額確認為減值虧損並於綜合損益表內扣除。

附註十七　存貨

	集團 2004 (港幣千元)	集團 2003 (港幣千元)
物業	**349,609**	1,761,229
零件	**98,343**	102,914
其他	**3,249**	2,548
	451,201	1,866,691

持作營運收租用途之物業賬面值為31,336,000港元(二零零三年：28,119,000港元)。

附註十八　貿易應收及應付賬款－賬齡分析

本集團對客戶保持明確並合乎市場需要和客戶業務的信貸政策。銷售信貸只會通過協商給予交易記錄良好的主要客戶。貿易應收賬款之賬齡分析如下：

	集團 2004 (港幣千元)	集團 2003 (港幣千元)
零至三十日	**91,907**	81,165
三十一至六十日	**27,795**	25,541
六十一至九十日	**2,025**	5,208
超過九十日	**15,890**	45,083
	137,617	156,997

貿易應付賬款之賬齡分析如下：

	集團 2004 (港幣千元)	集團 2003 (港幣千元)
零至三十日	**189,964**	445,771
三十一至六十日	**761**	9,795
六十一至九十日	**550**	4,974
超過九十日	**708**	1,800
	191,983	462,340

附註十九　僱員福利準備

僱員福利準備代表本集團預期付出之僱員累積有薪休假的費用。

	集團		公司	
	2004	2003	**2004**	2003
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
一月一日	**24,521**	28,700	**3,196**	2,594
收購附屬公司之添置	**–**	138	**–**	–
年內準備／(使用)淨額	**4,260**	(2,648)	**4,034**	741
年內已付之金額	**(841)**	(1,669)	**(43)**	(139)
十二月三十一日	**27,940**	24,521	**7,187**	3,196

附註二十　股本

	2004		2003	
	股份數目	**(港幣千元)**	股份數目	(港幣千元)
法定股本				
每股面值0.25港元普通股				
一月一日及十二月三十一日	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
發行及已繳足股本				
每股面值0.25港元普通股				
一月一日	**1,942,433,910**	**485,608**	1,942,433,910	485,608
轉換有擔保可換股債券	**127,390,540**	**31,848**	–	–
行使購股權	**10,201,790**	**2,551**	–	–
十二月三十一日	**2,080,026,240**	**520,007**	1,942,433,910	485,608

附註二十一 購股權計劃

於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已被終止，並採納新購股權計劃(二零零二年購股權計劃)。本公司董事會可授出購股權予合資格人士(包括本公司的董事及僱員)，以認購本公司之普通股。購股權計劃之其他詳細資料概列於第三十九頁至第四十二頁之董事會報告書中「權益之披露」((d)段)。

購股權的詳情如下：

截至二零零四年十二月三十一日止年度

		購股權數目					
授出日期	行使價	於二零零四年一月一日	年內授出	年內行使	年內逾期失效	於二零零四年十二月三十一日	附註
a) 一九九三年購股權計劃							
一九九五年三月二十四日	3.35港元	5,401,791	—	(5,401,791)	—	—	
二零零零年一月三日	1.15港元	25,669,565	—	(4,799,999)	—	20,869,566	(i)
		31,071,356	—	(10,201,790)	—	20,869,566	
b) 二零零二年購股權計劃							
二零零四年五月二十五日	3.15港元	—	112,454,870	—	—	112,454,870	(i)
二零零四年七月八日	3.95港元	—	918,800	—	—	918,800	(ii)
二零零四年九月二十二日	4.20港元	—	5,000,000	—	—	5,000,000	(i)
		—	118,373,670	—	—	118,373,670	
		31,071,356	118,373,670	(10,201,790)	—	139,243,236	

附註二十一 購股權計劃(續)

截至二零零三年十二月三十一日止年度

		購股權數目					
授出日期	行使價	於二零零三年一月一日	年內授出	年內行使	年內逾期失效	於二零零三年十二月三十一日	附註
一九九三年購股權計劃							
一九九三年六月十日	4.98港元	31,204,819	—	—	(31,204,819)	—	
一九九五年三月二十四日	3.35港元	5,401,791	—	—	—	5,401,791	(i)
二零零零年一月三日	1.15港元	25,669,565	—	—	—	25,669,565	(iii)
		62,276,175	—	—	(31,204,819)	31,071,356	

附註:

(i) 於二零零四年十二月三十一日及二零零三年十二月三十一日尚未行使之購股權乃授予董事,並可由每次授出日期起計十年內行使。

(ii) 於二零零四年十二月三十一日尚未行使之購股權乃授予僱員,並可由每次授出日期起計五年內行使。

(iii) 於二零零三年十二月三十一日尚未行使之24,000,001股購股權乃授予董事,並可由授出日期起計十年內行使。其餘1,669,564股購股權乃授予僱員,並可由每次授出日期起計五年內行使。

附註二十二 儲備

	集團		公司	
	2004	2003	**2004**	2003
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
資本儲備賬				
一月一日	**47,823**	113,650	**–**	–
從損益賬轉入	**–**	21	**–**	–
註銷附屬公司之減額	**(3,680)**	–	**–**	–
資產變現之減額	**–**	(55,958)	**–**	–
資產重新分類之減額	**–**	(6,070)	**–**	–
因資產重新分類而轉入投資物業重估價值儲備賬	**–**	(3,820)	**–**	–
十二月三十一日	**44,143**	47,823	**–**	–
投資物業重估價值儲備賬				
一月一日	**13,150**	–	**–**	–
重估盈餘	**188,482**	49,605	**–**	–
出售投資物業之減額	**(257)**	–	**–**	–
撥回以往從損益賬扣除的重估虧損	**–**	(35,024)	**–**	–
撥回以往從損益賬扣除的遞延税項	**–**	(4,464)	**–**	–
本年度扣除的遞延税項	**(6,773)**	(787)	**–**	–
從資本儲備賬轉入	**–**	3,820	**–**	–
十二月三十一日	**194,602**	13,150	**–**	–
股份溢價賬				
一月一日	**3,795,658**	3,795,658	**3,795,658**	3,795,658
轉換有擔保可換股債券	**264,972**	–	**264,972**	–
行使購股權	**21,065**	–	**21,065**	–
發行股份之費用	**(204)**	–	**(204)**	–
十二月三十一日	**4,081,491**	3,795,658	**4,081,491**	3,795,658

附註二十二 儲備*(續)*

	集團		公司	
	2004	2003	**2004**	2003
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
資本贖回儲備賬				
一月一日及十二月三十一日	**5,019**	5,019	**5,019**	5,019
滙兑儲備賬				
一月一日	**975**	1,940	**–**	–
折算兑換差額	**394**	(965)	**–**	–
十二月三十一日	**1,369**	975	**–**	–
損益賬				
一月一日	**2,012,083**	1,782,062	**817,979**	802,726
年內溢利	**503,197**	327,164	**134,034**	112,375
	2,515,280	2,109,226	**952,013**	915,101
轉至資本儲備賬	**–**	(21)	**–**	–
股息	**(231,323)**	(97,122)	**(231,323)**	(97,122)
十二月三十一日	**2,283,957**	2,012,083	**720,690**	817,979
	6,610,581	5,874,708	**4,807,200**	4,618,656

於結算日資本儲備賬內包括商譽及負商譽分別為34,121,000港元及6,519,000港元(二零零三年：34,121,000港元及10,199,000港元)。

根據公司條例第79B條規定計算，本公司於結算日可分配予股東之儲備為720,690,000港元(二零零三年：817,979,000港元)。

股東應佔綜合溢利中包括已計入本公司賬目內的溢利134,034,000港元(二零零三年：110,973,000港元)。

本集團之保留溢利／(虧損)分析如下：

	本公司及附屬公司 (港幣千元)	聯營公司 (港幣千元)	共同控制企業 (港幣千元)	總計 (港幣千元)
於二零零四年十二月三十一日之保留溢利／(虧損)	**2,091,727**	**208,287**	**(16,057)**	**2,283,957**
於二零零三年十二月三十一日之保留溢利／(虧損)	1,868,255	158,034	(14,206)	2,012,083

附註二十三 長期借貸

	集團	
	2004	2003
	(港幣千元)	(港幣千元)
須於下列期限償還之銀行貸款		
不超過一年	**784,329**	68,850
超過一年，但少於兩年	**145,099**	662,450
超過兩年，但少於五年	**350,324**	496,450
減：列於流動負債內之流動部分	**(784,329)**	(68,850)
	495,423	1,158,900
須於下列期限償還之其他貸款		
超過五年	**5,000**	5,000
有擔保可換股債券		
不超過一年	**–**	296,820
減：列於流動負債內之流動部分	**–**	(296,820)
	–	–
	500,423	1,163,900
包括：		
銀行貸款(附註a)	**1,279,752**	1,227,750
其他貸款(附註b)	**5,000**	5,000
有擔保可換股債券(附註c)	**–**	296,820
減：列於流動負債內之流動部分	**(784,329)**	(365,670)
	500,423	1,163,900

附註二十三 長期借貸 *(續)*

附註：

a) 銀行貸款295,252,000港元(二零零三年：312,000,000港元)乃以本集團若干船隻514,567,000港元(二零零三年：567,345,000港元)作抵押。

餘額由本公司作出擔保而取得。銀行貸款中482,752,000港元(二零零三年：530,750,000港元)為分期償還。

b) 其他貸款屬無抵押及免利息。

c) 一九九九年七月，一家附屬公司發行總值70,000,000美元用作支付長沙灣船廠舊址重建計劃之補地價金額及發展費用以年利率4.25%並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。債券持有人可在一九九九年七月二十七日至二零零四年七月二十日期間，隨時按7.76港元兌1美元之固定滙率，以每股2.33港元兌換價(可作出調整)將債券轉換為每股面值0.25港元之本公司股份。除非先前已被購回及註銷、贖回或轉換，該批債券該於二零零四年七月二十七日按本金之132.5%加應計利息贖回。賬表內已就應付贖回溢價提撥準備，使應付溢價於債券有效期內按固定比率撇銷。

年內，合共面值38,300,000美元之有擔保可換股債券被轉換為127,390,540股每股面值0.25港元之本公司股份。

附註二十四 少數股東權益及貸款

	集團	
	2004	2003
	(港幣千元)	(港幣千元)
應佔權益	**1,671,753**	1,349,804
少數股東貸款	**1,576,084**	2,608,461
	3,247,837	3,958,265

少數股東貸款並無擔保及並無固定還款期。本集團並無對少數股東貸款作出任何之擔保。其中24,141,000港元(二零零三年：779,694,000港元)乃以香港銀行同業拆息加百分之零點五八計算利息而餘額則免利息。

附註二十五 綜合現金流量表

a) 收購附屬公司權益

	2004 **(港幣千元)**	2003 (港幣千元)
收購資產淨值		
固定資產	–	3,964
貿易及其他應收賬款、按金及預付款	–	23,340
現金及銀行結餘	–	19,870
貿易及其他應付賬款、按金及應計費用	–	(17,175)
僱員福利準備	–	(138)
	–	29,861
集團原來所佔共同控制企業權益	–	(55,019)
	–	(25,158)
來自收購之商譽	–	44,134
	–	18,976
支付方式		
以賣方尚欠本集團之款項作抵銷	–	18,976
已支付代價	–	–
收購之現金及等同現金	–	19,870
收購附屬公司權益的現金流量	–	19,870

附註二十五 綜合現金流量表(續)

b) 註銷／出售附屬公司權益

	2004 (港幣千元)	2003 (港幣千元)
註銷／出售資產淨值		
聯營公司	–	312,342
現金及銀行結餘	176	–
貿易及其他應付賬款、按金及應計費用	–	(13)
少數股東權益	(79)	–
	97	312,329
資本儲備賬之變現	(3,680)	–
	(3,583)	312,329
註銷／出售之盈利	3,680	29,671
	97	342,000
收取方式		
現金代價	97	342,000
已收取代價	97	342,000
註銷／出售之現金及等同現金	(176)	–
註銷／出售附屬公司權益的現金流量	(79)	342,000

註銷／出售附屬公司對本集團截至二零零四年及二零零三年十二月三十一日止年度之業績並無重大影響。

附註二十五 綜合現金流量表(續)

c) 現金及等同現金之分析

現金及等同現金由上市流動基金、定期存款、現金及銀行結餘組成。現金流量表中，現金及等同現金包括以下資產負債表之款額：

	2004 (港幣千元)	2003 (港幣千元)
上市流動基金	**57,890**	–
定期存款	**3,482,268**	1,500,684
現金及銀行結餘	**390,393**	113,488
	3,930,551	1,614,172
超過三個月之定期存款	**(750)**	(36,000)
現金流量表內之現金及等同現金	**3,929,801**	1,578,172

於結算日，現金及等同現金包括附屬公司持有的現金及銀行結餘18,860,000港元(二零零三年：19,179,000港元)，該等款項因受貨幣兑換限制，不能自由地滙出予本集團。

d) 主要非現金交易

年內，合共面值38,300,000美元之有擔保可換股債券以每股2.33港元兑換價，轉換為127,390,540股每股面值0.25港元之本公司股份。有擔保可換股債券之利息及贖回溢價準備撥回共88,220,000港元，已計入損益賬內。

附註二十六 公積金計劃

本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金(強積金)計劃。由於本集團現行之公積金計劃已獲豁免，所有員工均可選擇加入強積金計劃或維持原有計劃。如員工選擇加入強積金計劃，公司和員工均須以僱員有關入息(以20,000港元為上限)之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款。

除強積金計劃外，本集團亦有定額供款之公積金計劃，包括所有不選擇加入強積金計劃之合資格員工。本集團和員工均須以僱員之每月基本薪金之百分之五作為供款。

上述強積金計劃及定額供款之公積金計劃之資產均由獨立之信託人管理。本集團於二零零四年十二月三十一日止年度之損益賬中扣除之供款為21,054,000港元(二零零三年：20,206,000港元)。兩年均沒有因員工退出定額供款之公積金計劃而被沒收僱主公積金供款以抵銷僱主之供款。於結算日，本集團有20,459,000港元(二零零三年：18,018,000港元)之沒收供款可供使用，以抵銷日後本集團對有關計劃的供款。

附註二十七 承擔

a) 資本承擔

	集團		公司	
	2004	2003	**2004**	2003
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
已簽約但未撥備				
資本性支出	**32,337**	30,457	**—**	—
共同控制企業資本注資	**6,368**	9,650	**6,368**	9,198
	38,705	40,107	**6,368**	9,198
已批准但未簽約				
資本性支出	**—**	11,568	**—**	—

於結算日，本集團就收購澳門南灣澳門塔毗鄰之物業地盤的土地發展權而承擔的收購價尚未支付，金額為1,500,000,000港元，已在第三十五頁之董事會報告書的「關連交易」第7項內披露。

除以上所述外，本集團所佔共同控制企業本身之資本承擔如下：

	集團	
	2004	2003
	(港幣千元)	(港幣千元)
已簽約但未撥備	**16**	1,468
已批准但未簽約	**7**	825
	23	2,293

b) 租約承擔

不能取消之營運租約下來年應付之最低租金總額如下：

	集團	
	2004	2003
	(港幣千元)	(港幣千元)
第一年內	**3,655**	3,435
第二至第五年內	**5,151**	1,943
第五年後	**1,153**	—
	9,959	5,378

本集團之營運租約之年期主要介乎兩年至七年。

附註二十七 承擔*(續)*

c) 來年應收之最低租金

不能取消之營運租約下來年應收之最低租金總額如下：

	集團	
	2004	2003
	(港幣千元)	(港幣千元)
第一年內	**88,395**	64,618
第二至第五年內	**148,899**	132,037
第五年後	**40,951**	8,770
	278,245	205,425

本集團之營運租約之年期主要介乎一年至十年。

附註二十八 或然負債

	集團		公司	
	2004	2003	**2004**	2003
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
本公司為附屬公司取得信貸向第三者發出保證書	**–**	–	**984,500**	915,800
本公司為附屬公司發行有擔保可換股債券而作出擔保	**–**	–	**–**	296,820
銀行發出信用狀	**349**	163	**–**	–

除以上所述者外，本集團在一份營運協議下為共同控制企業尚欠第三者款項向此第三者發出保證書。於結算日，本集團所佔此等或然負債為845,000港元(二零零三年：無)。

附註二十九 關連人士交易

a) 集團按正常商業條件及在正常業務運作過程中進行重大的關連人士交易，詳情如下：

	附註	2004 (港幣千元)	2003 (港幣千元)
與澳門娛樂集團之重大交易	(i)		
已收澳門娛樂股息		**115,518**	16,845
售予澳門娛樂集團船票		**473,966**	401,505
就澳門娛樂集團購買的船票向澳門娛樂集團授出的折扣		**23,698**	20,075
就澳門娛樂集團銷售的船票向澳門娛樂集團支付的佣金		**15,744**	12,001
就管理酒店及澳門旅遊塔會展娛樂中心(澳門塔)向澳門娛樂收取的費用		**38,646**	31,262
就澳門船務向澳門娛樂集團購入燃料		**126,063**	78,531
澳門娛樂集團代本集團收取在澳門銷售船票及提供有關服務的金額		**315,447**	234,571
就澳門船務開支向澳門娛樂集團償還的金額		**137,890**	126,914
澳門娛樂集團償還其分享的員工開支及行政資源		**28,821**	25,887
澳門娛樂償還管理澳門塔的金額		**46,796**	17,988
代澳門娛樂收取澳門塔之總經營收益		**4,118**	13,757
收取澳門娛樂集團之船舶租金收益		**—**	20,176
來自澳門娛樂的暫借款項		**47,159**	62,697
與香港中國旅行社有限公司(香港中旅)之重大交易	(ii)		
就出售船票而付予香港中旅的佣金		**27,901**	22,170
香港中旅代本集團收取銷售船票及提供有關服務的淨收入		**138,575**	110,578
信德船務有限公司(信德船務)償還其分享的員工開支及行政資源	(i)	**192**	12,777
付予一家附屬公司少數股東之利息支出		**1,865**	18,832
付予一家聯營公司之保險費		**31,553**	46,084
付予一家合營投資之建築成本		**24,160**	257,861
代一家合營投資收取渡輪乘客處理費		**19,166**	—

附註二十九 關連人士交易 *(續)*

附註：

(i) 本公司董事何鴻燊博士、拿督鄭裕彤博士及何超瓊女士為澳門娛樂及信德船務之董事並擁有該兩間公司的實益權益。本公司董事何超鳳女士為信德船務之董事並擁有該公司的實益權益。本公司董事莫何婉穎女士為澳門娛樂之董事並擁有澳門娛樂及信德船務的實益權益。本公司董事岑康權先生擁有澳門娛樂的實益權益。澳門娛樂及信德船務為本公司之主要股東。

(ii) 香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為本集團一家附屬公司的少數股東。

b) 若干關連人士交易亦在第三十二頁至第三十六頁之董事會報告書的「關連交易」內披露。

c) 附屬公司、聯營公司、合營投資及少數股東之應收及應付款項於財務報表附註第十二項至第十四項及第二十四項內披露。

附註三十　分類資料

業務分類

集團

2004

	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撤銷 (港幣千元)	綜合 (港幣千元)
營業額及收益						
對外營業額	1,577,307	1,895,492	153,123	123,208	–	3,749,130
各分類間之營業額	9,569	1,600	7,070	–	(18,239)	–
其他收益	72,523	3,921	430	11,855	–	88,729
	1,659,399	1,901,013	160,623	135,063	(18,239)	3,837,859
分類業績	243,226	550,276	19,597	121,585	–	934,684
未分配收入						17,122
未分配支出						(77,973)
利息收入						11,875
經營溢利						885,708
融資成本						(12,850)
投資虧損淨額						(48,543)
所佔聯營公司業績	–	42,739	40,889	2,569	–	86,197
所佔共同控制企業業績	4,239	1,077	1,159	(7,091)	–	(616)
除稅前溢利						909,896
稅項						(84,934)
少數股東權益						(321,765)
年內淨溢利						503,197
資產						
分類資產	2,001,088	5,443,817	544,886	1,019,215	(2,156)	9,006,850
聯營公司	–	293,884	329,560	1,849	–	625,293
合營投資	22,010	16,765	7,086	–	–	45,861
未分配資產						2,827,685
總資產						12,505,689
負債						
分類負債	236,665	893,018	51,368	744	(2,156)	1,179,639
未分配負債						2,388,507
總負債						3,568,146
其他資料						
資本性支出	16,330	7,445	5,724	101		
折舊	134,585	4,854	8,138	953		
商譽攤銷	–	–	1,140	3,068		
撥回有擔保可換股債券之利息及贖回溢價準備	–	88,220	–	–		

附註三十 分類資料*(續)*
業務分類*(續)*

集團

2003

	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
營業額及收益						
對外營業額	1,273,274	3,741,396	119,215	17,361	—	5,151,246
各分類間之營業額	11,204	1,884	—	—	(13,088)	—
其他收益	15,241	3,426	17,121	1,365	—	37,153
	1,299,719	3,746,706	136,336	18,726	(13,088)	5,188,399
分類業績	49,030	374,430	6,506	4,795	—	434,761
未分配收入						22,199
未分配支出						(101,826)
利息收入						9,357
經營溢利						364,491
融資成本						(39,994)
投資虧損淨額						(38,272)
所佔聯營公司業績	—	8,026	32,256	2,032	—	42,314
所佔共同控制企業業績	(1,065)	6,233	(2,242)	(10,512)	—	(7,586)
除税前溢利						320,953
税項						(21,620)
少數股東權益						27,831
年內淨溢利						327,164
資產						
分類資產	1,705,214	8,043,209	653,737	928,472	(2,305)	11,328,327
聯營公司	—	266,240	320,636	2,369	—	589,245
合營投資	19,741	16,680	16,981	599	—	54,001
未分配資產						935,234
總資產						12,906,807
負債						
分類負債	198,863	2,154,142	10,083	768	(2,305)	2,361,551
未分配負債						2,767,151
總負債						5,128,702
其他資料						
資本性支出	25,808	83,313	2,521	—		
折舊	138,117	3,709	5,206	2,995		
商譽攤銷	—	—	1,140	2,046		
重估投資物業價值盈餘	—	35,024	—	—		

附註三十　分類資料*(續)*

地區分類

集團

2004

	香港 (港幣千元)	澳門 (港幣千元)	其他 (港幣千元)	綜合 (港幣千元)
營業額及收益	**2,826,278**	**885,927**	**125,654**	**3,837,859**
分類資產	**9,786,095**	**2,166,101**	**553,493**	**12,505,689**
資本性支出	**23,595**	**1,103**	**5,235**	

2003

	香港 (港幣千元)	澳門 (港幣千元)	其他 (港幣千元)	綜合 (港幣千元)
營業額及收益	4,483,614	616,196	88,589	5,188,399
分類資產	10,161,191	2,199,889	545,727	12,906,807
資本性支出	109,337	2,507	68	

附註三十一　賬表通過

本賬表經董事會於二零零五年四月二十一日通過。

	註冊地點／ 主要經營地點	發行及已繳足 普通股本／ 註冊資本	集團所佔 股權百分比	主要業務
運輸				
信德輪船有限公司	香港	2港元	100	投資控股
Interdragon Ltd.	英屬處女群島	10,000美元	60	投資控股
信德中旅船務投資有限公司	英屬處女群島	10,000美元	42.6	投資控股
Glowfield Group Ltd.	英屬處女群島	27美元	42.6	投資控股
信德中旅輪船有限公司	英屬處女群島	2美元	42.6	投資控股
信德中旅船務管理有限公司	香港／ 香港－澳門	200港元 1,000,000港元+	42.6	船務管理
海洋造船工程有限公司	香港	200港元 100,000港元+	42.6	建造及 修理船舶
華顯投資有限公司	香港／ 香港－澳門	2港元 2港元+	42.6	航運
遠東水翼船務有限公司	香港／ 香港－澳門	2,000港元 5,000,000港元+	42.6	航運
港澳飛翼船有限公司	香港／ 香港－澳門	10,000,000港元	42.6	航運
Ravenser Enterprises Ltd.	香港／ 香港－澳門	20港元 1,000,000港元+	42.6	航運
大德興船務有限公司	香港／ 香港－澳門	200港元 5,200,000港元+	42.6	航運
地產－香港				
信德發展有限公司	香港	27,840,000港元	100	投資控股
Bonsuric Co. Ltd.	香港	2港元	100	物業發展
Garraton Investment Ltd.	香港	1,000港元	100	物業投資
Goform Ltd.	香港	2港元	100	物業投資
可時發展有限公司	香港	2港元	100	物業投資
Iconic Palace Ltd.	香港	20港元	100	物業投資及發展
Shun Tak Property Investment & Management Holdings Ltd.	香港	2港元	100	物業投資及管理
隆益投資有限公司	香港	100港元	51	物業投資及發展
Treasure Peninsula Ltd.	香港	1,000港元	51	二按貸款
怡輝信德建築聯營有限公司**	香港	2港元^	50	物業建築工程

	註冊地點／主要經營地點	發行及已繳足普通股本／註冊資本	集團所佔股權百分比	主要業務
地產－澳門				
Eversun Co. Ltd.	香港／澳門	200港元	100	物業投資
氹仔城市發展有限公司	澳門	澳門幣 10,000,000元#	25	物業投資及發展
地產－國內				
信德文化廣場有限公司	香港	10港元	60	投資控股
廣州信德房地產有限公司**	中國	130,000,000港元@	60	物業投資及發展
酒店及消閒				
Florinda Hotel International Ltd.	英屬處女群島／澳門	1美元	100	酒店管理
信德旅遊有限公司	香港	2,000,000港元	100	旅行社服務
信德娛樂服務股份有限公司	澳門	澳門幣1,000,000元	80	物業控股
Excelsior-Hoteis e Investimentos, Limitada**	澳門	澳門幣20,000,000元#	50	經營酒店
海島旅遊發展有限公司	澳門	澳門幣 200,000,000元#	35	酒店及高爾夫球會所業務
財務				
信德財務有限公司	香港	2港元	100	財務管理
Shun Tak Finance (Overseas) Ltd.	澤西	12美元 26,360美元*	100 100	財務管理
其他				
信德科技投資有限公司	香港	2港元	100	投資控股
Step Ahead International Ltd.	英屬處女群島／香港	1美元	100	一般投資

上表所列乃董事認為對本集團之業績及資產淨值有相當影響之主要附屬公司、聯營公司及合營投資。以董事之意見，若將全部附屬公司、聯營公司及合營投資之詳細資料列出，則會過於冗長。

除信德輪船有限公司、信德發展有限公司、Shun Tak Property Investment & Management Holdings Ltd.、信德科技投資有限公司及Step Ahead International Ltd.為本公司直接擁有的全資附屬公司外，其他附屬公司、聯營公司及合營投資均為間接擁有。

+ *沒有投票權之遞延權益股*
* *可贖回優先股*
@ *註冊資本*
# *聯營公司*
^ *合營投資*
** *非由羅兵咸永道會計師事務所有限公司審核之公司*

	2004 **(港幣百萬元)**	2003 (港幣百萬元)	2002 (港幣百萬元)	2001 (港幣百萬元)	2000 (港幣百萬元)
綜合損益表					
營業額	**3,749**	5,151	5,015	5,339	3,238
股東應佔溢利	**503**	327	378	276	247
股息總額	**231**	97	148	78	78
綜合資產負債表					
固定資產	**4,395**	4,289	4,297	3,451	3,280
聯營公司	**625**	589	939	1,024	1,105
合營投資	**46**	54	73	423	369
投資	**915**	874	995	483	437
商譽	**–**	39	–	–	–
應收按揭貸款	**973**	1,626	1,556	652	30
遞延税項資產	**3**	7	12	–	–
流動資產淨值	**4,135**	4,133	5,322	8,567	11,215
資金運用	**11,092**	11,611	13,194	14,600	16,436
股本	**520**	486	486	389	389
儲備	**6,611**	5,875	5,698	5,226	5,018
擬派股息	**135**	68	68	47	47
股東權益	**7,266**	6,429	6,252	5,662	5,454
少數股東權益及貸款	**3,248**	3,958	4,640	5,233	4,589
長期借貸	**500**	1,164	2,177	3,560	6,277
贖回有擔保 可換股債券之溢價準備	**–**	–	69	86	51
遞延税項負債	**78**	60	56	59	65
運用之資金	**11,092**	11,611	13,194	14,600	16,436
發行及已繳足股份數目(百萬股)	**2,080**	1,942	1,942	1,554	1,554

發行及已繳足股份數目乃根據結算日已發行股份釐定。

	2004	2003	2002	2001	2000
業績數據					
每股盈利(港仙)					
一基本	**24.8**	16.8	20.5	16.5	14.8
一攤薄後	**23.8**	16.7	20.5	不適用	不適用
每股股息(港仙)					
一中期	**4.5**	1.5	3.5	2.0	2.0
一末期	**6.5**	3.5	3.5	3.0	3.0
盈利派息比率	**2.3**	3.4	2.9	3.3	3.0
流動資產與流動負債比率	**3.9**	4.2	3.4	7.5	13.1
資本與負債比率(%)	**–**	–	25.6	61.7	104.2
股東權益回報率(%)	**6.9**	5.1	6.0	4.9	4.5
資金運用回報率(%)	**4.5**	2.8	2.9	1.9	1.5
每股資產淨值(港元)	**3.5**	3.3	3.2	3.6	3.5

資本與負債比率即淨借貸與股東權益之比例。

	2004	2003	2002	2001	2000
各部門職員					
總公司	**147**	129	123	128	114
運輸	**1,669**	1,654	1,701	1,756	1,770
地產	**230**	263	170	125	31
酒店及消閒	**72**	63	99	92	129

茲通告信德集團有限公司訂於二零零五年六月十四日(星期二)下午三時假座香港中環干諾道中200號信德中心招商局大廈一樓澳門賽馬會會所黃金閣召開股東週年常會，商議下列事項：

一. 省覽及通過截至二零零四年十二月三十一日止財政年度經審核之財政報告、董事會報告及核數師報告。

二. 宣派末期股息。

三. 重選董事並釐定董事酬金。

四. 續聘核數師並釐定其酬金。

五. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「**動議：**

(甲) 在本決議案(乙)段之限制下，一般性及無條件批准授權本公司董事會在有關期間內行使本公司一切權力以購回本公司股份；

(乙) 本公司根據本決議案(甲)段之批准，按香港公司股份購回守則在香港聯合交易所有限公司或由香港證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十，而上述之批准亦須受此限制；

(丙) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

(一)動議：

(甲) 在本決議案(丙)段之限制下，根據公司條例第57B條，一般性及無條件批准授權本公司董事會在有關期間內行使本公司之一切權力以便配發、發行及處置本公司股本中之額外股份，並作出或授予可能需要行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(乙) 本決議案(甲)段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(丙) 本公司董事會依據本決議案(甲)段批准配發或同意有條件或無條件配發(不論是否依據行使期權而配發者)之股本面值總額，惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替本公司派發之全部或部份股息之以股代息計劃或類似安排，不得超過下列各項之總額：

(aa) 本決議案通過當日本公司已發行股本面值總額之百分之二十，另加；

(bb) (倘本公司董事會獲本公司股東另行通過決議案授權)在本決議案獲通過後本公司購回之本公司股本面值(最高以本決議案通過當日本公司已發行股本面值總額之百分之十為限)，而上述之批准亦須受此限制；

(丁) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力；及

「供股」指本公司董事會於其所訂定之期間內向於其一指定記錄日期已名列本公司股東名冊之股份持有人（及，如適用，向本公司其他證券之合資格持有人），按彼等當時持有該等本公司股份（或，如適用，該等其他證券）之比例向彼等配股或發行有權認購本公司股份之期權、認股權證或其他證券（惟在所有情況下本公司董事會有權就零碎配額，或經考慮適用於本公司任何地域之法律之任何限制或責任或任何認可監管機構或證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排）。」

「(二) **動議**批准授予本公司董事會行使本會議通告第六項所載第（一）項決議案（甲）段所述之本公司權力並就該決議案（丙）段之中(bb)分段所述之本公司股本事宜而行使該權力。」。

七. 作為特別事項考慮，及如認為適當，通過下列決議案為特別決議案：

特別決議案

「**動議**對本公司組織章程細則作出以下修改：

(甲) 刪除公司細則第77條全部內容，並以下列條文所替代：

「77. 每名董事（包括特別任期的董事）須至少每三年於股東週年常會上輪席告退一次。」

(乙) 刪除公司細則第78條全部內容，並以下列條文所替代：

「78. －刪除－」

(丙) 於公司細則第103條後加入以下之新公司細則第103A條：

「103A. 任何董事或其替代人可透過電話會議或類似形式之通訊設備有效參與董事會或董事會屬下委員會之會議，惟參與該會議之所有人士必須能夠於該會議上彼此聆聽及交談。據此參與之人士應被視為親身出席

會議，並因此計入法定人數及有權投票。倘參與該會議最大組別之人士已組成（或倘並無組別之人數較任何其他組別為多，則為該大會主席），則該會議應被視為已進行。」」

承董事會命



曾美珠

公司秘書

香港，二零零五年四月二十九日

註冊辦事處：

香港中環

干諾道中200號

信德中心

西座39字頂樓

附註：

一. 凡有權出席上述通告召開常會及投票之本公司股東，均有權委任一位或兩位代表出席及於投票表決時代其投票，受委代表毋須為本公司股東。

二. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（指如有而言）或由公證人簽署證明之該授權書或授權文件副本，最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處，方為有效。

三. 填妥及交回代表委任表格後，股東仍可出席上述常會或其任何續會，並在會上投票。倘股東可出席常會，並於會上投票，則代表委任表格將被視為已撤回。

四. 倘屬聯名股份持有人，任何一位持有人均可親自或以其受委代表就該等股份於常會上投票，但以較優先一位人士之投票將獲接納，其他聯名持有人之投票則不會受理，就此而言，優先次序按照聯名持有人於本公司股東名冊上之排名先後而定。

五. 本公司將由二零零五年六月九日（星期四）至二零零五年六月十四日（星期二），首尾兩天包括在內，暫停辦理股份過戶登記手續；在該段其間內，所有轉讓均不被接納。為確定有權享有末期股息之資格，所有轉讓文件連同有關之股票最遲須於二零零五年六月八日（星期三）下午四時前送達本公司股份過戶登記處，地址為香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司。

六. 關於上述第五項議程，董事會特請股東注意一份將連同二零零四年年報一併寄予各股東之通函，該份通函將列出香港聯合交易所有限公司上市規則有關購回股份之重要條款。股東授予董事會購回股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

七. 關於上述第六項議程，董事會特表明現時並無計劃發行本公司任何額外新股(依據第(一)項決議案(丙)段所載第(ii)、(iii)或(iv)項議程而配發者除外)。股東授予董事會發行股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

SHUN TAK HOLDINGS LIMITED

Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

信德集團有限公司

香港中環干諾道中二百號
信德中心西座三十九字頂樓

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shun Tak Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

PROPOSALS FOR

(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES,

(2) RE-ELECTION OF DIRECTORS

AND

(3) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

29 April, 2005

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo**
Mr. Robert Kwan**
Mr. Norman Ho**
Dato' Dr. Cheng Yu Tung*
Mrs. Mok Ho Yuen Wing, Louise*
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho
Mr. Shum Hong Kuen, David

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road
Central Hong Kong

29 April, 2005

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR
(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES,
(2) RE-ELECTION OF DIRECTORS
AND
(3) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

(i) General Mandates

Pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Hong Kong Companies Ordinance

(Cap 32) (the "Companies Ordinance"), listed companies incorporated in Hong Kong may in certain circumstances, if authorised by their Articles of Association, purchase their own shares.

On 3rd June, 2004, general mandates were given by the Company to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of HK$0.25 each of the Company ("Shares") and to issue new Shares. Under the Hong Kong Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the forthcoming annual general meeting of the Company to be held on 14 June, 2005 (the "Annual General Meeting") for the grant of these general mandates.

The purpose of this circular dated 29 April, 2005 (the "Circular") is to, inter alia, provide you with information regarding the proposed general mandates to repurchase Shares and to issue new Shares.

(ii) **Re-election of Directors**

In accordance with Articles 73, 77 and 79 of the Company's Articles of Association (the "Articles"), the Directors retiring by rotation at the Annual General Meeting are Dr. Stanley Ho, Ms. Pansy Ho, Mr. Andrew Tse, Mr. Anthony Chan and Mr. Norman Ho who, being eligible, offer themselves for re-election (the "Re-election").

The purpose of the Circular is to, inter alia, provide you with information regarding the proposed Re-election.

(iii) **Articles of Association**

As a result of the changes made to Appendix 14 of the Listing Rules, which came into effect on 1st January, 2005, the Company is required to amend Article 77 of the Articles so as to comply with the amendments to the Listing Rules (the "Listing Rules Amendments"). In addition, as part of the periodic review by the Company of the Articles, changes considered to be necessary and/or beneficial to the Company have been proposed by inserting a new Article 103A.

The purpose of the Circular is to, inter alia, provide you with information regarding the proposed amendments to the Articles.

GENERAL MANDATE TO REPURCHASE SHARES

The ordinary resolution set out in item 5 of the notice of the Annual General Meeting, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the next annual general meeting of the Company following the passing of the ordinary resolution, or such earlier period as stated in the ordinary resolution, up to a maximum of 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed (the "Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information regarding the Repurchase Mandate, is set out in Appendix 1 to the Circular.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, the ordinary resolutions set out in item 6 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general mandate to issue new Shares representing up to (i) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed plus (ii) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (the "Issue Mandate").

RE-ELECTION OF DIRECTORS

At the Annual General Meeting, the ordinary resolution set out in item 3 of the notice of the Annual General Meeting will be proposed which, if passed, will re-elect Dr. Stanley Ho, Ms. Pansy Ho, Mr. Andrew Tse, Mr. Anthony Chan and Mr. Norman Ho as Directors. Details of the above Directors required to be disclosed by the Listing Rules are set out in Appendix 2 to the Circular.

AMENDMENTS TO ARTICLES OF ASSOCIATION

In line with the Listing Rules Amendments, a special resolution will be proposed at the Annual General Meeting to amend Article 77 by requiring every director to retire by rotation every three years at annual general meeting.

In addition, as part of the periodic review by the Company of the Articles, a new Article 103A will be proposed so as to enable the Company to conduct meetings of the Board or committees of the Board through the medium of telephone conference or similar form of communication equipment.

At the Annual General Meeting, the special resolution set out in item 7 of the notice of the Annual General Meeting will be proposed which, if passed, will approve changes to be made to the Articles. Some changes are proposed for the purposes of complying with the Listing Rules Amendments and some changes are considered necessary and/or beneficial to the Company.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate, the Issue Mandate and the Re-election and a special resolution to approve the amendments to the Articles, is set out in the annual report 2004 of the Company accompanying the Circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Issue Mandate, the Re-election and the approval of the proposed changes to the Articles are in the interests of the Company and its shareholders as a whole and accordingly recommend shareholders to vote in favour of (i) the resolution to be proposed at the Annual General Meeting to approve the Re-election; (ii) the ordinary resolutions to be proposed at the Annual General Meeting to approve the Repurchase Mandate and the Issue Mandate respectively; and (iii) the special resolution to be proposed at the Annual General Meeting to approve the proposed changes to the Articles.

PROCEDURES TO DEMAND POLL

The procedure by which shareholders may demand a poll at the Annual General Meeting is set out in Appendix 3 to the Circular.

RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
Stanley Ho
Group Executive Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at 25 April, 2005, being the latest practicable date for ascertaining certain information in the Circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 2,080,026,240 Shares. Subject to the passing of the ordinary resolution, and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 208,002,624 Shares (representing 10% of the issued Shares of the Company).

2. REASONS FOR REPURCHASES

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in future when depressed market conditions arise, repurchases of Shares may support the share price and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It would then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

3. FUNDING OF REPURCHASES

Repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available for that purpose and in accordance with the Companies Ordinance and the Memorandum and Articles of Association of the Company.

The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or from the proceeds of a new issue of shares made for that purpose. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the company. Where the repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purposes of the share repurchase up to certain limits specified by the Companies Ordinance.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2004) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would in the circumstances have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	*HK$*
2004		
April	3.800	3.050
May	3.325	2.450
June	3.675	3.100
July	4.025	3.575
August	4.125	3.775
September	4.725	4.000
October	5.000	4.100
November	8.000	4.800
December	8.750	6.750
2005		
January	9.150	6.800
February	8.350	6.750
March	8.350	7.200

5. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any purchases which may be made under the Repurchase Mandate. As at the Latest Practicable Date, Shun Tak Shipping Company, Limited, Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM") and Dr. Stanley Ho (and his associates) were together beneficially interested in approximately 53.12 per cent. of the issued share capital of the Company. Based on these shareholdings, and in the event that the Directors were to exercise in full the power to repurchase Shares under the Repurchase Mandate, the combined shareholdings of Shun Tak Shipping Company, Limited, STDM and Dr. Stanley Ho (and his associates) would increase to approximately 59.02 per cent. of the issued share capital of the Company.

The Directors have no present intention to exercise the Repurchase Mandate to such an extent that such exercise would result in takeover obligations under the Takeover Code.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if such Repurchase Mandate is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. SHARE PURCHASE MADE BY THE COMPANY

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of the Circular. The Company will not purchase its Shares if less than 25% of its issued share capital is held by the public.

The following are the particulars of the five Directors proposed to be re-elected at the Annual General Meeting:

1. **Dr. Ho Hung Sun, Stanley**, aged 83, was the Group's founder and executive chairman. Dr. Ho has been a director of the Company since its incorporation in 1972. He is also a director of a number of the Company's subsidiaries, a director of Shun Tak Shipping Company, Limited, a substantial shareholder of the Company, chairman of the publicly-listed Melco International Development Limited and Value Convergence Holdings Limited. Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also honorary lifetime chairman of The University of Hong Kong Foundation for Educational Development and Research and a member of the Court of The Hong Kong Polytechnic University.

   He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees of The Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

   Dr. Ho was awarded the Gold Bauhinia Star by the Hong Kong SAR Government in 2003.

   In Macau, Dr. Ho is managing director of both Sociedade de Turismo e Diversões de Macau, S.A.R.L., a substantial shareholder of the Company and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of CAM — Macau International Airport Company Limited, chairman of Seng Heng Bank Limited, chairman of Macau Jockey Club, member of Economic Council of Macau SAR and trustee of Macau Foundation.

   Dr. Ho is a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference.

   Dr. Ho is the father of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. He is also the brother of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and the uncle of Mr. Andrew Tse, an executive director of the Company. Save as disclosed, Dr. Ho has no other relationship with any director, senior management or substantial or controlling shareholder of the Company.

   Dr. Ho has personal interests of 245,513,460 shares and corporate interests of 39,021,590 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

   As a director, Dr. Ho is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Company's Articles of Association.

2. **Ms. Ho Chiu King, Pansy**, aged 42, was appointed executive director when she joined the Group in January 1995, and managing director in June 1999. She is also a director of a number of the Company's subsidiaries and a director of Shun Tak Shipping Company, Limited, a substantial shareholder of the Company.

   Besides overseeing the overall strategic development and management of the Group, she is also the chief executive officer and a director of Shun Tak — China Travel Shipping Investments Limited and is directly in charge of the Group's shipping operations.

   In addition to serving the Group, she is also a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L., a substantial shareholder of the Company, chairman of Macau Tower Convention & Entertainment Centre and an executive director of Air Macau Company Limited.

   Ms. Ho is also the executive director of the publicly-listed Prime Investments Holdings Limited and an independent non-executive director of publicly-listed Sing Tao News Corporation Limited.

   In Hong Kong, she is a member of the executive committee and a board director of The Community Chest, founding honorary advisor and board director of The University of Hong Kong Foundation for Educational Development & Research, and an advisory council member of The Better Hong Kong Foundation. In China, she is a committee member of The Chinese People's Political Consultative Conference of Beijing, executive committee member of the All-China Federation of Industry & Commerce and vice president of the Chamber of Tourism of the Federation, and executive vice president of Guangdong Chamber of Foreign Investors. Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara.

   Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman, and the sister of Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. She is also the niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company and a cousin of Mr. Andrew Tse, an executive director of the Company. Save as disclosed, Ms. Ho has no other relationship with any director, senior management or substantial or controlling shareholder of the Company.

   Ms. Ho has personal interests of 45,745,344 shares and corporate interests of 97,820,707 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

   As a director, Ms. Ho is entitled to receive an annual director's fee of HK$5,000. Her term of appointment as a director will be in accordance with the Company's Articles of Association.

3. **Mr. Andrew Edward Tse**, aged 52, joined the Group in 1981 and was appointed an executive director of the Company in 1991.

   Mr. Tse is a director of a number of the Company's subsidiaries and the chief executive officer of East Asia Airlines Limited and Hong Kong Express Airways Limited.

   Mr. Tse is a nephew of Dr. Stanley Ho, the Group executive chairman and Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company. Mr. Tse is also a cousin of Ms Pansy Ho, the managing director of the Company, Ms Daisy Ho, the deputy managing director of the Company and Ms Maisy Ho, an executive director of the Company. Save as disclosed, Mr. Tse has no other relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Tse has personal interests of 12,403,870 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As a director, Mr. Tse is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Company's Articles of Association.

4. **Mr. Chan Wai Lun, Anthony**, aged 57, joined the Group in 1987 and was appointed an executive director of the Company in 1991.

Mr. Chan is a director of a number of the Company's subsidiaries. He is also a director of The Real Estate Developers Association of Hong Kong, president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology, and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development in mainland China. Mr. Chan has been appointed as a committee member of The Chinese People's Political Consultative Conference, Guangdong Province.

Mr. Chan has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Chan has personal interests of 16,610,120 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As a director, Mr. Chan is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Company's Articles of Association.

5. **Mr. Ho Hau Chong, Norman**, aged 49, was appointed an independent non-executive director and a member of the Audit Committee of the Company in September 2004. Apart from the aforesaid, Mr. Ho does not hold any other position in the Company or any subsidiary of the Company.

Mr. Ho is an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited and has over 20 years of experience in management and property development. He is also a director of CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel and Investment Company Limited, Starlight International Holdings Limited, Tai Fook Securities Group Limited, New World Mobile Holdings Limited and Cheung Tai Hong Holdings Limited. He is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants.

Mr. Ho has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Ho does not have any interests in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

As an independent non-executive director, Mr. Ho is entitled to receive an annual director's fee of HK$200,000 and an additional HK$100,000 as a member of the Audit Committee. His term of appointment as a director will be in accordance with the Company's Articles of Association.

Article 56 of the Company's Articles of Association sets out the procedure by which shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall by decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

本公司組織章程細則第56條有關股東要求進行票選之程序：

於任何股東大會上，除非(在宣佈舉手表決結果時或以前，或於撤銷任何其他票選要求時)經正式要求票選，否則提呈於大會表決之決議案將以舉手投票方式表決。在公司條例之規限下，有關要求票選可由下述任何一方提出：

(a) 大會主席；或

(b) 最少三名親身或其委任受委代表出席並有權投票之股東；或

(c) 任何親身或其委任受委代表出席之股東，合共持有有權出席及於股東大會上投票之所有股東之總投票權不少於十分一；或

(d) 任何親身或其委任受委代表出席之股東，並持有獲賦予出席及於股東大會上投票權利之股份繳足之金額合計相等於不少於獲賦予權利之所有股份繳足總額十分一。

除非要求票選並該項要求並無被撤回，主席宣佈一項決議案經舉手投票之方式通過或一致通過或以某一大多數通過或以某一大多數否決或不予通過，並登記於載述本公司大會會議紀錄，有關結果即為該事實之確證，而無須提出投票贊成或反對該決議案之數目或比數之證明。

何先生與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，何先生並無擁有本公司股份之任何權益。

作為一名獨立非執行董事，何先生可收取年度董事袍金200,000港元，另外就擔任審核委員會成員額外收取100,000港元。彼之董事任期按本公司之公司組織章程細則委任。

士之表兄。除已披露者外，謝先生與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，謝先生持有本公司12,403,870股股份之個人權益。

作為一名董事，謝先生可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司組織章程細則委任。

4. **陳偉能先生**，57歲，於一九八七年加入本集團，並於一九九一年獲委任為本公司執行董事。

陳先生還兼任本公司若干附屬公司之董事。彼目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團於中國大陸之物業發展。陳先生亦為中國廣東省政協委員。

陳先生與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，陳先生持有本公司16,610,120股股份之個人權益。

作為一名董事，陳先生可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司組織章程細則委任。

5. **何厚鏘先生**，49歲，於二零零四年九月獲委任為本公司獨立非執行董事及審核委員會成員。除已披露者外，何先生並無於本公司及其附屬公司出任任何其他職位。

何先生現為恒威投資有限公司及德雄(集團)有限公司的執行董事，有二十多年管理及地產發展經驗。彼亦為中信泰富有限公司、香港小輪(集團)有限公司、利興發展有限公司、美麗華酒店企業有限公司、升岡國際有限公司、大福證券集團有限公司，新世界移動控股有限公司及祥泰行集團有限公司之董事。何先生為英國特許會計師公會會員及香港會計師公會資深會員。

2. **何超瓊女士**，42歲，一九九五年一月獲委任為本集團執行董事，並於一九九九年六月獲委任為本集團董事總經理。何女士亦兼任本公司若干附屬公司及本公司主要股東信德船務有限公司董事。

何女士同時亦為信德中旅船務投資有限公司行政總裁兼董事、直接掌管本集團船務業務。

何女士亦兼本公司主要股東澳門旅遊娛樂有限公司董事、澳門旅游塔會展娛樂中心主席及澳門航空股份有限公司執行董事。

何女士亦是上市公司Prime Investments Holdings Limited之執行董事及上市公司星島新聞集團有限公司之獨立非執行董事。

在香港，職務包括香港公益金執行委員會委員及董事局成員、香港大學教研發展基金有限公司創會名譽顧問及董事局成員，及香港明天會更好基金顧問委員會委員。在國內，何女士現任政協北京市委員會委員，中華全國工商聯執行委員會委員暨工商聯旅遊業商會副會長，以及廣東外商公會常務副會長。何女士擁有英國加州聖克萊大學市場學及國際商業管理學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金，本公司副董事總經理何超鳳女士及本公司執行董事何超蕸女士之胞姊。彼亦是本公司非執行董事莫何婉穎女士之侄女及本公司執行董事謝天賜先生之表妹。除已披露者外，何女士與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，何女士持有本公司45,745,344股股份之個人權益及97,820,707股股份之公司權益。

作為一名董事，何女士可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司組織章程細則委任。

3. **謝天賜先生**，52歲，於一九八一年加入本集團，並於一九九一年獲委任為本公司執行董事。

謝先生還兼任本公司若干附屬公司之董事，以及亞太航空公司及港聯航空有限公司之行政總裁。

謝先生乃本公司集團行政主席何鴻燊博士及本公司非執行董事莫何婉穎女士之外甥。彼亦是本公司董事總經理何超瓊女士、副董事總經理何超鳳女士及執行董事何超蕸女

以下為將於股東週年常會上建議重選之五名董事之詳細資料。

1. **何鴻燊博士**，83歲，為集團創辦人兼行政主席，自集團於一九七二年成立以來即擔任集團董事。他還兼任本公司若干附屬公司之董事，本公司主要股東信德船務有限公司之董事及上市公司新濠國際發展有限公司及滙盈控股有限公司之主席。何博士現任香港地產建設商會會長，香港大學教研發展基金永遠榮譽主席，以及香港理工大學顧問委員會成員。

此外，何博士為香港公益金名譽副會長，香港明天更好基金信託人和演藝學院友誼社贊助人。

何博士於二零零三年獲香港特別行政區政府頒予金紫荊星章。

在澳門，何博士為本公司主要股東澳門旅遊娛樂有限公司總經理，澳門博彩股份有限公司行政總裁、澳門國際機場專營公司董事會副主席、誠興銀行董事會主席、澳門賽馬會董事局主席、澳門特別行政區經濟委員會委員、以及澳門基金會信託委員。

何博士現任第十屆中國人民政治協商會議常務委員會委員。

何博士乃本公司董事總經理何超瓊女士、本公司副董事總經理何超鳳女士及本公司執行董事何超蕸女士之父親。彼亦是本公司非執行董事莫何婉穎女士之胞兄及本公司執行董事謝天賜先生之舅父。除已披露者外，何博士與本公司之任何董事、高級管理層人員、主要股東或控股股東並無任何其他關係。

就證券及期貨條例第XV部而言，何博士持有本公司245,513,460股股份之個人權益及39,021,590股股份之公司權益。

作為一名董事，何博士可收取年度董事袍金5,000港元。彼之董事任期按本公司之公司組織章程細則委任。

據董事會所知，根據購回授權而進行購回並不會產生收購守則所指之任何後果。於最後實際可行日期，信德船務有限公司、澳門旅遊娛樂有限公司(「澳娛」)及何鴻燊博士(及其聯繫人等)合共實益擁有本公司已發行股本約53.12%之權益。根據此持股量及倘董事會根據購回授權全面行使權力以購回股份，信德船務有限公司、澳娛及何鴻燊博士(及其聯繫人等)之持股量將會增加至本公司已發行股本約59.02%。

董事會目前無意於收購守則所引致全面收購責任之情況下行使購回授權。

各董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人等目前概無意根據購回授權將任何股份售予本公司(倘該購回授權獲股東批准)。

並無其他關連人士(按上市規則之定義)知會本公司，倘購回授權獲股東批准，彼等現擬出售任何股份予本公司，或彼等已承諾不會出售股份予本公司。

6. 本公司進行之購回股份事項

本公司於通函刊發日期前六個月內概無購回其任何股份(不論是否在聯交所進行)。倘若已發行股本之公眾持股量低於25%，本公司將不會購回其股份。

4. 股份價格

本公司之股份於最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高 港元	最低 港元
二零零四年		
四月	3.800	3.050
五月	3.325	2.450
六月	3.675	3.100
七月	4.025	3.575
八月	4.125	3.775
九月	4.725	4.000
十月	5.000	4.100
十一月	8.000	4.800
十二月	8.750	6.750
二零零五年		
一月	9.150	6.800
二月	8.350	6.750
三月	8.350	7.200

5. 一般事項

董事會已向聯交所承諾，彼等將(在適用之情況下)遵照上市規則及公司條例之規定根據購回授權行使本公司之權力以購回股份。

倘因購回股份而令股東在本公司所佔之投票權權益比例有所增加，則就香港公司收購及合併守則(「收購守則」)第三十二條而言，該項權益比例增加將會被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並因而須根據收購守則第二十六條之規定提出強制性收購建議。

本附錄乃根據上市規則之規定作為說明函件，向　閣下提供有關購回授權之必要資料，以便　閣下考慮購回授權，並構成公司條例第49BA(3)條所規定之備忘錄。

1. 股本

於二零零五年四月二十五日(即確定通函內若干資料之最後實際可行日期(「最後實際可行日期」))，本公司已發行股本共有2,080,026,240股股份。待普通決議案獲通過後及在股東週年常會舉行前不再發行或購回股份之情況下，本公司根據購回授權將可購回最多達208,002,624股股份(佔本公司已發行股份之10%)。

2. 購回之理由

董事會認為因購回授權所帶來之靈活性將對本公司及其股東有利。近年來，於聯交所買賣之市況有時亦頗為不穩，倘日後市場出現不景之情況，購回股份或可支持股價及提高本公司之資產淨值及／或每股盈利。此舉將會對保留投資於本公司之股東有利，蓋因彼等於本公司資產中之權益百分比將會根據本公司所購回之股份數目按比例增加。

3. 用以購回之資金

購回資金將全部由本公司之流動現金或營運資金支付，該等資金乃根據公司條例及本公司之公司組織章程大綱及組織章程細則之規定可合法作為購回用途之資金。

公司條例規定，因購回股份而須償還之資本只可用該公司之可分派溢利或為購回股份而發行新股所得之利益支付。此外，公司條例亦規定，於購回股份時所付之溢價只可由公司之可分派溢利支付。若該被購回之股份按溢價發行，於購回股份時應付之任何溢價亦可由為購回股份而另外發行股份所得之收益支付，惟數額不可超過香港公司條例所訂定之若干限額。

倘於建議購回期間隨時全面行使購回授權，將會對本公司之營運資金或資本負債狀況有重大不利影響(與截至二零零四年十二月三十一日止年度之年報所載之經審核賬目所披露之財政狀況比較)。然而，倘行使購回授權將會對本公司所需之營運資金或董事會不時認為適當之資本負債水平有任何重大不利影響，董事會不擬行使該購回授權。

本通函隨附有股東週年常會之代表委任表格乙份。　閣下無論擬否出席該大會，均請盡早將代表委任表格按其上印備之指示填妥交回本公司之註冊辦事處，惟無論如何最遲須於常會指定舉行時間四十八小時前送達。　閣下填妥交回代表委任表格後，屆時仍可親自出席股東週年常會並於會上投票。

推薦意見

董事會認為授出購回授權及發行授權、重選以及批准公司細則之建議修改乃符合本公司及其股東之整體利益，因此建議股東投票贊成(i)將於股東週年常會上提呈重選之決議案；(ii)將於股東週年常會上分別提呈以批准購回授權及發行授權之普通決議案；及(iii)將於股東週年常會上提呈以批准公司細則之建議改動之特別決議案。

要求進行票選之程序

股東於股東週年常會上可要求進行票選之程序載於通函附錄三。

責任聲明

通函乃遵照上市規則提供有關本公司之資料。董事共同及個別就通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，通函並無遺漏其他事實，以致其內容有誤導。

此致

列位股東　台照

集團行政主席
何鴻燊
謹啟

二零零五年四月二十九日

通函附錄一載有上市規則規定須予提供有關購回授權之必要資料之説明函件。

發行股份之一般性授權

於股東週年常會上，本公司亦將提呈股東週年常會通告內第六項所載之普通決議案，如獲通過，將授予董事會一般性授權，以發行最多不超過(i)該決議案通過當日本公司已發行股本面值總額百分之二十，另加(ii)在該決議案獲通過後本公司所購回之本公司股本面值後所得之數之新股份(「發行授權」)。

重選董事

於股東週年常會上，將提呈股東週年常會通告第3項普通決議案，如獲得通過，何鴻燊博士、何超瓊女士、謝天賜先生、陳偉能先生及何厚鏘先生將獲重選為董事。上市規則規定須披露上述董事之詳細資料載於通函附錄二。

修訂組織章程細則

為配合上市規則修訂，於股東週年常會將會提呈一項特別決議案，修訂公司細則第77條，要求每名董事須每三年於股東週年常會上輪席告退一次。

此外，作為本公司對公司細則定期審閱工作之一部分，將提呈新公司細則第103A條，容許本公司透過電話會議或類似形式之通訊設備舉行董事會或董事會屬下委員會會議。

於股東週年常會上，將提呈股東週年常會通告所載第7項特別決議案，如獲通過，將批准對公司細則作出之修改。若干修改建議是為了配合上市規則之修訂，而若干修改是被認為必需及／或對本公司有利之修改。

股東週年常會

股東週年常會通告載有(其中包括)批准購回授權、發行授權及重選之普通決議案，以及批准修訂公司細則之一項特別決議案，該通告載於隨通函附奉之本公司二零零四年年報內。

章公司條例(「公司條例」)，倘獲其組織章程細則批准，在香港註冊成立之上市公司可在若干情況下購回其股份。

於二零零四年六月三日，董事會獲本公司授予一般性權力以行使本公司權力購回本公司每股面值0.25港元之股份(「股份」)及發行新股份。根據香港公司條例及上市規則。該等授權將於即將召開之本公司股東週年常會完結時屆滿。因此於二零零五年六月十四日召開之本公司股東週年常會(「股東週年常會」)上，將提呈普通決議案以授予該等一般性授權。

日期為二零零五年四月二十九日之本通函(「通函」)旨在為　閣下提供(其中包括)有關建議購回股份及發行新股份之一般性授權之資料。

(ii) **重選董事**

根據本公司組織章程細則(「公司細則」)第73、77及79條，將於股東週年常會上輪席告退之董事為何鴻燊博士、何超瓊女士、謝天賜先生、陳偉能先生及何厚鏘先生，彼等合符資格，願膺選連任(「重選」)。

通函旨在(其中包括)向　閣下提供關於建議重選之資料。

(iii) **組織章程細則**

由於上市規則第十四章作出之修訂並於二零零五一月一日已生效，本公司須修訂其公司細則第77條，以符合上市規則之修訂(「上市規則之修訂」)。此外，作為本公司對公司細則定期審閱工作之一部分，已建議加入新公司細則第103A條，對公司細則作出被認為必需及／或對本公司有利之修訂。

通函旨在為　閣下提供(其中包括)有關修訂公司細則之資料。

購回股份之一般性授權

股東週年常會通告內第五項所載之普通決議案如獲得通過，將授予董事會一般性及無條件之授權，以便由該普通決議案通過後直至本公司舉行下屆股東週年常會前或在普通決議案所列明之較早期間內，隨時行使權力以購回最多不超過本公司在通過該決議案當日之已發行股本面值總額百分之十之股份(「購回授權」)。

SHUN TAK
信德集團有限公司

(依據公司條例在香港註冊成立之有限公司)

(股份代號：0242)

董事會：
何鴻燊博士(集團行政主席)
羅保爵士**
關超然先生**
何厚鏘先生**
拿督鄭裕彤博士*
莫何婉穎女士*
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
禤永明先生
謝天賜先生
陳偉能先生
何超蕸女士
岑康權先生

* 非執行董事
** 獨立非執行董事

註冊辦事處：
香港中環
干諾道中200號
信德中心西座39字頂樓

敬啟者：

(1) 購回股份及發行股份之一般性授權
(2) 重選董事
及
(3) 修訂組織章程細則之建議

緒言

(i) 一般性授權

根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)及香港法例第32

重要文件

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份**全部售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHUN TAK

信德集團有限公司

(依據公司條例在香港註冊成立之有限公司)

(股份代號：**0242**)

(1) 購回股份及發行股份之一般性授權 (2) 重選董事 及 (3) 修訂組織章程細則 之建議

二零零五年四月二十九日

Legal & General Notices

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Tuesday, 14 June 2005 at 3:00 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31st December, 2004.
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of the directors.
4. To re-appoint auditors and to fix their remuneration.
5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) **"That:**

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures,

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) **"That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.".

7. As special business to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"That the Articles of Association of the Company be altered:

(a) by the deletion therefrom of Article 77 in its entirety and the substitution therefor of the following:

"77. Every Director, including those appointed for a specific term, shall retire by rotation at least once every three years at annual general meeting."

(b) by the deletion therefrom of Article 78 in its entirety and the substitution therefor of the following:

"78. —deleted—"

(c) by the insertion of the following new Article 103A after Article 103:

"103A. Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.""

By Order of the Board
Angela Tsang
Company Secretary

Hong Kong, 29 April 2005

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central

following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) **"That:**

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "That the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.".

7. As special business to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"That the Articles of Association of the Company be altered:

(a) by the deletion therefrom of Article 77 in its entirety and the substitution therefor of the following:

"77. Every Director, including those appointed for a specific term, shall retire by rotation at least once every three years at annual general meeting."

(b) by the deletion therefrom of Article 78 in its entirety and the substitution therefor of the following:

"78. —deleted—"

(c) by the insertion of the following new Article 103A after Article 103:

"103A. Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.""

By Order of the Board
Angela Tsang
Company Secretary

Hong Kong, 29 April 2005

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. Completion and return of the form of proxy will not preclude a member from attending and voting at the above meeting or any adjournment thereof if he so wishes. In that event, his form of proxy will be deemed to have been revoked.

4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

5. The register of members will be closed from Thursday, 9 June 2005 to Tuesday, 14 June 2005, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 8 June 2005.

6. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2004. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

7. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Louise Mok and the independent non-executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.

香港經濟日報　2005年4月29日　星期五

SHUN TAK
信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）
（股份代號：0242）

股東週年常會通告

茲通告信德集團有限公司訂於二零零五年六月十四日（星期二）下午三時假座香港中環干諾道中200號信德中心招商局大廈一樓澳門賽馬會會所黃金閣召開股東週年常會，商議下列事項：

一. 省覽及通過截至二零零四年十二月三十一日止財政年度經審核之財政報告、董事會報告及核數師報告。

二. 宣派末期股息。

三. 重選董事並釐定董事酬金。

四. 續聘核數師並釐定其酬金。

五. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「動議：

（甲） 在本決議案（乙）段之限制下，一般性及無條件批准授權本公司董事會在有關期間內行使本公司一切權力以購回本公司股份；

（乙） 本公司根據本決議案（甲）段之批准，按香港公司股份購回守則在香港聯合交易所有限公司或由香港證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十，而上述之批准亦須受此限制；

（丙） 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「（一） 動議：

（甲） 在本決議案（丙）段之限制下，根據公司條例第57B條，一般性及無條件批准授權本公司董事會在有關期間內行使本公司之一切權力以便配發、發行及處置本公司股本中之額外股份，並作出或授予可能需要行使該項權力之售股建議、協議及期權（包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券）；

（乙） 本決議案（甲）段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權（包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券）；

（丙） 本公司董事會依據本決議案（甲）段批准配發或同意有條件或無條件配發（不論是否依據行使期權而配發者）之股本面值總額，惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替全部或部份股息之以股代息或類似安排，不得超過本決議案獲通過當日本公司已發行股本面值總額百分之二十，而上述之批准亦須受此限制；及

持有人（及，如適用，向本公司其他證券之合資格持有人），按彼等當時持有該等本公司股份（或，如適用，該等其他證券）之比例向彼等配股或發行有權認購本公司股份之期權、認股權證或其他證券（惟在所有情況下本公司董事會有權就零碎配額，或經考慮適用於本公司任何地域之法律之任何限制或責任或任何認可監管機構或證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排）。」

「（二） 動議批准授予本公司董事會行使本會議通告第六項所載第（一）項決議案（甲）段所述之本公司權力並就該決議案（丙）段之中(bb)分段所述之本公司股本事宜而行使該權力。」。

七. 作為特別事項考慮，及如認為適當，通過下列決議案為特別決議案：

特別決議案

「動議對本公司組織章程細則作出以下修改：

（甲） 刪除公司細則第77條全部內容，並以下列條文所替代：

「77. 每名董事（包括特別任期的董事）須至少每三年於股東週年常會上輪席告退一次。」

（乙） 刪除公司細則第78條全部內容，並以下列條文所替代：

「78. —刪除—」

（丙） 於公司細則第103條後加入以下之新公司細則第103A條：

「103A. 任何董事或其替代人可透過電話會議或類似形式之通訊設備有效參與董事會或董事會屬下委員會之會議，惟參與該會議之所有人士必須能夠於該會議上彼此聆聽及交談。據此參與之人士應被視為親身出席會議，並因此計入法定人數及有權投票。倘參與該會議最大組別之人士已組成（或倘並無組別之人數較任何其他組別為多，則為該大會主席），則該會議應被視為已進行。」」

承董事會命
曾美珠
公司秘書

香港，二零零五年四月二十九日

註冊辦事處：
香港中環
干諾道中200號
信德中心
西座39字頂樓

附註：

一. 凡有權出席上述通告召開常會及投票之本公司股東，均有權委任一位或兩位代表出席及於投票表決時代其投票，受委代表毋須為本公司股東。

二. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（指如有而言）或由公證人簽署證明之該授權書或授權文件副本，最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處，方為有效。

三. 填妥及交回代表委任表格後，股東仍可出席上述大會或其任何續會，並在會上投票。倘股東可出席大會，並於會上投票，則代表委任表格將被視為已撤回。

四. 倘屬聯名股份持有人，任何一位持有人均可親自或以其受委代表就該等股份於大會上投票，但以較優先一位人士之投票將獲接納，其他聯名持有人之投票則不會受理，就此而言，優先次序按照聯名持有人於本公司股東名冊上之排名先後而定。

四. 續聘核數師並釐定其酬金。

五. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「動議：

(甲) 在本決議案(乙)段之限制下，一般性及無條件批准授權本公司董事會在有關期間內行使本公司一切權力以購回本公司股份；

(乙) 本公司根據本決議案(甲)段之批准，按香港公司股份購回守則在香港聯合交易所有限公司或由香港證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十，而上述之批准亦須受此限制；

(丙) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「(一) 動議：

(甲) 在本決議案(丙)段之限制下，根據公司條例第57B條，一般性及無條件批准授權本公司董事會在有關期間內行使本公司之一切權力以便配發、發行及處置本公司股本中之額外股份，並作出或授予可能需要行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(乙) 本決議案(甲)段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(丙) 本公司董事會依據本決議案(甲)段批准配發或同意有條件或無條件配發(不論是否依據行使期權而配發者)之股本面值總額，惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替本公司派發之全部或部份股息之以股代息計劃或類似安排，不得超過下列各項之總額：

(aa) 本決議案通過當日本公司已發行股本面值總額之百分之二十，另加；

(bb) (倘本公司董事會獲本公司股東另行通過決議案授權)在本決議案獲通過後本公司購回之本公司股本面值(最高以本決議案通過當日本公司已發行股本面值總額之百分之十為限)，而上述之批准亦須受此限制；

(丁) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力；及

「供股」指本公司董事會於其所訂定之期間內向於其一指定記錄日期已名列本公司股東名冊之股份

方」。

七. 作為特別事項考慮，及如認為適當，通過下列決議案為特別決議案：

特別決議案

「動議對本公司組織章程細則作出以下修改：

(甲) 刪除公司細則第77條全部內容，並以下列條文所替代：

「77. 每名董事(包括特別任期的董事)須至少每三年於股東週年常會上輪席告退一次。」

(乙) 刪除公司細則第78條全部內容，並以下列條文所替代：

「78. 一刪除一」

(丙) 於公司細則第103條後加入以下之新公司細則第103A條：

「103A. 任何董事或其替代人可透過電話會議或類似形式之通訊設備有效參與董事會或董事會屬下委員會之會議，惟參與該會議之所有人士必須能夠於該會議上彼此聆聽及交談。據此參與之人士應被視為親身出席會議，並因此計入法定人數及有權投票。倘參與該會議最大組別之人士已組成(或倘並無組別之人數較任何其他組別為多，則為該大會主席)，則該會議應被視為已進行。」」

承董事會命
曾美珠
公司秘書

香港，二零零五年四月二十九日

註冊辦事處：
香港中環
干諾道中200號
信德中心
西座39字頂樓

附註：

一. *凡有權出席上述通告召開常會及投票之本公司股東，均有權委任一位或兩位代表出席及於投票表決時代其投票，受委代表毋須為本公司股東。*

二. *代表委任表格連同授權簽署該表格之授權書或其他授權文件(指如有而言)或由公證人簽署證明之該授權書或授權文件副本，最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處，方為有效。*

三. *填妥及交回代表委任表格後，股東仍可出席上述大會或其任何續會，並在會上投票。倘股東可出席大會，並於會上投票，則代表委任表格將被視為已撤回。*

四. *倘屬聯名股份持有人，任何一位持有人均可親自或以其受委代表就該等股份於大會上投票，但以較優先一位人士之投票將獲接納，其他聯名持有人之投票則不會受理，就此而言，優先次序按照聯名持有人於本公司股東名冊上之排名先後而定。*

五. *本公司將由二零零五年六月九日(星期四)至二零零五年六月十四日(星期二)，首尾兩天包括在內，暫停辦理股份過戶登記手續；在該段其間內，所有轉讓均不被接納。為確定有權享有末期股息之資格，所有轉讓文件連同有關之股票最遲須於二零零五年六月八日(星期三)下午四時前送達本公司股份過戶登記處，地址為香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司。*

六. *關於上述第五項議程，董事會特請股東注意一份將連同二零零四年年報一併寄予各股東之通函，該份通函將列出香港聯合交易所有限公司上市規則有關購回股份之重要條款。股東授予董事會購回股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。*

七. *關於上述第六項議程，董事會特表明現時並無計劃發行本公司任何額外新股(依據第(一)項決議案(丙)段所載第(ii)、(iii)或(iv)項議程而配發者除外)。股東授予董事會發行股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。*

於本公佈發表日期，執行董事為何鴻燊博士、何超瓊女士、何超鳳女士、蘇樹輝博士、霍永明先生、謝天賜先生、陳偉能先生、何超蕸女士及岑康權先生。

非執行董事為拿督鄭裕彤博士及莫何婉穎女士。獨立非執行董事為羅保爵士、關超然先生及何厚鏘先生。